414


06016827

~~82-~~ SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unicharm Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4985 FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 9/14/06

File No. 82-4985


RECEIVED
2005 SEP 14 A 8:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Financial Statement Report

Report based on Article 24, Paragraph 1 of the Securities and Exchange Law

46th Fiscal Year from April 1, 2005 to March 31, 2006

AR/S
3-31-06

UNICHARM CORPORATION

46th Fiscal Year from April 1, 2005 to March 31, 2006

Financial Statement Report

1. This is a hard-copy report that reproduces the financial report based on Article 24-1 of the Securities and Exchange Law, submitted via Electronic Disclosure for Investor's Network (EDINET) complying with Article 27-30-2 of the said law.
2. This report does not include the accompanying document to the financial statement report submitted through the above method, but the Reports of Independent Auditors have been added at the end of this document.

UNICHARM CORPORATION

TABLE OF CONTENTS

45th Fiscal Year: Financial Statement Report

[FRONT PAGE]

[Document Submitted]	Financial Statement Report
[Legal Basis]	Paragraph 1, Section 24 of the Securities and Exchange Law
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	June 29, 2006
[Fiscal Year]	46th Fiscal Year (April 1, 2005 through March 31, 2006)
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime-ken (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Keikyu No. 2 Building 3-25-23 Takanawa, Minato-ku, Tokyo)
[Telephone Number]	+81-3-3447-5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Nearest Location of Contact]	Keikyu No. 2 Building 3-25-23 Takanawa, Minato-ku, Tokyo
[Telephone Number]	+81-3-3447- 5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Keikyu No. 2 Building 3-25-23 Takanawa, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Part 1 [Corporate Information]

Section 1 [General Status of the Company]

1. [Trends in Key Business Indicators, etc.]

(1) Consolidated Business Indicators, etc.

Period	42nd Fiscal Year	43rd Fiscal Year	44th Fiscal Year	45th Fiscal Year	46th Fiscal Year
Closing Date	March 2002	March 2003	March 2004	March 2005	March 2006
Net Sales (Millions of Yen)	206,707	223,168	240,109	246,050	270,380
Ordinary Income (Millions of Yen)	19,147	25,895	31,120	27,978	28,781
Net Income (Millions of Yen)	8,851	12,879	16,239	16,381	15,287
Shareholders' Equity (Millions of Yen)	109,305	113,136	123,708	137,696	151,182
Total Assets (Millions of Yen)	187,060	187,987	209,002	215,365	250,355
Shareholders' Equity per Share (Yen)	1,584.58	1,674.47	1,858.63	2,069.30	2,309.59
Net Income per Share (Yen)	126.78	185.29	240.26	244.25	229.34
Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	-	242.69	229.00
Equity Ratio (%)	58.4	60.2	59.2	63.9	60.4
Return on equity (%)	8.3	11.6	13.7	12.5	10.6
Price earnings ratio (times)	29.3	25.1	20.7	19.7	25.2
Cash Flows from Operating Activities (Millions of Yen)	24,727	27,185	36,915	20,607	36,888
Cash Flows from Investing Activities (Millions of Yen)	(7,261)	(26,410)	(25,836)	(8,437)	(20,251)
Cash Flows from Financing Activities (Millions of Yen)	(4,406)	(9,805)	(7,933)	(207)	(6,217)
Balance of Cash and Cash Equivalents as of the End of Period (Millions of Yen)	50,785	41,568	44,434	56,359	67,649
Number of Employees [and Average Number of Temporary Employees]	4,367 [1,154]	4,753 [1,382]	5,057 [1,706]	5,234 [2,003]	6,030 [2,187]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Figures for the 42nd and 43rd fiscal year (ended March 2002 and 2003) are not recorded because the Company did not issue bonds with subscription warrants and convertible bonds in the former period, and there were no residual shares in the latter periods. In addition, figures for diluted net income per share are not recorded for the 44th fiscal year (ended March 2004) because there were no residual shares with a dilutive effect.
3. Numbers include only the employees in active service at the time.
4. The Company has applied "Accounting Standard for Earnings per Share" (Section 2 of the Accounting Standards specified on September 25, 2002 by the Accounting Standards Board of Japan) and "Implementation Guidance for the Accounting Standard for Earnings per Share" (Section 4 of the Implementation Guidance for the Accounting Standard specified on September 25, 2002 by the Accounting Standards Board of Japan) effective from the 43rd fiscal year (ended March 2003).

(2) Non-Consolidated Business Indicators, etc.

Period	42nd Fiscal Year	43rd Fiscal Year	44th Fiscal Year	45th Fiscal Year	46th Fiscal Year
Closing date	March 2002	March 2003	March 2004	March 2005	March 2006
Net Sales (Millions of Yen)	150,799	155,829	165,508	165,132	165,125
Ordinary Income (Millions of Yen)	11,627	14,995	18,645	14,775	16,420
Net Income (Millions of Yen)	7,002	9,130	11,658	9,434	10,920
Capital (Millions of Yen)	15,992	15,992	15,992	15,992	15,992
Aggregate Number of Shares Issued and Outstanding (Shares)	68,981,591	68,981,591	68,981,591	68,981,591	68,981,591
Shareholders' Equity (Millions of Yen)	93,793	94,525	101,617	108,805	114,975
Total Assets (Millions of Yen)	122,771	123,112	141,135	139,884	150,349
Shareholders' Equity per Share (Yen)	1,359.70	1,399.21	1,526.95	1,635.50	1,756.87
Dividend per share (Yen)	20	24	28	30	32
(the interim dividend is shown in parentheses) (Yen)	(10)	(12)	(14)	(15)	(16)
Net Income per Share (Yen)	100.29	131.28	172.46	140.57	164.08
Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	-	-	-
Equity Ratio (%)	76.4	76.8	72.0	77.8	76.5
Return on equity (%)	7.6	9.7	11.9	9.0	9.8
Price earnings ratio (times)	37.0	35.5	28.9	34.2	35.2
Dividend payout ratio (%)	19.9	18.3	16.2	21.3	19.5
Number of Employees (and Average Number of Temporary Employees)	967 [158]	952 [222]	987 [237]	1,007 [251]	1,004 [316]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Figures for the 42nd and 43rd fiscal year (ended March 2002 and 2003) are not recorded because the Company did not issue bonds with subscription warrants and convertible bonds in the former period, and there were no residual shares in the latter periods. In addition, figures for diluted net income per share are not recorded for the 44th fiscal year (ended March 2004) or later because there were no residual shares with a dilutive effect.
3. Numbers include only the employees in active service at the time.
4. The Company has applied "Accounting Standard for Earnings per Share" (Section 2 of the Accounting Standards specified on September 25, 2002 by the Accounting Standards Board of Japan) and "Implementation Guidance for the Accounting Standard for Earnings per Share" (Section 4 of the Implementation Guidance for the Accounting Standard specified on September 25, 2002 by the Accounting Standards Board of Japan) effective from the 43rd fiscal year (ended March 2003).

2. Corporate history

February 1961	Keiichiro Takahara, the incumbent Chairman and CEO of the Company, founded Taisei Chemicals Co. and started manufacturing and sales of building materials.
August 1963	Started manufacturing and sale of feminine napkins.
March 1974	Transferred the manufacturing operation of feminine napkins to the consolidated subsidiary Charm Corp. (former corporate name: Charm Kinsei Corporation).
September 1974	In order to change the par value of shares, merged the companies with Unicharm Corporation (former corporate name: Okada Sangyo Co., Ltd.; established in April 1941) as the surviving company.
August 1976	Listed on the second section of the Tokyo Stock Exchange
August 1981	Started sale of paper diapers for babies.
September 1983	Transferred the business of manufacturing and sale of building materials to the consolidated subsidiary Uni Heartous Corporation (former corporate name: Uni Taisei Co., Ltd.)
October 1984	Established a consolidated subsidiary United Charm Co., Ltd. in Taiwan.
December 1984	Introduced an interim dividend system.
March 1985	Designatedted on the first section of the Tokyo Stock Exchange.
July 1987	Established a consolidated subsidiary Uni-Charm (Thailand) Co., Ltd.
June 1993	Established a consolidated subsidiary Unicharm East Japan Co.
November 1993	Established a consolidated subsidiary Uni.Charm Molnlycke B.V.
October 1994	Established a consolidated subsidiary Uni-Charm Co., Ltd. (former corporate name: SsangYong Uni-Charm Co., Ltd.).
December 1995	Established a consolidated subsidiary Shanghai Uni-Charm Co., Ltd.
April 1996	Merged with Unitec Corp.
June 1997	Established a consolidated subsidiary PT Uni-Charm Indonesia.
October 1998	Transferred the pet business to the consolidated subsidiary Unicharm PetCare Corporation (former corporate name: Uni Heartous Corporation).
May 1999	Established a consolidated subsidiary Unicharm Central Japan Co. Established a consolidated subsidiary Unicharm Material Co., Ltd. Established a consolidated subsidiary UBS Corporation.
October 1999	Transferred the operations of the central Japan production division to the consolidated subsidiary Unicharm Central Japan Co. Transferred the operations of the material production division to the consolidated subsidiary Unicharm Material Co., Ltd.
November 2001	Established the consolidated subsidiary Uni-Charm Consumer Products (China) Co., Ltd.
January 2002	Merged Unicharm Central Japan Co. and Unicharm East Japan Co. with the consolidated subsidiary Unicharm Products Co., Ltd. (former corporate name: Charm Corp.)
February 2002	Established a consolidated subsidiary Uni-Charm Consumer Products (Shanghai) Co., Ltd.
July 2003	Established the consolidated subsidiary Unicharm-Eduo Co., Ltd.
October 2004	Unicharm PetCare Corporation listed on the second section of the Tokyo Stock Exchange.
August 2005	Acquired additional shares of the affiliate Unicharm Mölnlycke Co., Ltd. and made it a wholly-owned subsidiary.
September 2005	Listed the consolidated subsidiary Unicharm PetCare Corporation on the first section of Tokyo Stock Exchange.
December 2005	Acquired Unicharm Gulf Hygienic Industries Ltd. and made it a consolidated subsidiary.
February 2006	Started a joint venture in South Korea with LG Household & Health Care Ltd., as the consolidated subsidiary LG UniCharm Co., Ltd. (former corporate name: Uni-Charm Co., Ltd.)

3. [Business Contents]

The Company's corporate group consists of Unicharm Corporation (the Company), 24 consolidated subsidiaries and one affiliate, and mainly manufactures and sells baby and child care products, feminine care products and pet care products.

The positioning of the Company's corporate group relative to these businesses and its relationships to segments by business type are as follows:

Domestic Business

Personal Care Business

Baby and child care products:
The Company sells paper diapers for babies that are manufactured by the consolidated subsidiary Unicharm Products Co., Ltd., in its distribution agencies across the country. The Company purchases some of the raw materials from its consolidated subsidiaries Kokko Paper Manufacturing Co., Ltd. and Unicharm Material Co., Ltd.

Feminine care products:
The Company sells sanitary products that are manufactured by the consolidated subsidiary Unicharm Products Co., Ltd., in its distribution agencies across the country. The Company purchases some of the raw materials from its consolidated subsidiaries Kokko Paper Manufacturing Co., Ltd. and Unicharm Material Co., Ltd.

Other products:
The Company sells incontinence products for adults and cosmetic powder-puffs, manufactured by its consolidated subsidiary Unicharm Products Co., Ltd., in its distribution agencies across the country. The consolidated subsidiary Uni Care Corporation is mainly engaged in processing the Company's products and selling its goods. The consolidated subsidiary Cosmotec Corporation primarily prints, processes and sells photogravures. The consolidated subsidiary UBS Corporation is engaged in entrusting office work on behalf of group companies. The consolidated subsidiary Uni.Charm Mölnlycke K.K. is primarily engaged in selling incontinence products for adults.

Pet Care Business

The consolidated subsidiary Unicharm PetCare Corporation produces and sells pet food and pet toiletries.

Other Businesses

The Company sells food-wrapping materials and medical and sanitary products.

The consolidated subsidiary Uni Finance Corporation is engaged in the finance business.

The consolidated subsidiary Unicharm-Eduo Co., Ltd. operates a child education business.

Overseas businesses

Personal Care Business

The consolidated subsidiary LG UniCharm Co., Ltd. manufactures and sells baby and child care products and feminine care products.

The consolidated subsidiary United Charm Co., Ltd. manufactures and sells baby and child care products and feminine care products.

The consolidated subsidiary Shanghai Uni-Charm Co., Ltd. produces and sells feminine care products.

The consolidated subsidiary Uni-Charm Consumer Products (China) Co., Ltd. manufactures and sells baby and child care products.

The consolidated subsidiary Uni-Charm (Thailand) Co., Ltd. manufactures and sells baby and child care products and feminine care products.

The consolidated subsidiary Uni-Charm Corporation Sdn. Bhd. sells baby and child care products and feminine care products.

The consolidated subsidiary PT Uni-Charm Indonesia sells baby and child care products and produces and sells feminine care products.

The consolidated subsidiary Uni-Charm (Singapore) Pte Ltd. sells baby and child care products and feminine care products.

The consolidated subsidiary Uni.Charm Mölnlycke B.V. is a holding company.

The consolidated subsidiary Uni.Charm Mölnlycke Baby B.V. manufactures baby and child care products.

The consolidated subsidiary Uni.Charm Mölnlycke Incontinence B.V. manufactures incontinence products for adults.

The consolidated subsidiary Unicharm Gulf Hygienic Industries Ltd. manufactures and sells baby and child care products and feminine care products, etc.

Other Businesses

The consolidated subsidiary Uni-Charm (Singapore) Pte Ltd. operates a finance business.

The following is a diagram of the main businesses:



Other Business
Personal Care Business
Pet Care Business
Products
Products
Products
Products
Service
Uni-Charm Corporation
Uni-Charm Material Co., Ltd.
Kokko Paper Mfg. Co., Ltd./ Cosmotec Corporation
Raw materials
Uni-Charm Products Co., Ltd.
Products
Uni. Charm Mölnlycke B.V.etc.
Uni-Charm Mölnlycke K.K.
Products
Products
Products
Products
United Charm Co., Ltd.
Uni-Charm (Thailand) Co.,Ltd.
LG Uni Charm Co., Ltd.
PT Uni-Charm Indonesia
Products
Intraregional Trading
Uni-Charm (Singapore) Pte Ltd.
Products
Products
Uni-Charm Corporation Sdn. Bhd.
Products
Shanghai Uni-Charm Co., Ltd./ Uni-Charm Consumer Products (China) Co., Ltd.
Products
Uni-Charm Consumer Product and Living (Shanghai) Co., Ltd.
Products
Unicharm Gulf Hygienic Industries Ltd.
Products
Products
Uni-Charm PetCare Corporation
Products
Products
Domestic and Oversea client

4. [Affiliates]

Company name	Address	Capitalization or contribution to capital (millions of yen)	Description of principal business (Note 1)	Voting rights or ownership (%)	Details of affiliation
(Consolidated subsidiaries)					
Unicharm Products Co., Ltd. (Note 2)	Shikoku Chuo-city, Ehime	2,605	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 6 Leasing of facilities: yes
Unicharm Material Co., Ltd.	Shikoku Chuo-city, Ehime	10	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 2 Leasing of facilities: yes
Kokko Paper Mfg. Co., Ltd.	Shikoku Chuo-city, Ehime	30	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 2 Financial assistance: yes Leasing of facilities: yes
Cosmotec Corporation	Zentsuji-city, Kagawa	30	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 2 Financial assistance: yes Leasing of facilities: yes
Unicharm PetCare Corporation (Note 2, 3, 4)	Shinagawa-ku, Tokyo	2,371	Pet Care Business	39.1	Number of concurrent director: 1 Leasing of facilities: yes
LG UniCharm Co., Ltd. (Note 2)	Gumi, Korea	(millions of Korean Won) 30,000	Personal Care Business	51.0	Sells products to group companies Number of concurrent directors: None
United Charm Co., Ltd. (Note 2)	Taipei, Taiwan	(thousands of Taiwan Dollars) 588,800	Personal Care Business	52.6	Sells products to group companies Number of concurrent director: 1
Shanghai Uni-Charm Co., Ltd. (Note 2)	Shanghai, China	(thousands of U.S. Dollars) 18,964	Personal Care Business	75.0	Sells products to group companies Number of concurrent directors: 3
Uni-Charm Consumer Products (China) Co., Ltd. (Note 2)	Shanghai, China	(thousands of U.S. Dollars) 43,200	Personal Care Business	97.1	Sells products to group companies Number of concurrent directors: 1
Uni-Charm Consumer Product and Living (Shanghai) Co., Ltd. (Note 2)	Shanghai, China	(thousands of U.S. Dollars) 7,643	Personal Care Business	100.0	Sells products to group companies Number of concurrent director: 1
Uni-Charm (Thailand) Co., Ltd. (Note 2)	Bangpakong, Thailand	(thousands of Thai Baht) 718,843	Personal Care Business	94.2	Sells products to group companies Number of concurrent directors: None Leasing of facilities: yes
PT Uni-Charm Indonesia	Jakarta, Indonesia	(millions of Indonesian Rupiah) 27,466	Personal Care Business	74.0	Sells products to group companies Number of concurrent directors: None
Uni.Charm Mölnlycke B.V.	Hoogezand, Groningen, Nederland	(thousands of Euro) 8,168	Personal Care Business	60.0	Number of concurrent directors: 4
Unicharm Mölnlycke K.K.	Minato-ku, Tokyo	150	Personal Care Business	51.0	Number of concurrent directors: None
Unicharm Gulf Hygienic Industries Ltd.	Riyadh, the Kingdom of Saudi Arabia	(thousands of SAR) 94,000	Personal Care Business	51.0	Number of concurrent director: 1
Other 9 companies	-	-	-	-	-
(equity method companies)					
The Fun Co., Ltd.	Sakai-city, Osaka	200	Storage and processing treatment of data	25.0	

(Notes)

1. The name of the business segment is provided in the column of Description of Principal Business.
2. The company is a specified subsidiary (*tokutei kogaisha*).

3. The company submit financial statement reports.
4. Although sales (excluding those among consolidated companies) of the Company represent more than 10% of total consolidated sales, there is no entry containing the main information about the sales, such as profit and loss information, because the Company submits financial reports.

5. [Personnel]

(1) Number of Employees (Consolidated)

As of March 31, 2006

Name of Business Segment	Number of Employees
Personal Care	5,569 (1,838)
Pet Care	205 (203)
Others	157 (136)
Company-wide	99 (10)
Total	6,030 (2,187)

(Notes)

1. Numbers include only the employees in active service at the time.
2. Figures in brackets denote the average number of temporary employees during the fiscal year under review.
3. Figures in brackets include contract and part-time employees.

(2) Number of Employees (non-consolidated)

As of March 31, 2006

Number of employees	Average age	Average length of service (years)	Average annual salary (thousands of yen)
1,004 (316)	38.6	13.7	7,528

(Notes)

1. Numbers include only the employees in active service at the time.
2. The figure for average annual salary includes bonuses and extra remunerations.
3. Figures in brackets in the column of number of employees are the average number of temporary employees during the fiscal year under review.

(3) Labor Union

The Company's Labor Union, which adopts a union shop system, is a member of the Japanese Federation of Textile, Garment, Chemical, Mercantile, and Allied Industry Workers' Unions as Unicharm Union.

The Labor Union of the consolidated subsidiary Unicharm Products Co., Ltd. belongs to the Japanese Federation of Textile, Garment, Chemical, Mercantile, and Allied Industry Workers' Unions as Unicharm Products Labor Union, and adopts a union shop system.

The Labor Union of the consolidated subsidiary Unicharm Material Co., Ltd. is a member of the Japanese Federation of Textile, Garment, Chemical, Mercantile, and Allied Industry Workers' Unions as Unicharm Products Labor Union Shikoku Branch and adopts a union shop system.

The Labor Union of the consolidated subsidiary Kokko Paper Manufacturing Co., Ltd. belongs to the National Federation of Pulp and Paper Workers' Unions as National Federation of Pulp and Paper Workers' Unions Ehime Region Labor Union Kokko Branch and adopts a union shop system.

The Labor Union of Unicharm PetCare Corporation belongs to Unicharm Union as Unicharm PetCare Union and adopts a union shop system.

Management-labor relations during the fiscal year remained positive for all the above companies, and there are no matters to record.

Section 2 [State of Business]

1. [Summary of Business Results, etc.]

(1) Business Results

Summary of Overall Business Results (consolidated)

	Previous Fiscal Year (Millions of Yen)	Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	246,050	270,380	24,329	9.9
Operating Income	27,284	28,531	1,246	4.6
Ordinary Income	27,978	28,781	802	2.9
Net Income	16,381	15,287	(1,094)	(6.7)
Net Income per Share	244.25	229.34	(14.91)	(6.1)

Business Results by Region (Millions of Yen)

	Net Sales (Note)			Operating Income		
	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/ Decrease	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/ Decrease
Japan	192,002	201,651	9,648	23,681	24,692	1,011
Asia	34,638	43,201	8,563	3,085	3,128	42
Other	19,409	25,527	6,118	510	657	146

(Note) Net Sales represent those to external customers.

Consolidated sales for the fiscal year under review increased to a record high of ¥270.3 billion, up 9.9% from the previous year. In Japan, sales at our baby and child care division increased mainly due to favorable sales of pants-type paper diapers for babies despite the ongoing fall in the birth rate and the aging population. Sales at the feminine care business, however, decreased due to a declining target population. In the health care and pet care businesses, which are our other core businesses, sales increased steadily. As a result, domestic sales increased ¥9.6 billion YOY to ¥201.6 billion.

Looking at our sales in Asia, which occur primarily in China, Thailand, Indonesia and Malaysia, sales at our baby care and feminine care businesses grew substantially by ¥8.5 billion to ¥43.2 billion. From February 2006, the Company started a joint venture in South Korea with LG Household & Health Care Ltd. (head office: Seoul, Republic of Korea; CEO: Suk Yong Cha), a listed subsidiary within the second largest South Korean corporate group, the LG Group, and we are promoting business expansion in the South Korean market through our reinforced partnership. Elsewhere, sales of adult-use incontinence care products and paper diapers for babies rose, particularly in Europe. In addition, we added sales of Unicharm Gulf Hygienic Industries Ltd., a subsidiary in the Middle East acquired on December 22, 2005, to the sales of our group. As a result, sales at our foreign subsidiaries and affiliates increased by ¥14.6 billion to ¥68.7 billion, and now represent as much as 25.4% of the total consolidated sales.

We strived to recover profit on a quarterly basis, with earnings in the fourth quarter of the previous period being the lowest. Although profit decreased due to a rise in the price of materials and increased sales promotion expenses to reinforce competitiveness, there were increased profits following expansion in sales and powerful cost reduction measures, which helped boost operating income to ¥28.5 billion, up 4.6% YOY, and ordinary income to ¥28.7 billion, up 2.9% YOY. Overall, profit decreased to ¥15.2 billion, down 6.7% YOY, because extraordinary income fell as gains from return of the substitute portion of employee pension program, which were posted in the previous year, were not recorded. As a result, net income per share fell ¥14.91 from the previous period to ¥229.34.

Financial Condition (Millions of Yen)

	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/Decrease
Total Assets	215,365	250,355	34,989
Equity Capital	137,696	151,182	13,485
Equity Ratio (%)	63.9	60.4	(3.5)

Summary of Business Results by Category

1) Personal Care Business

	Previous Fiscal Year (Millions of Yen)	Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	208,016	228,884	20,868	10.0
Operating Income	23,250	23,887	637	2.7

(Note) Net Sales represent those to external customers.

Consolidated sales from our personal care business for the fiscal year under review amounted to ¥228.8 billion, up 10.0% from the previous corresponding period. Operating income increased to ¥23.8 billion, up 2.7% or ¥600 million from the previous corresponding period.

- Baby and Child Care Business

Amidst the continuing decline in domestic demand due to the falling birth rate, although retail prices of the entire market showed signs of having bottomed out, the situation remained severe with the continuing rise in the cost of raw materials. Despite facing these circumstances, Unicharm is committing itself, as a leading company, to the invigoration of the sluggish market and to increasing earnings in order to offer high value-added products to consumers. To this end, we are working on the infusion of new products to the market and product improvements as well as implementing vigorous marketing activities, like advertising, as measures centered on promoting market penetration for pants-type disposable diapers.

With the ***Mamy Poko*** brand, we promoted sales by using a method that had never been used before in the industry. We carried out a campaign in which the consumers voted on which of nine Disney characters they would like to appear in the design and packaging of disposable diapers. By doing this we were able to create new value.

In addition, we newly released an affordable ***Mamy Poko Pants M Size***, and through vigorous marketing developments we have been promoting a switchover to high value-added pants-type disposable diapers. Furthermore, in light of the trend in which children are starting to be toilet trained at a later age, we newly released the ***Trepanman Big Size*** diaper and have been working towards invigorating the market through our efforts to stimulate new demand. For the ***Moony Man*** series, we have come out with ***Moony Man Oshirifuki*** that can be used to easily wipe dislodge ingrained waste from the bottoms of older children, without scrubbing. In this way, we have been focusing our efforts on expanding the baby wipes market.

In the Company's overseas operations, Unicharm continues to pursue energetic sales and marketing activities in Asia and by developing the market and achieving brand penetration of ***Mamy Poko***, we have succeeded in expanding operations. In Thailand and Indonesia, in particular, ***Mamy Poko***, which has continued to steadily gain market share even though it is already No. 1 in these countries, is playing a leading role in stimulating growth in operations overseas. In Malaysia as well, ***Mamy Poko*** has steadily increased its share of the market for premium products. Furthermore, in the rapidly growing Chinese market, as a result of a new release of an improved version of ***Mamy Poko*** we have achieved sales that have significantly surpassed those of the previous year, especially in urban areas such as Shanghai and Beijing.

As a result, net sales for the baby and child care business have increased ¥10.8 billion YOY to ¥109.2 billion.

- Feminine Care Business

The overall domestic market for the Feminine Care segment remained flat as the target population is declining. Nevertheless, as the sole manufacturer with a full line-up of women's hygiene products in Japan, Unicharm continued to focus on developing and improving products in keeping with its business philosophy of creating comfort and freedom for women through science.

Amid the rapid expansion of comfort-fit slim-type napkins that help women to feel more comfortable during their menstrual period, Unicharm proactively boosted sales of ***Sofy Body Fit Fuwa Pita Slim***. We used ***Fuwa Pita absorber*** for this new product, a section of extra material in the center of the napkin to fit female body contours. By doing this, Unicharm increased comfort by providing products with a new shape, having the thinness of a slim napkin yet being able to absorb menstrual flow, however heavy, and that can also provide a pleasant fit. We thereby created a new category of premium daytime-use napkins and invigorated the market. In September 2005, we released the ***Sofy Body Fit Fuwa Pita Slim for Night-time use on Days with Heavy Flow***, and in March 2006 we released the ***Sofy Body Fit Fuwa Pita Slim for Night-time use for Extremely Heavy Flow***. The ***Sofy Body Fit Fuwa Pita Slim*** series has become recognized as a brand that provides reassurance and comfort to the lives of women by easing the burdens and restrictions placed on their bodies during the day and night.

In addition, in the spring of 2006, we came out with new and renewed products in all our product categories of sanitary napkins, tampons, sanitary shorts and panty liners and commenced activities to invigorate the sanitary napkin market and reinforce the feminine care business.

At the same time, we secured a new position in the growing panty liner market through our release in September 2005 of a new-sensation liner, ***Sofy Panty Liner Zero-Taikan Relax Aroma no Kaori***. Moreover, aiming to expand the market for panty liners by heightening their diffusion rate, which currently sits at around 40%, in February 2006 we released the new and innovatively comfortable panty liner ***Sofy Fuwa Gokochi***.

Looking at other sanitary products, the usage rate of tampons in Japan is only about 30%, compared with over 60% in Europe and the US, which shows that there is still room for growth. We have conducted educational activities to promote the use of tampons so that women can spend their days in comfort during their periods. In conjunction with the ***Charm Nameraka Slim Tampon Trial Pack***, which we are selling to promote tampons, we have been actively developing educational activities such as releasing a "booklet for first-time tampon users" to be distributed at stores for people who are nervous about using tampons. We have also developed advertisements to educate customers about tampon usage at each life stage, and we have implemented a campaign that lets users try them out.

In addition to these sales and marketing activities, in March 2006, Shiseido Co., Ltd., FT-Shiseido and Marusan Industry Co., Ltd. entered into a basic agreement to transfer operations of the sanitary products brand ***Center-in***. The companies undertook the task of establishing a foundation to accelerate growth in the domestic feminine care business, and secure a dominant position in the sanitary products market.

In overseas operations, sales of the new 35 cm sanitary napkins for overnight protection have spearheaded our performance in Asia, and we have also had continuous success in expanding our operations in each of the ASEAN countries. The double-padded panty liner ***Sofy Double Fresh*** that we introduced into Thailand and Indonesia has seen greatly improved sales. We achieved this by establishing the product as a leading product in a new segment of the market, which the panty liner carved out for itself by virtue of its unique features and appeal. ***Sofy Double Fresh*** has also firmly held onto the top market share in Taiwan and Thailand. In China and ASEAN countries alike, as a result of increased market share achieved through enhancing the competitive edge of new sanitary napkins for overnight use and panty liners, we have once again achieved the top market share in China.

As a result, net sales at the feminine care business have increased ¥3.2 billion from the previous period to ¥59.4 billion.

- Health Care Business

Despite intense competition in this growth market, the Company's healthcare business in Japan grew faster than the market did during the fiscal year under review. While the rapidly-aging population ensured a phase of solid market growth (as shown in the demographic data in the white paper on aging society, compiled by the Japanese Cabinet Office, which indicates that the percentage of people over 65 reached 20% of the population in 2005), Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on the development and improvement of its ***Lifree*** brand embracing the slogan: "Alive in Mind and Body."

Given that the number of elderly people is continuing to increase and there are revisions to the three major policies of the elderly care insurance system (avoiding the need for nursing care; care for elderly parents by their grown-up children; and care for dementia patients), there is an expectation of "incontinence care to help maintain the remaining abilities of the care receivers and alleviate the mental stress of the caregivers" and "incontinence care that takes into account the peculiar characteristics of dementia patients." Based on newly developed concepts to meet the expectations of society, the Company has segmented the market into smaller sections in harmony with ADL (Activities of Daily Living), launched new products suitable for each segment, and offered better incontinence care for care receivers to help them maintain their independence and dignity and alleviate the mental stress of caregivers. By doing this, the Company has increased sales.

In the market of care products for severe incontinence, the Company released an improved version of ***Lifree Sitting Comfort Nyotori Pads*** to help free the bedridden. It also released an improved version of ***Lifree – All Night Relief Nyotori Pads*** with extra absorbency to allow all users and their caregivers to sleep soundly throughout the night without the need to worry about leakage. In addition, Unicharm introduced ***Lifree – Nyotori Pad Nashidemo Chojikan Anshin Pants***, suitable for users such as dementia patients, removing the need to use ***Nyotori Pads***, and ***Lifree Pants Yo Nyotori Pad Chojikan Suwattemo Anshin*** and ***Lifree Pants Yo Nyotori Pad Yoruyo Donna Shiseidemo Hitobanju Anshin*** for users capable of sitting and standing with assistance.

In the light incontinence care market where double-digit growth is being sustained, the Company promoted a shift to exclusive products for incontinence care by taking advantage of the popular Charm-Nap brand. The Company adopted new blue packages for ***Charm-Nap Sawayaka Liner*** and ***Charm-Nap Sawayaka Extra Absorbency***, to help consumers better understand "comfort with strong absorbency" that is a characteristic of the products. We have also presented consumers with a new custom of using panty liners through the new release of ***Charm Nap Kyusui Sara Fit Panty Liner***, a liner that is capable of handling light incontinence.

Meanwhile, Unicharm is trying to enhance the value of ***Lifree*** brand by offering care support services that extend as far as moral support for caregivers through the ***Lifree Iki-Iki Hotline*** service where consumers can consult expert advisors about their troubles and questions related to continence care. Moreover, care-related information is available on the official website (http://www.unicharm.co.jp/), and various integrated services ranging from consultation to product purchase are provided through the ***Iki-Iki Life*** business.

Starting in the second quarter, Unicharm made the affiliate Uni-Charm Mölnlycke K.K. into a subsidiary, and a started a joint venture with SCA in Sweden for selling ***TENA*** paper diapers for adults in Japan. The Company's ***Lifree*** brand has already attained the No. 1 share in the market for paper diapers for adults over-the-counter and in hospitals and nursing-care facilities. For the adult diaper market in Japan, which is expected to grow in the long term due to the approaching full-scale aging of society, we have been undertaking efforts to maximize the business synergy of the two companies that were created through the recent establishment of the subsidiary, and to strengthen the ***Lifree*** and ***TENA*** brands. The purpose of these efforts is to accelerate the expansion of the disposable adult diaper business for hospitals and care facilities for the Unicharm Group as a whole.

For our overseas operations, in order to accelerate the penetration of the ***Lifree*** brand in both Taiwan and Thailand, we have improved our delivery services to retail stores thereby achieving a high level of growth. European sales of the adult incontinence product of pants-type disposable diapers have also risen steadily.

- Clean & Fresh Business

In the clean & fresh segment, where Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in nonwoven fabric and absorbent materials, the Company sought to increase sales by enhancing its lineup of general-use moist towelettes, ***Silcot Wet Tissues***, by adding ***Silcot Wet Tissues Handy Wet*** and ***Silcot Wet Tissues Handy Wet Antibacterial***, the first-in-the-industry wet towelettes that come in slim, bottle-type containers that can be opened with one push.

We have also released ***Cook up Shakitto Shokkan Sheet***, a sheet made of non-woven fabric for keeping household vegetables fresh. Through the release of this revolutionary vegetable preservation sheet, we have provided the market for household kitchen products with a new food preservation custom, thereby creating new demand.

We have carried out a combined campaign for the disposable cleaning products ***Wave Handy Wiper*** and ***Allergen Care Wave***, together with P&G's airborne house dust inhibitor, ***Febreze House Dust Clear***. P&G has entered into a business alliance with our company in the area of household wipes and come up with ***Swiffer***, a product they sell in the US and Europe that utilizes the technological strengths of our company's ***Wave*** line-up. We are also outsourcing the production of the liquid cleaner for our ***Wave Pyu-Pyutto Mop*** to P&G. Against the backdrop of this joint collaboration, we have produced a trial product by packaging together samples of ***Wave Handy Wiper*** with ***Febreze House Dust Clear***, and have expanded sales through joint development of the "Oheya Marugoto Kaiteki Campaign" for consumers.

2) Pet Care Business

	Previous Fiscal Year (Millions of Yen)	Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	26,806	30,361	3,554	13.3
Operating Income	2,614	3,409	794	30.4

(Note) Net Sales represent those to external customers.

Net Sales for the Pet Care Division increased by 13.3% compared with the previous year to ¥30.3 billion. Operating income was up ¥700 million at ¥3.4 billion.

In the Pet Food Department of the pet care business, operated by the consolidated subsidiary Unicharm Pet Care Co., Ltd., we increased sales by releasing novel products and infusing products with new concepts. This included adding the segments of Hairball Care and Seven Years and Over to the gourmet cat food series, ***Neko Genki Gin no Spoon***, which aspires to achieve a level of tastiness that means cats can eat it everyday; strong sales of the gourmet dog food, ***Aiken Genki Gin no Sara***; and the release of the premium dog food ***Aiken Genki Sozai no Chikara***, which keeps dogs healthy and energetic because we have strictly focused on the quality of ingredients.

In the Pet Toiletry Department, we strengthened and further increased the steadily growing sales of products that meet the needs of pet owners who keep pets indoors through the release of the hooded ***One-week Odorless Antibacterial Deo Toilet***, a product to deal with cat waste, ***Odorless Sand that won't Scatter***, which is made of sand that does not easily scatter, and the renewed release of ***Super Deo Sheet***, a product for handling dog waste.

3) Other Businesses

	Previous Fiscal Year (Millions of Yen)	Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	11,227	11,134	(93)	(0.8)
Operating Income	1,370	1,148	(222)	(16.2)

(Note) Net Sales represent those to external customers.

Net Sales for Other Business Divisions for this period fell 0.8% compared with the previous period to ¥11.1 billion and the operating income stood at ¥1.1 billion.

In the food packaging business, a division that comes under the category of Other Business Divisions and which deals with supermarkets, ***Fresh Master***, a tray mat that utilizes the technologies of non-woven fabric and absorbency and the commercial product ***Wave*** both showed steady sales growth.

(2) State of Cash Flows (Millions of Yen)

	Previous Fiscal Year	Fiscal Year under Review	Amount of Increase/Decrease
Cash Flows from Operating Activities	20,607	36,888	16,281
Cash Flows from Investing Activities	(8,437)	(20,251)	(11,814)
Cash Flows from Financing Activities	(207)	(6,217)	(6,010)
Cash and Cash Equivalents at the end of the Fiscal Year	56,359	67,649	11,290

Cash flows from operating activities increased to ¥36.8 billion. Income before tax and other adjustments amounted to ¥28.5 billion, depreciation expenses were ¥13.0 billion and corporate tax amounted to ¥7.1 billion.

Cash flows from investing activities decreased ¥20.2 billion. This was primarily due to expenditure to acquisition of tangible fixed assets of ¥13.2 billion and marketable securities of ¥47.5 billion, income from sale and redemption of marketable securities of ¥40.2 billion, payment for purchases of shares in subsidiaries that involve changes in the scope of consolidation of ¥4.2 billion, and income from cancellation of insurance reserve fund of ¥2.9 billion.

Cash flows from financing activities dropped ¥6.2 billion, mainly because of a net increase in short-term bank loans of ¥1.6 billion, expenditure on redemption of corporate bonds of ¥1.0 billion, expenditure on acquisition of treasury stocks of ¥4.9 billion and payment of dividends of ¥2.0 billion.

As a result, the outstanding balance of cash and cash equivalents as of the end of the fiscal year under review amounted to ¥67.6 billion, up ¥11.2 billion from the previous year-end.

2. [Production, Orders (Received) and Sales]

(1) Production Results

Business Segment	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care	235,664	13.8
Pet Care	30,609	12.7
Others	11,006	0.6
Total	277,280	13.1

(Notes) 1. The foregoing amounts are expressed in sales prices.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (Received)

The Company does not produce its products on a job-order basis, and there are no matters to record.

(3) Sales Results

Business Segment	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care		
Baby and child care products	109,249	11.0
Feminine care products	59,498	5.8
Others	60,136	12.8
Sub Total	228,884	10.0
Pet Care	30,361	13.3
Others	11,134	(0.8)
Total	270,380	9.9

(Notes) 1. Sales by major wholesale distributor and ratio of net sales.

Wholesale distributor	Previous Consolidated Fiscal Year		Consolidated Fiscal Year under Review	
	Sales (Millions of yen)	Ratio of net sales (%)	Sales (Millions of yen)	Ratio of net sales (%)
ARATA Co., Ltd.	39,653	16.1	38,955	14.4
Paltac Co., Ltd.	25,077	10.2	27,832	10.3

2. The foregoing amounts do not include Consumption Tax, etc.

3. [Issues Facing the Group]

Despite the adverse environment characterized by a prolonged slowdown in domestic consumption and intensified global competition, the Company and its Corporate Group promoted corporate reforms mainly focused on revitalizing the domestic market and expanding the overseas business, mainly in Asia, at a faster speed than that of market growth during the consolidated fiscal year under review. As a result, we were able to achieve record-setting net sales. However, profits decreased from the previous year due to increased competition against the backdrop of sluggish domestic consumption and a hike in raw material costs. The Company will strive to further focus its efforts on improving added value through continuous product improvement, as well as strongly promoting cost reduction and efficiency of expenses in all businesses. In the overseas businesses, the Company will rapidly promote development of business areas, centering on Asia, and expansion of the product lineup to meet consumer needs in order to establish a position as a category leader in growth markets, with the goal of improving earnings.

4. [Business risks]

The operating results of the Company and its Corporate Group (hereafter, referred to as the Company under this heading) may be influenced significantly by various factors which may occur in the future. Described below are the main items that may become risk factors for the Company's business development. Note that the items pertaining to the future that are described below reflect our judgment as of the end of the consolidated fiscal year under review.

(1) A sales environment with severe competition

Our core products have faced further severe competition in Japan as well as overseas in terms of both price and product lineup.

Given the nature of consumer products, our core products are constantly exposed to strong price competition and our competitors are launching new products one after another.

This sales environment is significantly influenced by our corporate efforts such as marketing strategies as well as the responses of our competitors. In our products' markets, the competition will be further intensified in the future, leaving the possibility that these factors may affect our operating results.

(2) Changes in the demographic composition of Japan

In Japan, there has been a decline in the birthrate and an aging society, and the ratios of infants and women experiencing menstrual activities are decreasing in the demographic composition. As a result, demand for baby and child care products and sanitary products, which are at the core of our business, may decrease in Japan, and these factors could potentially affect our operating results.

(3) Risks relating to overseas businesses

The Company has manufacturing facilities in Thailand, Indonesia, Taiwan, South Korea, mainland China, the Netherlands and Saudi Arabia. Overseas business development entails risks such as changes in raw material costs and demand due to exchange rate fluctuations, regulations imposed by foreign governments and economic environmental changes. In addition, there is a possibility of social and economic instability in foreign countries. Our operating results may be influenced by these factors.

(4) Risk of fluctuations in raw material costs

As a manufacturing company, we are exposed to the risk of fluctuations in raw material costs. The Company purchases materials from many external suppliers. Raw materials such as wood pulp are procured from overseas suppliers and transactions with these suppliers are normally made in U.S. dollars. Although Unicharm endeavors to minimize the risk of exchange rate fluctuations through measures such as netting and exchange hedges, exchange rate fluctuations and market changes may cause our raw material costs to rise, leading to the possibility that these factors may affect our operating results.

(5) The market's assessment of the reliability of our products

As a manufacturer and distributor of consumer products, the Company places special emphasis on quality and safety of products and evaluation of materials of products. In particular, complaints concerning product reliability and safety may lead to a sharp decline in sales and affect our operating results adversely. Fortunately, since its inception the Company has never experienced any major complaints or claims involving a large amount of money. However, we cannot guarantee that such an event will not occur in the future, and if it does occur, our operating results could be influenced.

(6) Protection of intellectual properties, such as patents and trademarks

Intellectual properties that the Company owns may be infringed, resulting in significant damage. On the other hand, it is possible that the Company might unknowingly infringe intellectual properties of third parties. If such events occur, our operating results may be affected.

(7) Environmental issues

As a manufacturer, the Company is required to meet environmental standards both in Japan and abroad. These include standards on air pollution, carbon dioxide emissions, waste liquid emissions and the handling and processing of waste.

The Company believes that the current laws and regulations will not have an adverse influence on our earnings and financial positions, but future legal regulations may have an effect on our operating results.

(8) Acquisition, business tie-ups and the scrapping and foundation of businesses

The Company always endeavors to efficiently employ management resources that it owns and seek to maximize corporate value. During this process, the Company does not rule out the possibility of acquiring or investing in businesses, making business tie-ups with other companies, scrapping or founding businesses, or streamlining or spinning-off businesses. These measures may affect our operating results or our business framework in our future business activities.

(9) Information leakage

The Company owns a lot of information that is produced internally, as well as private information that is obtained based on the agreement of business partners, such as clients, to nondisclosure agreements. Given this, we have established an information security policy to regulate action guidelines, rules and requirements concerning the security environment, which we have been striving to relay to directors and employees so that such rules and requirements may be adopted. If any information leakage occurs by any chance, the Company will be held legally responsible for matters related to information management, leading to the loss of consumers' confidence in the Company. In this case, our operating results may be affected.

5. [Important Business Contracts/alliances, etc.]

There are no matters to record.

6. [Research and Development Activities]

Through its research and development activities conducted mainly at the technical center and engineering center located in Kannonji-city (Kagawa-ken), the Unicharm Group has constantly upgraded its nonwoven fabric technology, special polymer-based absorbent technology and know-how on paper and pulp under the basic guiding principle of "Continuing to Create New Value through Technological Innovation" with the philosophy of "Becoming No. 1 by Continually Doing its Best." The Group faces the ongoing challenge of developing top-notch products in respective categories and reducing the lead time between product development and market introduction.

The research and development expenses for the entire Group amounted to ¥4,018 million (1.5% of consolidated net sales) during the fiscal year under review. The major achievements were as follows:

(1) Personal Care Business

In the Baby and Child Care segment, Unicharm studied the mechanism by which proliferation of staphylococcus epidermidis induces miliaria (sweat rash) through joint research with academic institutions such as universities, and used this knowledge in our production development.

Babies perspire heavily, especially in summer. To save mothers from the trouble of frequently wiping away sweat, we developed ***Moony Man Ase Sukkiri***, a product with a sweat-absorbing antibacterial sheet that goes around babies' waists to keep their bottoms dry even in summer, and gave the product a limited summertime release, aiming to create a new category and enhance brand power.

Unicharm renewed the very popular ***Mammy Poko*** series by introducing a new feature that informs mothers when it is necessary to change diapers by means of an "Oshirase sign." For ***Moony Man*** diapers we adopted ***Funwari Touch Gather*** to provide a comfortable and natural fit around the wearer's waist, and for ***Moony for Newborn Babies/S Size***, the Company introduced an ultra-permeable sheet that is safe for babies, whose skin is thin and vulnerable to diaper rash. We have strived to increase customer satisfaction through the above improvements in quality and by adding new features to products.

The Company has adopted more attractive character designs for baby diapers. For instance, it has adopted fantasy tapes around waist with 10-types of fashionable and lovable Baby Mickey in a colorful design for the ***Mamy Poko*** brand, and an entire design of Winnie the Pooh prints for ***Moony for Newborn Babies/S Size***. In addition, for ***Mamy Poko Pants***, it has improved the spot design around the bottom area of the Standard Mickey series.

In the Feminine Care segment, Unicharm developed and released the well-received ***Sofy Fuwagokochi***, a panty liner with a soft feel that has a fluffy cushion sheet and a flexible elastic sheet that fits better with underwear.

In addition, we released ***Charm Nap Kyusui Sara Fit Panty Liner***, a totally new type of panty liner made from an ultra-thin, absorbent sheet about 2 mm thick to allow users to easily protect against not only vaginal discharge but also urine, thus creating a new custom and a new product category.

For sanitary napkins, Unicharm renewed ***Sofy Body Fit Fuwa Pita Slim***, which comes with a new form of ***Mannaka Fuwa Pita Absorber*** that snugly fits the body contours of the wearer, and a ***Hirogaranai Kyushu Sheet*** that absorbs menstrual flow instantly by adding ***Slim Anshin Gather*** to introduce the much-awaited ***Night-time-use for Extremely Heavy Flow***. In addition, we launched body-fitting sanitary napkins that are over 40 cm in size, for the ***Sofy Body-Fit Extra-Sound Sleep*** series that includes ***Yore Night Henkeitai***, a napkin that changes shape to fit the body contours of the wearer even when she rolls over in her sleep. Through the launch of these products we reinforced the line-up of night-use sanitary napkins, which represent a growth market.

Among the health care products, the Company launched ***Lifree – Sono Shunkan mo Anshin***, a light incontinence pad that has a new three-dimensional structure to fit the wearer's body comfortably and speedily absorb any sudden urine leakage; and ***Lifree Oshirifuki*** for adults, a lightly moisturized product that helps to keep wearer's bottom clean.

In addition, we renewed the adult-use diapers ***Donna Ugoki Nimo Anshin Elastic Tape Holding*** and ***Yokomore Anshin Tape Holding*** to respond to the needs of consumers for improved ease of wear by increasing the size of the tape tab, and expanded the range of adaptable sizes by widening the fastening part of the tape.

With the ***Lifree*** products we are striving to radically improve the quality of life of consumers by offering a full line-up, which is well received by many customers.

For the ***Unicharm Superdimensional Mask For Common Colds/Pollen Allergies***, which the Company had developed utilizing its unique unwoven fabric technology and which helped the Company consolidate a top market share, Unicharm improved the product by increasing the elasticity of the part that fits around the ear by 120% to prevent any displacement of the mask when customers wear it more than once, and to reduce any pain at the base of the ears when wearing it for long periods. In addition, the Company has added a deodorant component to masks for people suffering from common colds, in order to eliminate any odors that may adhere to the masks, thus providing extra comfort.

In the clean & fresh segment, Unicharm has delivered cleanliness, relief, and freshness to consumers through the Group's meticulous acquisition of core technologies in unwoven fabric and absorbent materials. The Company enhanced its lineup of general-use moist towelettes, known as ***Silcot Wet Tissues***, with the addition of ***Silcot Wet Tissues Handy Wet*** and ***Silcot Wet Tissues Handy Wet Antibacterial***, wet towelettes that come in slim, bottle-type containers with a one-push-open feature that allows users to pull out thick, airy sheets with ease.

For the ***Cookup*** kitchen care sheet brand, the Company has released ***Cookup Shakitto Shokkan Sheet***, a product that allows users to enjoy the fresh vegetables by absorbing any excess moisture to prevent a build-up of bacteria and to keep the vegetables from drying out. This product can keep vegetables fresh simply by being placed under them. With this product the Company managed to create a new market by proposing an innovative method of food preservation.

In the ***Wave*** series, which currently enjoys the top share in the handy wiper market, we improved ***Wave Handy Wiper*** by reinforcing the dust trapping zone, thereby further increasing brand recognition and contributing to market expansion.

As a result, the research and development expenses for the personal care business amounted to ¥3,640 million during the consolidated fiscal year under review.

(2) Pet Care Business

The Company's subsidiary, Unicharm PetCare Corporation, conducts research and development activities in the pet care business. It carries out development of pet food products and a basic study based on its business philosophy of "Comfortable Pet Life through Health and Cleanliness."

In the Pet Food segment, Unicharm is working on research and development of products with balanced nutrition for pets of different ages, builds and physical conditions, to enable them to lead healthy and long lives.

In the consolidated fiscal year under review, Unicharm enhanced the brand power of the gourmet cat food series, ***Neko Genki Gin no Spoon***, which aspires to attain a level of tastiness that allows cats to eat it everyday, by developing the following products: Seven Years and Over, which is enriched with vitamin E, B1 and B2 for older cats aged seven or over to optimize their nutritional intake and help them maintain their immune and digestive systems; Hairball Care, which contains extra dietary fiber to assist in the excretion of swallowed hairballs; and Sea Gourmet, which contains extra fish extract with added natural small fish.

To help keep dogs healthy and energetic Unicharm released the premium dog food ***Aiken Genki Sozai no Chikara***, for which we placed strict focus on ingredients and realized a healthy nutritional balance using six core raw material groups: meat, grain, vegetable, fruits, dairy products and seaweed.

For pet toiletries, Unicharm is focusing its efforts on the research and development of products to meet consumer needs for pet sanitation and cleanliness of the rooms pets are kept in.

In the consolidated fiscal year under review, the Company improved the products by enhancing the convenience of ***One-week Odorless Antibacterial Deo Toilet***. This was done by adopting a newly developed back-and-front interchangeable pullout toilet and introducing a new line-up including a hooded type that has an aesthetic appearance.

For dog toiletry products, Unicharm proposed a medium-sized pet sheet in between the regular and wide sizes that are predominantly used by small dogs, to better handle the waste of well built, small dogs. Unicharm also introduced ***Deo Sheet Semi-wide***, a product that meets the needs of pet owners who need to handle waste but also want cost efficiency.

As a result, research and development expenses for the pet care business amounted to ¥332 million during the consolidated fiscal year under review.

(3) Other Businesses

Unicharm's food-wrapping materials business that caters to supermarkets, etc. expanded its product lineup by taking advantage of its core technologies in unwoven fabric and absorbent materials.

As a result, the research and development expenses for the other business amounted to ¥45 million during the fiscal year under review.

7. [Analysis of Financial Conditions and Operating Results]

Matters concerning the future that are described below are based on the Company's judgment as of the end of the consolidated fiscal year under review.

(1) Important accounting policy and estimation

Consolidated financial statements of the Company's group (also referred to in this section as the "Group") are prepared in accordance with generally-accepted accounting standards in Japan.

(2) Analysis of operating results in the consolidated fiscal year under review

Consolidated sales for the fiscal year under review increased to a record high of ¥270.3 billion, up 9.9% YOY. In the domestic market, sales in the baby and child care business increased due primarily to favorable sales of pants-type baby diapers despite the continuing fall in the birth rate and aging society. In the meantime, sales in the feminine care business slumped due to a smaller target population. Sales increased steadily in the health care and pet care businesses, our other core businesses. As a result, domestic sales increased ¥9.6 billion YOY to ¥201.6 billion.

Looking at our sales in Asia, which occur primarily in China, Thailand, Indonesia and Malaysia, sales at our baby care and feminine care businesses grew substantially by ¥8.5 billion to ¥43.2 billion. From February 2006 the Company started a joint venture in South Korea with LG

Household & Health Care Ltd. (head office: Seoul, Republic of Korea; CEO: Suk Yong Cha), a listed subsidiary in the second largest South Korean corporate group, the LG Group, and we are promoting business expansion in the South Korean market through our reinforced partnership. Elsewhere, sales of adult-use incontinence care products and paper diapers for babies rose, particularly in Europe. In addition, we added sales of Unicharm Gulf Hygienic Industries Ltd., a subsidiary in the Middle East acquired on December 22, 2005, to our group sales. As a result, sales at our foreign subsidiaries and affiliates increased by ¥14.6 billion to ¥68.7 billion, and now represent as much as 25.4% of the total consolidated sales.

We strived to recover profit on a quarterly basis, with earnings in the fourth quarter of the previous period being the lowest. Although profit was reduced by a rise in the prices of materials and increased sales promotion expenses to reinforce competitiveness, profit was bolstered following expansion in sales and powerful cost reduction measures, that helped boost operating income to ¥28.5 billion, up 4.6% YOY, and ordinary income to ¥28.7 billion, up 2.9% YOY. Overall, profit dropped to ¥15.2 billion, down 6.7% YOY, because extraordinary income fell due to the fact that gains from the return of the substitute portion of the employee pension program, which were posted in the previous year, were not recorded. As a result, net income per share fell by ¥14.91 from the previous period to ¥229.34.

(3) Factors that potentially have significant effects on our operating results

There are some markets that have growth potential in Asia, where we primarily operate. We see substantial potential for growth especially in China and South East Asian countries where the standard of living has been improving, partly because the penetration rate of baby paper diapers is still low. Considering the conditions we described above in "Changes in the demographic composition of Japan," the Unicharm Group considers it important to expand manufacturing and marketing activities in overseas markets, especially in East Asia and South East Asia, in order to sustain growth. Therefore, Unicharm has expanded business overseas by establishing joint ventures, in which our group owns the majority of management rights, with local partner companies. Our group has manufacturing facilities in Thailand, Indonesia, Taiwan, South Korea, mainland China and Saudi Arabia, but overseas business development entails risks such as changes in raw material costs and demand due to exchange rate fluctuations, regulations imposed by foreign governments, and the economic environment. If social and economic instabilities continue in these foreign countries, the business operations of the Company, which operate in the countries where markets for our products exist, may be affected or our business expansion plans may be impeded.

In addition, our group is exposed to general risks as a manufacturer. For instance, Unicharm purchases raw materials from many external suppliers. Some of the raw materials, such as wood pulp, are procured from overseas suppliers and transactions with them are normally made in U.S.

dollars. Although Unicharm endeavors to minimize the risk of exchange rate fluctuations through measures such as netting and exchange hedges, exchange fluctuations and market changes may cause our raw material costs to rise.

(4) Strategic status quo and prospects

Looking at the business environment surrounding the Company's corporate group, there are signs of recovery both in corporate earnings and consumer spending in Japan. However, we can expect the challenging market environment to continue due to intensified competition. In addition, it is likely that global brands will enter a period of full-scale competition in Asia as the expansion of the market accelerates.

Under these circumstances, Unicharm will proactively strive to reinvigorate the mature markets and expand businesses to growth markets, based on the basic policies specified in the Sixth SAPS (Schedule-Action-Performance-Spiral) Plan, a 48-month corporate initiative, by constantly identifying consumer needs and launching initiatives to create high brand value and new markets, as well as enhancing product development and technical capabilities. The Company is also seeking to further enhance its earnings capability in an environment where material costs are rising by fundamentally reforming its cost structure through overall reduction of supply chain-related costs and by improving cost efficiency.

Looking at the domestic businesses, in the Baby and Child Care segment Unicharm will strive to expand penetration of pants-type paper diapers in both the categories of premium and affordably priced products. In addition, the Company will expand sales of premium baby diapers by promoting a shift of users to pants-type baby diapers for children of a younger age. Moreover, we will release ***Moony Man Ase Sukkiri Unisex*** to respond to needs specific to summer, creating a new product segment and revitalizing the market. In the feminine care business, Unicharm will push forward with its proposal to develop premium napkins by segment. We will improve the properties of tampons to accelerate their market penetration, and expand the market by increasing the number of consumers who are committed to the use of tampons during their periods. We will also pursue functionality for sanitary shorts. By releasing new and renewed products successively in the above product categories, in addition to panty liners, we will strengthen the feminine care business. At the same time, the Company will reinforce as much as possible the value of the ***Center-in*** brand, which will join our brand portfolio, to further consolidate our position in the sanitary napkin market. In the Health Care segment, with the concept of "toiletry care for the elderly starting with able-bodied incontinent people," Unicharm will introduce ***Lifree Sono Shunkan mo Anshin***, a product that will bring about the imminent expansion of the incontinence product market, and ***Lifree Oshirifuki***, a product that will accelerate the growth of the adult-use wet tissue market. Through the launch of these products, the Company will further reinforce the full line-up of ***Lifree*** brand products while responding to the diversified needs of consumers in a sophisticated manner. At the same time, we will further reinforce educational activities for the toiletry rehabilitation care system, aiming to expand businesses faster than the market growth. In the Clean & Fresh segment, Unicharm will release the disposable cleaner ***Allergen Care Wave*** that comes in a new package, to promote trial purchases by consumers and to expand sales.

In the pet care business, Unicharm will strive to expand its line-up of pet toiletry products utilizing its unwoven fabric and absorbent technologies. In addition, in the Pet Food segment, we will develop a line-up of value-added products with sophisticated features that respond to changes in the market, such as aging pets, pets that are kept indoors, the preference for smaller-sized pets, and the problem of obese pets. We will promote proactive marketing initiatives aiming to increase profits.

In the overseas businesses, Unicharm will endeavor to accelerate the growth of the feminine care business by enhancing the ***Sofy*** brand primarily through aggressive sales promotion for premium products, focusing on night-time-use napkins in major East Asian countries. In the baby and child care business, the Company will drive market expansion and brand penetration by proactively marketing its ***Mamy Poko*** brand, while striving to accelerate the diffusion of pants-type baby diapers in Thailand. At the same time, we will improve production and supply systems to respond to the fast-growing markets in Asia. In the Health Care segment, we will seek to establish a third source of income for our overseas business by actively marketing the ***Lifree*** brand of diapers for adults in Taiwan and Thailand.

In addition to the above, Unicharm will fuse the marketing ability of Unicharm Gulf Hygienic Industries Ltd., a newly acquired company in the Middle East that became a subsidiary in the fiscal year under review, with the product development and marketing capabilities of the Company. This will help us to make a full-scale entry into the absorbent product market in the Middle East and North Africa, centering on Saudi Arabia, where the Company expects to see future growth, aiming to accelerate the expansion of profits from overseas businesses. In South Korea, we started a joint venture with LG Household & Health Care Ltd. from February 2006. By leveraging the strong partnership with the leading South Korean toiletries maker LG Household & Health Care, we will promote business expansion in South Korea, which has one of the largest markets in Asia.

(5) Analysis of capital sources and liquidity of funds

Cash flows from operating activities increased to ¥36.8 billion. Income before tax and other adjustments amounted to ¥28.5 billion, depreciation expenses were ¥13.0 billion and corporate tax amounted to ¥7.1 billion.

Cash flows from investing activities decreased ¥20.2 billion. This was primarily due to expenditures to acquisition of tangible fixed assets of ¥13.2 billion and marketable securities of

¥47.5 billion, income from sale and redemption of marketable securities of ¥40.2 billion, payment for purchases of shares in subsidiaries that involve changes in the scope of consolidation of ¥4.2 billion and income from cancellation of insurance reserve fund of ¥2.9 billion.

Cash flows from financing activities decreased ¥6.2 billion, mainly because of a net increase in short-term bank loans of ¥1.6 billion, expenditure on redemption of corporate bonds of ¥1.0 billion, expenditure on acquisition of treasury stocks and payment of dividends of ¥2.0 billion.

As a result, the outstanding balance of cash and cash equivalents as of the end of the fiscal year under review amounted to ¥67.6 billion, up ¥11.2 billion from the previous year-end.

(6) Management's identification of problems and future policies

The Group's core products are facing severe competition in markets in Japan and abroad in terms of both pricing and product lineup. Given the nature of consumer products, our core products are exposed to intense price competition. In addition, the Group as well as its competitors are releasing new products one after another, and the success of new and improved products depends on whether consumers accept them or not. This is largely subject not only to the efforts of the Group, such as marketing initiatives, but also to the responses of our competitors, some of which have substantially greater financial resources than we do. We believe that the markets for our products will continue to face severe competition and this competition is expected to intensify further in the future.

Under these circumstances, Unicharm promoted corporate reform by focusing its utmost efforts on enhancing earnings capabilities in Japan and expanding business at a speed faster than market growth for our overseas businesses, centering in in Asia. As a result, the Company was able to achieve record net sales in the fiscal year under review. In order to drive its corporate reform further, the Company will focus even more on adding greater value to its products and services through ceaseless innovation in all business segments, and will firmly push for cost of sales reductions and the streamlining of expenses. Outside Japan, mainly in Asia, Unicharm will seek to establish itself as the market leader by actively developing local businesses and rapidly expanding its product line-up in a way that responds to the needs of local consumers, while striving to improve brand value by investing more in advertising.

Aiming to continuously offer the world's first-to-market and premier-quality products and services, bringing comfort, excitement and pleasure to three billion people throughout Asia, the Company launched its Sixth SAPS (Schedule-Action-Performance-Spiral) Plan in April 2004. This is a 48-month corporate initiative, which essentially comprises the following five key strategies:

1) Strengthen strategy-execution capabilities based on the SAPS business model;
2) Create new markets by developing the world's first-to-market and first-in-quality products;

3) Secure the leading market position in Asia by boosting growth in the personal care business;
4) Realize global cost competitiveness through drastic reforms of the supply chain management system; and
5) Enhance corporate value by bolstering corporate social responsibility (CSR) and corporate governance.

The Company will strive to improve its brand value by actively pursuing measures to implement these strategies, devising a new business model that is suited to the changing business climate, and reinforcing its customer relations.

Section 3 [Facilities and Equipment]

1. [Facilities and Equipment]

Capital expenditures by business segment in the fiscal year under review are as follows:

Personal care business

Unicharm made capital expenditures of ¥12,906 million, aimed at boosting and streamlining production of products such as paper diapers and sanitary napkins. There was no removal or disposal of important facilities and equipment.

Pet care business

Unicharm made capital expenditures of ¥568 million, aimed at boosting and streamlining production of pet care products. There was no removal or disposal of important facilities and equipment.

Other businesses

There were no material capital expenditures, removal or disposal of facilities and equipment.

2. [Main Facilities and Equipment]

(1) The Company

Name of business establishment (location)	Business segment	Description of facilities	Book value (millions of yen)					Number of employees
			Buildings and other structures	Machinery, equipment and vehicles	Land (thousand square meters)	Other	Total	
Technical Center Engineering Center (Toyohama-cho, Kannonji-City, Kagawa)	Personal care	Research and development facility	1,590	553	285 (20)	239	2,668	295 (96)
Gold Tower (Utazu-cho, Ayaka-gun, Kagawa) (Note 1)	Other businesses	Tourist facilities	105	-	648 (25)	10	764	-

(Notes) 1. Leased facilities.
2. Figures in brackets denote the average number of temporary employees during the fiscal year under review.

(2) Domestic subsidiaries

Company name	Name of business establishment (location)	Business segment	Description of facilities	Book value (millions of yen)					Number of employees
				Buildings and other structures	Machinery, equipment and vehicles	Land (thousand square meters)	Other	Total	
Unicharm Products Co., Ltd.	Shikoku Factory, Chuo Plant (Toyohama-cho, Kannonji-City, Kagawa)	Personal care	Manufacturing facilities for products such as paper diapers and sanitary products	1,355	3,080	784 (62)	9	5,229	411 (5)
	Shikoku Factory, Onohara Plant (Onohara-cho, Kannonji-City, Kagawa)	Personal care	Manufacturing facilities for paper diapers	536	1,494	286 (26)	6	2,322	114
	Shikoku Factory, Toyohama Plant (Toyohama-cho, Kannonji-City, Kagawa) (Note 2)	Personal care	Manufacturing facilities for wet tissue	416	434	470 (38)	1,155	2,478	62 (10)
	Fukushima Factory (Tanakura-cho, Higasji Shirakawa-gun, Fukushima)	Personal care	Manufacturing facilities for products such as paper diapers and sanitary products	4,750	5,281	2,139 (128)	79	12,250	336 (2)
	Shizuoka Factory (Kakegawa City, Shizuoka) (Note 1)	Personal care	Manufacturing facilities for products such as paper diapers and sanitary products	3,619	4,087	- (83)	90	7,797	287 (6)
Unicharm Material Co., Ltd.	Toyohama Factory (Toyohama-cho, Kannonji-City, Kagawa) (Note 1)	Personal care Other	Manufacturing facilities for base paper used for paper diapers and sanitary products	404	1,144	- (17)	22	1,570	79 (4)
Kokko Paper Mfg. Co., Ltd.	Kowanoe Factory (Shikoku Chuo City, Ehime)	Personal care Other	Manufacturing facilities for base paper used for paper diapers and sanitary products	268	802	235 (10)	17	1,323	98 (7)
Unicharm PetCare Corporation	Itami Factory (Itami City, Hyogo)	Pet Care	Manufacturing facilities for pet food	262	259	1,104 (12)	0	1,627	24

(Notes) 1. Facilities constructed on leased land.

2. Facilities partly constructed on leased land. (2,000m^2)

3. Figures in brackets denote the average number of temporary employees during the fiscal year under review.

(3) Overseas subsidiaries

Company name	Name of business establishment (location)	Business segment	Description of facilities	Book price (millions of yen)					Number of employees
				Buildings and other structures	Machinery, equipment and vehicles	Land (thousand square meters)	Other	Total	
Uni-Charm (Thailand) Co., Ltd.	Bangpakong, Thailand	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	1,593	2,585	529 (120)	22	4,730	748 (414)
Shanghai Uni-Charm Co., Ltd.	Shanghai, China	Personal Care	Manufacturing facilities for sanitary products	719	2,640	62 (24)	251	3,674	240 (112)
Uni-Charm Consumer Products (China) Co., Ltd.	Shanghai, China (Note 2)	Personal Care	Manufacturing facilities for paper diapers	1,776	1,061	- (100)	57	2,895	100 (14)
United Charm Co., Ltd.	Taipei, Taiwan	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	274	300	527 (12)	72	1,174	253 (61)
LG UniCharm Co., Ltd. (former Uni-Charm Co., Ltd.)	Gumi City, Republic of Korea	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	516	441	179 (8)	32	1,170	72 (13)
Uni. Charm Mölnlycke Baby B.V.	Hoogezand, Groningen, Nederland (Note 1)	Personal Care and Other Businesses	Manufacturing facilities for paper diapers	833	5,212	- (12)	14	6,059	171 (48)
Uni. Charm Mölnlycke Incontinence B.V.	Hoogezand, Groningen, Nederland (Note 1)	Personal Care and Other businesses	Manufacturing facilities for paper diapers	1,037	4,717	- (5)	8	5,762	161 (48)
Unicharm Gulf Hygienic Industries Ltd.	Riyadh, the Kingdom of Saudi Arabia (Note 1)	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	989	2,876	- (30)	85	3,951	685

(Notes) 1. Facilities constructed on leased land.
2. Facilities constructed on land with land-use rights.
3. Figures in brackets denote the average number of temporary employees during the fiscal year under review.

3. [Planned Construction, Removal, etc. of Facilities and Equipment]

(1) Construction of important facilities and equipment

Company name	Name of business establishment (location)	Business segment	Description of facilities	Planned amount of investment		Funding method	Month and year of start of construction	Planned completion	Capacity enhancement after completion
				Total amount (millions of yen)	Amount paid (millions of yen)				
Unicharm Products Co., Ltd.	Shikoku Factory (Toyohama-cho, Kannonji-City, Kagawa)	Personal Care	Improvement of production facilities	733	8	Owned capital	March 2006	March 2007	There will be no enhancement of production capacity after completion of these facilities as the purpose of construction is to improve quality.
	Fukushima Factory (Tanakura-cho, Higashi Shirakawa-gun, Fukushima)	Personal Care	Improvement of production facilities	572	20	Owned capital	March 2006	March 2007	There will be no enhancement of production capacity after completion of these facilities as the purpose of construction is to improve quality.
	Shizuoka Factory (Kakegawa City Shizuoka)	Personal Care	Improvement of production facilities	597	53	Owned capital	March 2006	March 2007	There will be no enhancement of production capacity after completion of these facilities as the purpose of construction is to improve quality.

(2) Removal of important facilities

The Company made no new plans during the fiscal year under review regarding the removal of important facilities.

Section 4 [State of The Company]

1. [State of Stock, etc.]

(1) [Aggregate Number, etc. of Shares]

1) [Aggregate Number of Shares]

Type	Aggregate Number of Shares Issued by the Company
Common Stock	275,926,364
Total	275,926,364

(Note) It is provided in the Articles of Incorporation that "if stocks are retired, the corresponding number of stocks shall be reduced." The Company's Articles of Incorporation were partially modified at the Regular General Meeting of Shareholders held on June 29, 2006, and the relevant provision was deleted.

2) [Shares Issued and Outstanding]

Type	Number of Shares Issued as of the End of Fiscal Year (March 31, 2006)	Number of Shares Issued as of the Date of Report (June 29, 2006)	Name of Stock Exchange or Securities Dealers Association	Contents
Common Stock	68,981,591	68,981,591	First Section, Tokyo Stock Exchange	Standard stock of the Company with full unrestricted voting right
Total	68,981,591	68,981,591	-	-

(2) [State of Stock Options, etc.]

Stock Options

The stock options issued pursuant to the provisions of Articles 280-20 and 280-21 of the former Commercial Code (revised in 2001) are as follows:

Resolution of Regular General Meeting of Shareholders held on June 27, 2003		
	As of the End of Fiscal Year (March 31, 2006)	As of the End of the Month Prior to Report (May 31, 2006)
Number of Stock Options	5,446	5,430
Type of Stock	Common Stock	Same as left
Number of Shares Represented by Stock Options	544,600	543,000
Amount Paid In at the Time of Exercise of Stock Option (Yen)	5,731 per share	Same as left
Period for Exercise of Stock Option	July 1, 2006 – June 30, 2008	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,731	Same as left
	Amount credited to equity 2,866	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options can not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of (1) or (2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new common stocks of the Company or disposes of its treasury stock at a price lower than market price (excluding the exercise of stock options):

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

Resolution of Regular General Meeting of Shareholders held on June 29, 2004		
	As of the End of Fiscal Year (March 31, 2006)	As of the End of the Month Prior to Report (May 31, 2006)
Number of Stock Options	7,057	7,032
Type of Stock	Common Stock	Same as left
Number of Shares Represented by Stock Options	705,700	703,200
Amount Paid in at the Time of Exercise of Stock Option (Yen)	5,702 per share	Same as left
Period for Exercise of Stock Option	July 1, 2007 – June 30, 2009	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,702	Same as left
	Amount credited to equity 2,851	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of (1) or (2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new common stocks of the Company or disposes of its treasury stock at a price lower than market price (excluding the exercise of stock options):

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \frac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

(3) [State of Aggregate Number of Stocks Issued and Outstanding, Capital, etc.]

Data	Changes in the total number of outstanding shares	Balance of the total number of outstanding shares	Change in capital (Millions of Yen)	Balance of capital (Millions of Yen)	Change in capital reserve (Millions of Yen)	Balance of capital reserve (Millions of Yen)
April 1, 2001 – March 31, 2002 (Note 1)	(964,300)	68,981,591	-	15,992	-	18,590

(Note) 1. Retirement of treasury stocks

(4) [Details of shareholders]

As of March 31, 2006

Classification	Details of shares (stock trading unit: 100 shares)								Fractional shares (shares)
	Government and local public authorities	Financial institutions	Securities companies	Other corporations	Foreign corporations		Individual and other shareholders	Total	
					Non-individual	Individual			
Number of shareholders	-	101	31	212	291	3	16,282	16,920	-
Number of shares owned (stock trade unit)	-	155,149	3,249	217,846	205,126	14	108,056	689,440	37,591
Shareholding ratio	-	22.50	0.47	31.60	29.75	0.00	15.68	100.00	-

(Notes) 1. Of the 3,611,190 treasury stocks of the Company, 36,111 trading units are included in "individual and other shareholders" and 90 shares in "odd stocks."

2. "Other corporations" in the above includes 3 trading units in the name of Japan Securities Depository Center, Inc.

(5) [Principal Shareholders]

As of March 31, 2006

Name	Address	Number of Shares Held (Thousands)	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
Unitec Corporation	4087-24 Kawanoe-cho, Shikoku-Chuo City, Ehime	12,368	17.93
Investors Bank (Standing Proxy: Standard Chartered Bank)	200 Clarendon Street, Boston, MA, USA (2-11-1 Nagata-cho, Chiyoda-ku, Tokyo)	3,943	5.72
Takahara Kosan K.K.	3-25-27-1301 Takanawa, Minato-ku, Tokyo	3,418	4.96
Takahara Fund P.L.C.	1712 Kawanoe-cho, Shikoku-Chuo City, Ehime	3,120	4.52
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-ku, Tokyo	2,990	4.34
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd.)	P.O.Box351 Boston, MA, USA (6-7 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)	2,495	3.62
The Chase Manhattan Bank, N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd.)	Woolgate House, Coleman Street London, England, U.K. (6-7 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)	2,404	3.49
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-ku, Tokyo	1,934	2.80
The Hiroshima Bank, Ltd.	1-3-8 Kamiya-cho, Chuo-ku, Hiroshima City, Hiroshima	1,920	2.78
The Iyo Bank, Ltd.	1 Minami Horihata-cho, Matsuyama City, Ehime	1,699	2.46
Total	-	36,296	52.62

(Notes) 1. Although the Company holds 3,611,000 treasury shares (5.24%), it is not included in the foregoing list of principal shareholders as these shares are without voting rights.

2. Unitec Corporation was reorganized from a joint stock company to a private limited company effective April 18, 2006 and renamed Unitec Y.K.

3. On February 2, 2006, Capital Research and Management Company and three other joint shareholders submitted a significant shareholding report (Change Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of January 26, 2006. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the fiscal year under review. The contents of the significant shareholding report by Capital Research and Management Company and three other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Capital Research and Management Company and three other joint shareholders	333 South Hope Street, Los Angeles, CA, USA, etc.	7,167	10.39

4. On March 3, 2006, Harris Associates L.P. submitted a significant shareholding report (Change Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of February 27, 2006. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the fiscal year under review. The contents of the significant shareholding report by Harris Associates L.P. are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Harris Associates L.P.	2 North Lasalle Street, Suit 500, Chicago, Il, USA	4,924	7.14

(6) [Voting Rights]

1) [Shares Issued and Outstanding]

As of March 31, 2006

Category	Number of Shares	Number of Voting Rights	Description
Non-Voting Shares	-	-	-
Shares with Limited Voting Right (Treasury Stock, etc.)	-	-	-
Shares with Limited Voting Right (Others)	-	-	-
Shares with Full Voting Rights (Treasury Stock, etc.)	(Treasury Stock) Common Stock 3,611,100	-	Standard shares of our Company with no limitation imposed on their rights
Shares with Full Voting Right (Others)	Common Stock 65,332,900	653,329	Same as above
Fractional Shares	Common Stock 37,591	-	Same as above
Aggregate Number of Shares Issued and Outstanding	68,981,591	-	-
Aggregate Number of Shareholders' Voting Rights	-	653,329	-

(Notes) 1. "Shares with Full Voting Right (Others)" include 300 shares (representing 3 voting rights) in the name of Japan Securities Depository Center Inc.

2. Common stocks in "Fractional shares" include 90 treasury shares held by our Company.

2) [Treasury Stock, etc.]

As of March 31, 2006

Name of Owner	Address of Owner	Number of Shares Held in Its Own Name	Number of Shares Held in Others' Names	Aggregate Number of Shares Held	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
(Treasury Stock) Unicharm Corporation	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime	3,611,100		3,611,100	5.23
Total	-	3,611,100		3,611,100	5.23

(7) [Description of the stock option plan]

The Company has adopted a stock option plan based on new stock acquisition rights method.

1) The Company's stock option plan was specially resolved at the General Shareholders' Meeting held on June 27, 2003, with the resolution that the Company will issue new stock acquisition rights at favorable terms and conditions, pursuant to the provisions of Articles 280-21 of the former Commercial Code (revised in 2001), to the directors of the Company and its subsidiaries, and the auditors and employees who were employees of the Company at the end of the forty-third General Shareholders' Meeting held on June 27, 2003.

The following is a description of the stock option plan:

Date of resolution	June 27, 2003
Classification and the number of qualifying persons	Number of directors and auditors of the Company: 9
	Number of directors and auditors of the Company's subsidiaries: 6
	Number of employees of the Company: 1,099
	Number of employees of the Company's subsidiaries: 768
	Other (Note): 49
Shares that come under the scope of the stock option	Described above in (2) State of Stock Options, etc.
Number of shares	Same as above
Amount paid in at the time of exercise of stock option (yen)	Same as above
Period for exercise of stock option	Same as above
Terms and conditions of exercise of stock option	Same as above
Matters relating to transfer of stock option	Same as above

(Note) Retirement of officers due to expiration of term, standard age retirement, etc.

2) The Company's stock option plan was specially resolved at the General Shareholders' Meeting held on June 29, 2004, with the resolution that the Company will issue stock options at favorable terms and conditions, pursuant to the provisions of Articles 280-21 of the former Commercial Code (revised in 2001), to the directors of the Company and its subsidiaries, and the auditors and employees who were employees of the Company at the end of the forty-fourth General Shareholders' Meeting held on June 29, 2004.

The following is a description of the stock option plan:

Date of resolution	June 29, 2004
Classification and the number of qualifying persons	Number of directors and auditors of the Company: 10
	Number of directors and auditors of the Company's subsidiaries: 2
	Number of employees of the Company: 1,235
	Number of employees of the Company's subsidiaries: 1,286
	Other (Note): 49
Shares that come under the scope of the stock option	Described above in (2) State of Stock Options, etc.
Number of shares	Same as above
Amount paid in at the time of exercise of stock option (yen)	Same as above
Period for exercise of stock option	Same as above
Terms and conditions of exercise of stock option	Same as above
Matters relating to transfer of stock option	Same as above

(Note) Retirement of officers due to expiration of term, standard age retirement, etc.

2. [State of acquisition of treasury stocks, etc.]

(1) State of purchase of treasury stocks after the resolution of the General Meeting of Shareholders or Board of Directors' Meeting

1) State of acquisition of treasury stocks during the previous resolution period

Types of equity: Common stock

i) State of purchase of treasury stocks after the resolution of the General Meeting of Shareholders

There are no applicable cases.

ii) State of purchase of treasury stocks from subsidiaries

There are no applicable cases.

iii) State of purchase of treasury stocks after the resolution of the Board of Directors' Meeting

As of June 29, 2006

Category	Number of shares	Total value (thousands of yen)
State of purchase of treasury stocks after the resolution of the Board of Directors' Meeting (held on June 29, 2005)	1,100,000	5,000,000
Treasury stocks acquired during the previous resolution period	1,100,000	4,972,890
Number of remaining treasury stocks and their total value	0	27,110
The ratio of treasury stocks not exercised (%)	0.0	0.5

iv) State of processing of acquired treasury stocks

There are no applicable cases.

v) State of holding of treasury stocks

As of June 29, 2006

Category	Number of shares
Number of treasury stocks held	3,611,493

(Note) Figures in the column 'number of treasury stocks held' include treasury stocks that are purchased fractional shares (shares representing less than one trading unit). The treasury stocks that are fractional shares purchased between June 1, 2006 and the date of submission of this Financial Statement Report are not included.

2) State of resolution regarding the acquisition of treasury stocks at the relevant General Meeting of Shareholders

There are no applicable cases.

(2) State of purchase of treasury stocks regarding the retirement by capital reduction or profit by stipulation of articles of incorporation or retirement of redeemable shares

1) State of purchase of treasury stocks during the previous resolution period

There are no applicable cases.

2) State of resolution regarding the acquisition of treasury stocks at the relevant General Meeting of Shareholders

There are no applicable cases.

3. [Dividend policy]

The Company places importance on returning profit to shareholders. At the same time, we believe it is important to continue to pay stable dividends while striving to improve earnings capability and enhance financial strength.

Dividends for the fiscal year under review will be ¥16 per share. As a result, the full-year dividend including the interim dividend will be ¥32 per share.

The dividend payout ratios, return on equity and dividend on equity in the fiscal year under review were 19.5%, 9.8% and 1.8%, respectively.

The Company will appropriate internal reserves for financial requirements for future business expansion, such as research and development, capital expenditure, overseas investment and development of information processing systems, to make a contribution to future profits and meet the expectation of the shareholders.

(Note) Date of resolution of the Board of Directors' Meeting regarding the interim dividend for the fiscal year under review was October 28, 2005.

4. [Changes in Share Price]

(1) [Highs and Lows of the Yearly Share Price during the Last Five Years]

Period	42nd Fiscal Year	43rd Fiscal Year	44th Fiscal Year	45th Fiscal Year	46th Fiscal Year
Closing Date	March 2002	March 2003	March 2004	March 2005	March 2006
High (Yen)	5,450	4,890	5,970	5,950	6,110
Low (Yen)	2,705	3,330	4,560	4,530	4,000

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

(2) [Highs and Lows of the Monthly Share Price during the Last Six Months]

Month	October 2005	November	December	January 2006	February	March
High (Yen)	5,290	5,720	5,850	6,110	5,800	5,940
Low (Yen)	4,590	5,290	5,300	5,160	5,300	5,530

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

5. [Executive Officers]

Official title	Job title	Name	Date of birth	Brief career history		Ownership of shares (thousand shares)
Chairman of the Board		Keiichiro Takahara	March 16, 1931	February 1961 April 1974 July 1974 May 1978 June 1993 May 1999 May 1999 June 2001 June 2004	Assumed Presidency of Taisei Chemical Co. Concurrently served as President of Kokko Paper Manufacturing Co., Ltd. Assumed Presidency of the Company (Unicharm Corporation) Concurrently served as President of Charm Corp. Concurrently served as President of Unicharm East Japan Co. Concurrently served as President of Unicharm Central Japan Co. Concurrently served as President of Unicharm Material Co., Ltd. Assumed Chairmanship of the Company Assumed Chairmanship of the Board of the Company (present post)	200.3
President and Chief Executive Officer		Takahisa Takahara	July 12, 1961	April 1986 April 1991 October 1994 June 1995 April 1996 April 1997 June 1997 April 1998 July 1999 April 2000 October 2000 June 2001 June 2004	Joined Sanwa Bank, Ltd. Joined the Company Assumed Vice President of United Charm Industry Co., Ltd. Assumed Directorship of the Company Became General Manager of Procurement Department and Deputy General Manager of International Headquarters of the Company Became Deputy General Manager of Sales Headquarters and Deputy General Manager of Marketing Headquarters of the Company Became Managing Director of the Company Became General Manager of Sanitary Business Division of the Company Placed in charge of International Headquarters Became Deputy General Manager of General Planning Headquarters Placed in charge of management strategy of the Company Assumed Presidency of the Company Assumed Presidency and became Chief Executive Officer of the Company (present position)	403.5
Director and Senior Executive Officer		Takaaki Okabe	August 30, 1953	April 1977 April 1992 June 1993 April 1994 June 1995 April 1996 April 1997 April 1998 April 2000 October 2000 October 2001 April 2003 June 2004	Joined the Company Became the General Manager of Marketing Dept. I of Marketing Headquarters Assumed Directorship Became General Manager of Marketing Headquarters Became the Managing Director Became General Manager of Sales Headquarters Became General Manager of Sales Headquarters and General Manager of Marketing Headquarters Became General Manager of Baby and Child care Business Headquarters; placed in charge of C&F Business Headquarters, Research & Development Headquarters and Technology Headquarters Assumed General Manager of Procurement Headquarters Placed in charge of Client Value Creation and became General Manager of AI Business Headquarters Became General Manager of Chief Marketing Officer (CMO) and AI Business Headquarters and General Manager of Health Care Business Headquarters Became CMO and General Manager of Baby and Child Care Business Headquarters Assumed Directorship and became Senior Executive Officer (present post)	5.9
Director and Senior Executive Officer		Kennosuke Nakano	April 13, 1956	April 1979 April 1993 April 1995 April 1999 June 1999 October 2001 April 2003 July 2003 January 2004 July 2004 June 2005 October 2005	Joined the Company Became General Manager of Yokohama Branch of Sales Headquarters Became General Manager of Nagoya Branch and General Manager of Tokai Sales Dept. of Sales Headquarters Became General Manager of Tokyo Branch of Sales Headquarters Became Executive Officer Became General Manager of Sales Planning Dept. of Sales Headquarters Became Executive Officer and General Manager of Feminine Care Business Headquarters Became Executive Officer and Managing Director Became Executive Officer and Managing Director and General Manager of Feminine Care Business Headquarters and in charge of Chinese Business Became Senior Executive Officer and General Manager of Feminine Care Business Headquarters and in charge of Chinese Business Assumed Directorship and became Senior Executive Officer Became President of Uni-Charm Consumer Products and Living (Shanghai) Co., Ltd. (present post)	2.2

Official title	Job title	Name	Date of birth	Brief career history		Ownership of shares (thousand shares)
Director and Senior Executive Officer		Shinji Mori	June 17, 1956	April 1979 April 1994 April 1997 April 1998 June 1999 June 2000 October 2000 April 2003 July 2003 April 2004 July 2004 October 2004 June 2005	Joined the Company Became General Manager of Hiroshima Branch of Sales Headquarters Became General Manager of Osaka Sales Dept. of Osaka Branch of Sales Headquarters Became General Manager of Osaka Branch of Sales Headquarters Became Deputy Executive Officer Became Executive Officer Became Executive Officer and General Manager of Baby and Child care Business Headquarters Became Executive Officer and General Manager of Health Care Business Headquarters Became Executive Officer and Managing Director Became Executive Officer and Managing Director and General Manager of Baby and Child care Business Headquarters and General Manager of Health Care Business Headquarters Became Senior Executive Officer Became Senior Executive Officer and General Manager of Sales Headquarters and General Manager of Health Care Business Headquarters Became Director and Senior Executive Officer (present post)	1.6
Director and Senior Executive Officer		Eiji Ishikawa	October 19, 1955	February 1980 October 1996 April 1998 June 1999 October 2000 April 2002 April 2003 July 2003 July 2004 January 2005 April 2005 June 2005	Joined the Company Became Manager of Planning Office of Production Headquarters Became General Manager of Production Headquarters Became Executive Officer Became Executive Officer and General Manager of Technology Development Headquarters Became Executive Officer and General Manager of Human Resource Development Dept. Became Executive Officer and General Manager of Human Resource Development Dept. and General Manager of Corporate Social Responsibility Dept. Became Executive Officer and Managing Director Became Senior Executive Officer Became Senior Executive Officer and General Manager of Research and Development Headquarters and General Manager of Human Resource Development Dept. and General Manager of Corporate Social Responsibility Dept. Became Senior Executive Officer and Chief Quality Officer and General Manager of Research and Development Dept. and General Manager of Corporate Social Responsibility Dept. Assumed Directorship and became Senior Executive Officer (present position)	1.0
Internal Corporate Auditor		Shigeki Maruyama	July 25, 1939	December 1990 June 1991 April 1992 October 1996 October 2000 April 2001 October 2001 January 2002 June 2002 June 2004 June 2005	Joined the Company and became Advisor to the President and General Manager of General Administration Dept. Assumed Managing Directorship Became General Manager of Sales Headquarters Became General Manager of General Planning Headquarters Placed in charge of business management and became Chief Quality Officer (CQO) Placed in charge of Product Value Creation Placed in charge of managing CQO and Business Management, Production, Logistics and Sales Headquarters Concurrently served as President of Unicharm Product Co., Ltd. Concurrently served as President and Executive Officer of Unicharm Material Co., Ltd. Assumed Directorship and became Senior Executive Officer Became President and Chief Executive Officer, Representative Director of Unicharm Products Co., Ltd. Became Internal Corporate Auditor (present position)	7.6

Official title	Job title	Name	Date of birth	Brief career history		Ownership of shares (thousand shares)
Internal Corporate Auditor		Tsuyoshi Miyauchi	February 8, 1946	April 1969 December 1990 April 1996 October 1999 April 2002 June 2004	Joined the Company Became General Manager of Personnel Affairs Dept. and General Manager of General Administration Dept. Became Manager of Personnel Planning Office of Production Headquarters Became Managing Director of Cosmotec Corporation Assumed Presidency of Cosmotec Corporation Became Internal Corporate Auditor of the Company (present position)	0.9
Corporate Auditor		Masahiko Hirata	February 1, 1931	June, 1988 June 1993 November 1997 June 1999	Assumed Executive Vice Presidency of Matsushita Electric Industrial Co., Ltd. Became Internal Corporate Auditor of Matsushita Electric Industrial Co., Ltd. Became Special Advisor of the Company Became Corporate Auditor (present position)	3.0
Corporate Auditor		Haruhiko Takenaka	December 1, 1939	April 1962 June 1990 June 1993 June 1998 June 2000 June 2004	Joined Industrial Bank of Japan, Ltd. Assumed Directorship of IBJ Assumed Managing Directorship of IBJ Became Vice Chairman of IBJ Schroder Bank and Trust Co. Became Internal Corporate Auditor of Nissan Motor Co., Ltd. Became Corporate Auditor of the Company (present position)	-
Total						626.0

(Notes) 1: Corporate Auditors, Masahiko Hirata and Haruhiko Takenaka, are external auditors set forth in Article 2, Paragraph 16 of the Corporation Law.

2: Takahisa Takahara, President and Chief Executive Officer, is the eldest son of Keiichiro Takahara, Chairman of the Board.

3: The Company introduced an Executive Officer System to promote more active meetings of the Board of Directors and to clearly separate the supervisory function of decision making and execution of duty of the Board of Directors' Meeting from function of execution of duty of each business department, aimed at improving management efficiency. There are 20 executive officers in the Company.

6. [Basic Philosophy on Corporate Governance]

Basic Philosophy on Corporate Governance

Unicharm conducts its daily corporate activities by adhering to its company credo, "Achieving proper corporate management that aligns the growth and development of the Company with the contentment of the employees and the fulfillment of social responsibility." We are striving to provide the best value to stakeholders such as consumers, shareholders, business partners, employees, and society by constantly creating new values. Generally, the subjects of corporate governance and CSR are coming under increased scrutiny by shareholders. Recognizing that it is therefore of paramount importance to always conduct proper corporate management based on the aforementioned credo, while continuously enhancing corporate value and actively fulfilling our CSR through business activities that are conducted with the concerted efforts of management and the operational divisions, Unicharm is improving its corporate governance while further strengthening the executive officer system within the existing management framework of directors and auditors. Turning to the improvement of the management control mechanism for achieving corporate governance, the Company introduced an executive officer system within the existing management framework of directors and auditors in June 1999, in an effort to reinforce the management decision-making and supervisory functions of the Board of Directors Meeting and enhance the business execution function of executive officers. To ensure that management activities are conducted more astutely and flexibly, the Company reduced the number of directors and shortened their tenure to one year. In order to enhance the management of field work and speed up the implementation of strategies, which are our strong points, we hold a Business Plan Advisory Committee twice a year. This committee is attended by all directors, auditors and executive officers to set the business plans for each operational division. Based on the status of execution of the business plan, the Company holds a monthly meeting of the Business Execution Board, with the President & CEO as chairman, to solve important issues on business execution that the chairman has identified, in an appropriate and prompt manner. Besides complying with domestic and foreign laws, all officers and employees of the Company are striving to refine its corporate mission, as formulated in the company credo (established in 1974), our five key tenets and principles of conduct for employees (established in 1971; revised in 1999), beliefs, pledges and behavioral principles for employees (established in 1999) and the Unicharm Way, which formulates behavioral guidelines for realizing these missions and which the directors and employees must carry at all times. These mission statements are the specific framework within which the Group conducts business in accordance with its corporate vision and ethics. In addition, the

Company makes daily group-wide efforts to fulfill these missions by using the "President's Room," a system to transmit messages every week from the President & CEO to all employees, and by using the intranet "i-Navi" and the in-house magazine "HIROBA." Unicharm established the Corporate Ethics Committee with the President & CEO as committee chairman to address important issues concerning corporate ethics, compliance and risk management. The Company also started a service called "Rin-Rin Dial" to counsel the employees, with the Corporate Ethics Office of the CSR Department serving as a contact point, to detect risks promptly and implement countermeasures on a daily basis. In addition, Unicharm holds a CSR Committee, which serves as a mechanism for the Company to fulfill its corporate social responsibility and which consists of the Quality Committee, Environmental Committee and CSR Promotion Committee, on a quarterly basis with the President & CEO serving as the committee chairman. By doing this we can share important issues concerning promotion of CSR, and the countermeasures for those issues, among all members of the Company.

(1) State of implementation of measures concerning corporate governance

i) Description of the Company's organizations

Turning to the improvement of the management control mechanism for achieving corporate governance, the Company introduced an executive officer system within the existing management framework of directors and auditors in June 1999, in an effort to reinforce the management decision-making and supervisory functions of the Board of Directors Meeting and enhance the business execution function of executive officers. To ensure that management activities are conducted more astutely and flexibly, the Company reduced the number of directors and shortened their tenure to one year. In order to enhance the management of field work and speed up the implementation of strategies, which are our strong points, we hold the Business Plan Advisory Committee twice a year. This is attended by all directors, auditors, and executive officers to decide on the business plan for each operational division. Based on the status of execution of the business plan, the Company holds the Business Execution Board meeting on a monthly basis, with the President and CEO serving as the chairman, to solve important issues on business execution that the chairman has identified, in an appropriate and prompt manner.

Unicharm has adopted a Board of Auditors system and further increased the transparency of its corporate actions by selecting external auditors for two of its four auditors. Each auditor conducts auditing activities by adhering to the auditing policy and execution plan set at the Board of Auditors, and attends major meetings concerning management decision-making as a standing member, thereby helping to achieve corporate governance. For internal auditing, a dedicated organization under the direct control of the President and

CEO with an increasing workforce works to verify the effectiveness of internal control at operational divisions, and recommends improvements. The three auditing parties, comprised of the aforementioned auditing by auditors, internal auditing, and accounting audit by accounting auditors, hold meetings on a regular basis or as the need arises, to enhance the reliability of the financial statements and conduct auditing effectively and efficiently while sharing information on their respective auditing plans and results.

2) Diagram showing the relationships of the Company's organizations and internal control

A chart showing an overview of the Company's management control mechanism is presented below:



General Meeting of Shareholders
Accounting Auditors
Auditing
Monitoring
Board of Auditors
Internal auditors 2
External auditors 2
Auditing
Board of Directors
Representative Director &
Chairman of the Board
President & CEO
Directors 4
Supervising
Reporting
Attendance
Business Plan Advisory Committee
Reporting
CSR Committee
Corporate Ethics Committee
Reporting
President
Directing and supervising
Reporting
Executive Officer
Deputy Executive Officer
Attendance
Business Execution Board
Attendance
Internal Auditing Office
Reporting
Reporting
Business Division
Functional Division
Development Division
Auditing
CSR Department
Auditing
Subsidiaries and affiliates
Investigation
(Board of) Auditors
Reporting
Enhancing compliance / ethics
Behavioral guidelines ("our five key tenets" and principles of conduct for employees and "beliefs, pledges" and behavioral principles for employees)

iii) The state of establishment of an internal control system

Basic policy for the establishment of an internal control system

The Company will establish a system to ensure proper operations (hereinafter referred to as "internal control") as follows, in accordance with the Corporation Law and the Corporation Law Enforcement Regulation.

A. System to ensure duties of directors and employees conform to laws and the Articles of Incorporation (Item 6, Paragraph 4, Article 362 of the Corporation Law and Item 4, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

(a) "Achieving proper corporate management that aligns the growth and development of the Company with the contentment of the employees and the fulfillment of social responsibility." The Company put up the concurrent development of society and corporation as its company credo in 1974, making it the guidelines for management.

(b) To make employees have sound ethics and comply with laws and the Articles of Incorporation, in 1999 the Company released beliefs, pledges and behavioral principles for employees – "pledge to our customers," "pledge to our shareholders," "pledge to our business partners," "pledge to our employees," and "pledge to society" – and our five key tenets and principles of conduct for employees – "creation and innovation," "ownership," "positivity," "leadership" and "fair play." To clarify the things employees should observe, these mission statements stipulate senses of values that should be shared by all employees, with the company credo as their basis, and employees should behave in line with them. The Company also compiled a booklet, dubbed "The Unicharm Way," which covers such things as 1) the behavioral guidelines, 2) Unicharm's sayings, 3) manual for the introduction of SAPS (Schedule-Action-Performance-Schedule) business model, 4) Unicharm Information Security Policy, and 5) crisis management communication manual. This booklet is carried by all employees and can be checked anytime, including at morning meetings where the booklet is read in chorus by all those present.

(c) The Company started the "SAPS business model," which mainly calls for respect for people and attaching importance to the satisfaction felt when objectives are achieved, in fiscal 2004. Connecting all its bases at home and abroad via a teleconferencing system, the Company holds a "SAPS management council" from 8:00 a.m. every Monday, in which all directors, all executive officers, heads of all divisions and heads of all bases take part. At this council, the President and CEO of the Company gives his thoughts on management to make employees aware of the management's spirit. Thus, the Company devotes itself to corporate activities based on the building of a corporate climate in which autonomous corporate governance functions. Furthermore, SAPS small group activities are independently implemented every week in line with the management policy under the auspices of field managers who belong to all corporations in Japan and overseas, and the Company makes weekly reports on the progress of each priority measure. Participants put their heads together to autonomously carry out reform and improvement campaigns every day. The number of such small groups stood at 254 as of May 2006.

(d) The Intellectual Property Legal Affairs Department is responsible for issues concerning legal compliance, while the Corporate Ethics Office of the CSR Department is in charge of matters that do not violate laws as such, but lie in a grey area in terms of what is classed as proper action for an employee. The Company and its group companies have employee consultation counters where employees can seek advice if they have noticed any violation of laws and/or ethics. For instance, the Company has a "rin-rin dial" service, while Unicharm Pet Care Corporation has a "Unicharm Pet Care rin-rin dial" service. Under the group-wide lateral law compliance system, the Company and its group firms are doing their utmost to grasp problems.

(e) When the Corporate Ethics Office, directors or auditors discover problems concerning legal compliance and/or ethics, they are to quickly report the fact to the general manager of the CSR Department. Receiving a report, the general manager of the CSR Department will investigate the details of the report and hold the Corporate Ethics Committee as necessary, if the trouble is very urgent, important or dangerous. The President and CEO of the Company will chair the committee, while the general manger of the CSR Department will serve as the secretary-general and the general manger of the Planning Headquarters, the general manager of the Human Resources Development Department and the general manager of the Intellectual Property Legal Affairs Department will be committee members. The chairman will appoint some officials concerned as committee members, as required, to have them resolve the issue. The chairman will discuss measures to prevent recurrence of problems with committee members and implement set measures throughout the company.

(f) After the Corporate Ethics Committee has investigated the facts, if it confirms that there has been some violation of laws or rules by employees, it will immediately order the employees to desist such action and take any necessary steps, including punishment, in accordance with the Working Regulations and other in-house regulations.

B. System to preserve and manage information concerning execution of duties by directors (Item 1, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

(a) Information on the execution of duties by directors will be recorded and preserved in writing or electromagnetic media (hereinafter referred to as documents and other media) in accordance with the Document Control Regulations.

(b) Directors and auditors can always read these documents and other media in accordance with the Document Control Regulations.

C. System for regulations regarding managing risk of loss and others (Item 2, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation).

Risks that affect management range widely, including those related to the execution of operations, those related to legal compliance and those related to financial reports. The Company will establish and operate internal controls in consideration of the priority of risks, about which measures should be taken, after totally recognizing and assessing them.

(a) With regard to risks concerning the execution of operations of the Company, executive officers appointed by the Board of Directors will manage the risks involved in the duties for which they are responsible.
(b) Risks concerning legal compliance will be managed as shown in A. (d).
(c) For risks related to security, the Company will establish 1) Information Security Regulations, 2) Personal Information Protection Regulations, 3) Personnel Information Control Regulations, 4) Document Control Regulations and 5) Insider Trading Prevention Regulations. The Planning Headquarters will oversee 1); the CSR Department will handle 2); the Human Resources Development Department will be concerned with 3); and the Accounting Department (official in charge of general affairs) will oversee 4) and 5).
(d) The CSR Department will manage risks concerning quality by applying the quality management system based on the ISO9001 quality guarantee standard to every process, from marketing to delivery of products, and by building an across-the-board quality assurance system. It will also implement internal and external audits to verify the conformity and validity of the system from the standpoint of "quality management = quality business," and take corrective and preventive measures to realize continuous improvement. Unicharm Products Co., Ltd., which is in charge of manufacturing, has a Quality Control Department that undertakes the headquarters' functions of quality control. It also has a quality control group in each plant to ensure the quality of the products. The Quality Control Department set up a Quality Assurance Subcommittee at the CSR Committee, to push forward with CSR throughout the company, as a company-wide management review. The subcommittee meets quarterly in a bid to improve product quality with all members of the company working together. With its overseas production plants (in China, South Korea, Taiwan, Thailand and Indonesia) also having

obtained ISO9001 status, the company is working hard to improve quality on a global basis.

(e) Regarding environmental preservation activities as a priority issue of CSR, the Company controls risks concerning the environment by driving forward activities on a top-down basis under the Environment Subcommittee, set up in the CSR Committee. To reduce the environmental impact of its overall business, the Company has established a company-wide environmental action plan to control environmental risks through this mechanism. Almost all offices in Japan have obtained ISO14001 certification.

(f) With regard to risks related to financial reports, the executive officer in charge of accounting specifies important items concerning accounting in accordance with the Decision-Making Authority Regulations, and submits them to the Board of Directors. Once the Board of Directors makes a decision about the disclosure of specific matters, the matters are disclosed in a timely and proper fashion.

(g) To control crisis-related risks, the Company has prepared a crisis management communication manual, which specifies nine risks: 1) quality; 2) environment; 3) merchandise labeling; 4) labor safety; 5) human rights; 6) risks related to suppliers; 7) risks related to the top management (abduction, kidnapping, etc.); 8) disaster; and 9) information accidents. This manual is aimed at discovering any potential crisis at a very early stage and prescribing preventive measures to be taken in times of normality, and methods and standards for reporting crises when they are discovered. If a crisis should occur, the Company will be able to quickly and accurately grasp the situation and prevent any damage from escalating, while communicating with its stakeholders in a timely and proper manner. To that end, the Company has set up an organization to cope with crises - comprised of an official in charge of risks, a Crisis Management Team (CMT) and a Crisis Response Team (CRT). Thus, the Company has established a human/physical system to handle crisis-related risks.

(h) The Internal Auditing Office, in cooperation with relevant sectors, audits the state of everyday risk control in each division of the Company and its group companies in line with these regulations and manuals.

D. System to ensure efficient execution of duties by directors (Item 3, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

The company started a SAPS management method, which calls for respecting people and attaching importance to the satisfaction felt when objectives are achieved, in fiscal 2004, by compiling its past management methods. The SAPS business model specifies that 50% of the Company's energy should be spent on analyzing the current state of affairs;

the Company should clearly set management objectives, or "targets"; the Company should investigate the true causes of problems from different standpoint; and the Company's time and effort should be concentrated on issues of high priority. In concrete terms, directors are helped to perform their duties according to the following processes.

(a) A company-wide general guideline will be indicated by the President and CEO put before the Board of Directors in January every year. Company-wide general guideline individual strategies will be prepared based on the company-wide general guideline decided at the Board of Directors, under the leadership of an executive officer designated in February every year, and then submitted to the Board of Directors. At the same time, human resources will be efficiently allotted to each business unit.

(b) Each business division/functional division will break down the company-wide general guideline individual strategies into each division from February to March every year to prepare consistent divisional policies, which will be submitted to the Business Plan Advisory Committee, with all directors and all auditors as its standing members. In addition to the standing members, relevant executive officers and persons concerned will attend the Business Plan Advisory Committee. Business divisions will prepare business division policies for the latter half of the fiscal year in August and refer them to the Business Plan Advisory Committee. Through the processes mentioned above, the company-wide medium-term business plan and its strategies, which apply to both directors and employees, will be reflected in the strategies and annual/semiannual objectives of each division/office.

(c) The Planning Headquarters and the Accounting Division will work out budgets by business division and by corporation on a six-month basis to materialize the medium-term business plan. The priority of capital spending plans and new businesses will be decided, in principle, based on their contribution to the achievement of the medium-term business plan's targets.

(d) At the Business Execution Board, which is convened every month, the President and CEO will give instructions in advance about the important points of what should be discussed and executive officers in charge of the important points will report measures to cope with the issues. The Accounting Division will report the difference between the budgets by business and by subsidiary, including overseas local units, and their results as well as the reasons for the difference. A teleconference system covering all offices and bases, including overseas bases, will ensure that information is conveyed to all employees.

(e) Any failure to achieve targets will be analyzed and measures to eliminate or reduce such failure will be hammered out. The measures will be given to "small groups" to carry out on-site improvement activities by repeatedly searching for the causes of any failure.

(f) The Company has set up a Settlement Committee, chaired by the executive officer in charge of accounting, so that it will be able to efficiently manage its operations by obtaining the understanding of its investors and other stakeholders for our corporate philosophy and our targets, including the vision that we aim to realize under the SAPS plan. The Company is doing its utmost to carry out, without delay, tasks concerning the settlement of accounts and the general meetings of shareholders as well as proper and timely disclosure in accordance with the laws and the Articles of Incorporation. The President and CEO is taking the lead in disclosure of corporate information. The Company will expand functions of the Settlement Committee as an institution to deliberate on matters to be disclosed in a timely fashion throughout the year.

E. System to ensure proper operations in the corporate group comprising the said joint-stock company and its parent company and subsidiaries (Item 5, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

(a) The Company and its group companies have a corporate philosophy system common to all group firms, which comprises (i) the company credo, (ii) beliefs, pledges and behavioral principles for employees, and (iii) our five key tenets and principles of conduct for employees, all based on three core characteristics fostered since the founding of the Company - 'Securing the No. 1 position by continuing to do its best,' 'theory of changing value,' and 'view that causes one to lie to oneself' - as basic thoughts. "Unicharm's Sayings," which was first established in 1986, revised as a second edition in 1995, and updated in the third edition in 1999 and the fourth edition in 2002, form the corporate climate of Unicharm as a corporate group and serve as the foundation to promote awareness of legal compliance.

(b) The Company has established Decision-Making Authority Regulations, common to the Company and its group companies, to specify which matters require the approval of the parent company and which are to be decided independently by group firms, thus clarifying the corporate group's decision-making process.

(c) To establish internal control in the Company and its group companies, the Company will set up an in-house organization to build internal control in each group company as well as establish a system, under which discussions on internal control at the Company and between group companies are made efficiently and in which common possession of information and transmission of instructions and requests can be carried out efficiently.

(d) The Internal Auditing Office of the Company conducts internal audits of the Company and its group companies and reports the results to the President and CEO and auditors.

(e) As mentioned in D(e) above, the Company sets numerical targets for each group firm and each month the Business Execution Board reviews the attainment of numerical targets by corporation, along with the company-wide business numerical goals. Thus, the Company has spread PDCNA (Plan-Do-Check-Next Action) based on the SAPS business method into group companies as well.

(f) The Company has set up a system that enables employees of group companies to directly report issues related to legal compliance, as mentioned in A. (d).

(g) The Company ensures information is shared among all employees by conveying the management philosophy of the management and behavior patterns via "i-navi," a company-wide cross-sectional portal site, and by providing an "e-learning" service, designed to improve employees' capabilities.

F. System concerning employees when auditors request installation of employees who assist in auditors' duties (Item 1, Paragraph 3, Article 100 of the Corporation Law Enforcement Regulation)

(a) As a company with a corporate auditor system, the Company has four auditors, two standing auditors and two external auditors.

(b) Auditors do not intend to request the installation of employees to assist auditors in their duties (hereinafter referred to as assistant staff). However, if they do ask for assistant staff to be installed, they will discuss and resolve with directors such matters as the number of such staff, their required abilities, their authority, the organization to which they should belong, and the extent of auditors' authority over them.

(c) The Internal Auditing Office conducts internal audits on items, which are requested by auditors through discussions at the Internal Auditing Report Meeting and the Board of Auditors meeting, and reports the results of the internal audits to the Board of Auditors.

G. Matters concerning independence of employees specified in the preceding item from directors (Item 2, Paragraph 3, Article 100 of the Corporation Law Enforcement Regulation)

When the assistant staff specified in the preceding item are installed, decisions on the personnel affairs power, such as appointment and transfer, shall require the consent of standing auditors in advance in order to secure the independence of the said staff.

H. System concerning reports made by directors and employees to auditors and system concerning other reports to auditors

(a) Regulations laying down items that should be reported to auditors will be established as the Board of Directors Regulations through conference with the Board of Directors, and directors will report the following items.

1) Items decided at the Board of Directors meeting
2) Items that could cause considerable damage to the Company
3) Important items regarding monthly management status
4) Important items concerning the status of internal auditing and risk management
5) Serious violation of laws and/or the Articles of Incorporation
6) Violation of laws/the Articles of Incorporation and serious violation of ethics, which have been reported to the consultation counter of the Corporate Ethics Office
7) Other important items concerning quality and the environment

(b) Employees may directly report to auditors when they discover serious facts concerning the preceding items 2) and 5).

(c) Meetings auditors attend

1) Board of Directors meeting
2) Business Planning Advisory meeting
3) Business Execution Board meeting
4) Settlement Committee or (Information Disclosure Committee)
5) Internal Auditing Report Meeting
6) Crisis Management Committee
7) CSR Committee/CSR Auditor Report Meeting

(d) Materials, circulars and reports auditors read are those concerning:

1) The President and CEO
2) Legal compliance
3) Risk management
4) Internal audit
5) Changes in accounting policies/establishment (revision and abolishment) of accounting standards, etc.
6) Important lawsuits/disputes
7) Accidents, illegality, complaints and trouble
8) Results of inspection by the authorities and external audit
9) Administrative penalties given by the authorities, etc.

I. System to ensure effective implementation of audit by auditors (Item 4, Paragraph 3, Article 100 of the Corporation Law Enforcement Regulation)

The Board of Auditors shall have a meeting to exchange views with the President and CEO once a month, and with the auditing company every quarter.

(Note) "Employees" used in this basic policy mean "employees" under the Corporation Law.

iv) Status of internal auditing and audit by auditors

Unicharm has established the Internal Auditing Office under the direct control of the President and CEO, as an internal auditing division. The Internal Auditing Office, comprised of five persons, conducts internal audits of operational divisions, prepares internal audit reports describing any matters of concern that it has discovered and recommendations for improvements, reports these to the President and CEO, and then submits them to the Board of Auditors as well as the audited divisions themselves. If it notes any improper matter, it prepares an improvement plan that is executed while the Internal Auditing Office monitors the results.

The Board of Auditors is made up of four individuals—two internal auditors and two external ones—which helps it to further increase the transparency of corporate actions. Each auditor conducts his or her auditing activities by adhering to the auditing policy and execution plan set by the Board of Auditors, and attends major meetings concerning management decision-making as a standing member, thereby helping to achieve corporate governance.

v) The state of financial auditing

The Company appointed Deloitte Touche Tohmatsu as the financial auditor and receives recommendations for operational improvements after each audit. There exists no particular conflict of interest between Unicharm and Deloitte Touche Tohmatsu or any of the managing partners in charge of the Company's audit.

<Names of certified public accountants in charge>

Engagement partners/Managing partners: Shigeji Sugimoto

Engagement partners/Managing partners: Yoshiaki Kitamura

<Numbers of assistants for financial audit>

4 certified public accountants, 5 junior accountants, 3 other persons

vi) Relationship with external auditors

The external auditor Masahiko Hirata is a former vice president of Matsushita Electric Industrial Co., Ltd. and has successively held prominent positions.

External auditor Haruhiko Takenaka has held positions such as managing director of the Industrial Bank of Japan, Limited (now Mizuho Corporate Bank, Ltd.) and auditor of Nissan Motor Co., Ltd.

There are no business relationships or other vested interests between the Company and the external auditors.

(2) The state of development of risk management system

As regards the risk management system, the Company set up a CSR Department that is in charge of across-the-board supervision of (i) environmental responsiveness, (ii) quality assurance, (iii) compliance with the Pharmaceutical Affairs Law and relevant regulations, (iv) ensuring product safety, and (v) corporate integrity and ethics, which are important issues for Unicharm's business activities, while seeking to drive home the company credo of "proper corporate management" to all employees in order to integrate the maximization of customer satisfaction and the strengthening of corporate competitiveness by striking a balance between environmental and economic necessities. Also, if for some reason there occurs a crisis that may affect the Company internally and/or externally, the Company will seek to contain any damage by rapidly and accurately assessing the situation, and by communicating to affected stakeholders in a timely and proper manner in order to fulfill the corporate social responsibility, while concurrently preparing a crisis management communication manual, delivering it to all divisions involved in operations to protect corporate value, and providing handy concise pamphlets including guidelines, rules and environmental regulations that must be followed by all regular employees and directors.

(3) Directors' compensation

Compensation to directors and auditors in the fiscal year under review is as follows.

Classification	Directors		Auditors		Total	
	Number of personnel receiving compensation	Amount of compensation (millions of yen)	Number of personnel receiving compensation	Amount of compensation (millions of yen)	Number of personnel receiving compensation	Amount of compensation (millions of yen)
Compensation based on the articles of incorporation or the resolution of shareholders' meeting	7 (Note 2)	169	5 (Note 2)	32	12	202
Directors' bonus for appropriation of earnings	3	81	2	8	5	90
Directors' severance bonus based on the resolution of shareholders' meeting	2 (Note 3)	98	1 (Note 3)	6	3	104
Total	-	349	-	47	-	396

(Notes)
1. There are six directors and four auditors as of the end of fiscal year under review.
2. In addition to the number of personnel receiving compensation as of the end of the fiscal year under review, the seven directors and five auditors in the above include one director who retired and one auditor who resigned as of June 29, 2005.
3. The two directors and one auditor in the above include one director who resigned as of March 31, 2005, one director who retired, and one auditor who resigned as of June 29, 2005.

(4) Compensation for Audit

The Company appointed Deloitte Touche Tohmatsu as the financial auditor and receives recommendations for operational improvements after each audit. There exists no particular conflict of interest between Unicharm and Deloitte Touche Tohmatsu or any of the managing partners in charge of the Company's audit.

<Compensation to Tomatsu, which is the Company's accounting auditor>

Compensation based on operations specified in section 1, article 2 of Certified Public Accountant Law: ¥65 million (of which the Company pays ¥38 million and consolidated subsidiaries pay ¥27 million)

Compensation other than the above: ¥16 million (of which the Company pays ¥16 million and consolidated subsidiaries pay ¥0 million)

Section 5 [Financial Standing]

1. Method of Preparation of Consolidated Financial Statements and Financial Statements

   (1) The consolidated financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28 of 1976; hereinafter referred to as "Rules on Interim Consolidated Financial Statements").

   (2) The financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Financial Statements (Ministry of Finance Ordinance No. 59 of 1963; hereinafter referred to as "Rules on Interim Financial Statements").

2. Audit Certification

   Pursuant to the provisions of Article 193-2 of Securities and Exchange Law, the Company had Audit Corporation Tohmatsu audit consolidated financial statements covering the previous consolidated fiscal year (April 1, 2004 through March 31, 2005) and the consolidated fiscal year under review (April 1, 2005 through March 31, 2006), and financial statements covering the previous fiscal year (April 1, 2004 through March 31, 2005) and the fiscal year under review (April 1, 2005 through March 31, 2006).

1. [Consolidated Financial Statements, etc.]

(1) [Consolidated Financial Statements]

1) Consolidated Balance Sheet

(Amounts in Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (as of March 31, 2005)			Consolidated Fiscal Year under Review (as of March 31, 2006)		
		Amount		Percentage (%)	Amount		Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits			46,358			67,812	
2 Notes and accounts receivable			29,076			33,160	
3 Marketable securities	*1		11,914			12,743	
4 Inventories			12,072			16,176	
5 Deferred tax assets			2,047			2,642	
6 Other current assets			3,314			2,515	
Allowance for bad debts			(127)			(68)	
Total current assets			104,657	48.6		134,983	53.9
II Fixed assets							
1 Tangible fixed assets	*2						
(1) Buildings and other structures			22,361			23,032	
(2) Machinery, equipment and vehicles			38,615			39,052	
(3) Land	*4		9,930			10,143	
(4) Construction in progress			511			3,424	
(5) Other tangible fixed assets			1,379			1,458	
Total tangible fixed assets			72,798	33.8		77,110	30.8
2 Intangible fixed assets							
(1) Consolidation adjustment account			-			2,677	
(2) Other intangible fixed assets			2,337			1,588	
Total intangible fixed assets			2,337	1.1		4,265	1.7
3 Investments and other assets							
(1) Investment securities	*3		28,745			29,599	
(2) Deferred tax assets			177			-	
(3) Revaluation of deferred tax assets	*4		212			226	
(4) Other investments			7,401			4,739	
Allowance for bad debts			(964)			(571)	
Total investments and other assets			35,571	16.5		33,994	13.6
Total fixed assets			110,707	51.4		115,371	46.1
Total Assets			215,365	100.0		250,355	100.0

(Amounts in Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (as of March 31, 2005) Amount		Percentage (%)	Consolidated Fiscal Year under Review (as of March 31, 2006) Amount		Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes and accounts payable			23,586			29,547	
2 Short-term bank loans			5,903			8,676	
3 Current portion of corporate bonds			1,000			-	
4 Accrued expenses			19,889			20,876	
5 Accrued corporate income tax			2,846			6,723	
6 Reserve for bonus payment			2,963			3,038	
7 Other current liabilities			3,286			3,782	
Total current liabilities			59,745	27.7		72,645	29.0
II Long-term liabilities							
1 Long-term debt			344			677	
2 Provision for severance benefits			4,845			5,740	
3 Provision for Directors' severance bonus			1,178			1,135	
4 Deferred tax liabilities			-			2,476	
5 Other long-term liabilities			2,408			2,193	
Total long-term liabilities			8,776	4.1		12,223	4.9
Total liabilities			68,522	31.8		84,868	33.9
(Minority interests)							
Minority interests			9,146	4.3		14,304	5.7
(Shareholders' equity)							
I Common stock	*6		15,992	7.4		15,992	6.4
II Additional paid-in capital			18,590	8.6		18,590	7.4
III Retained earnings			114,411	53.1		128,106	51.2
IV Land revaluation difference	*4		(309)	(0.1)		(330)	(0.1)
V Unrealized gains on available-for-sale securities			3,934	1.8		6,289	2.5
VI Foreign currency translation adjustment			(2,799)	(1.3)		(362)	(0.2)
VII Treasury stocks	*7		(12,123)	(5.6)		(17,105)	(6.8)
Total shareholders' equity			137,696	63.9		151,182	60.4
Total liabilities, minority interests and shareholders' equity			215,365	100.0		250,355	100.0

2) [Consolidated Statement of Income]

(Amounts in Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005) Amount		Percentage (%)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006) Amount		Percentage (%)
I Net sales			246,050	100.0		270,380	100.0
II Cost of sales	*2		137,341	55.8		153,264	56.7
Gross profit			108,709	44.2		117,116	43.3
III Selling, general and administrative expenses	*1,2		81,424	33.1		88,584	32.7
Operating income			27,284	11.1		28,531	10.6
IV Non-operating income							
1 Interest received		331			358		
2 Dividends received		175			135		
3 Gain on sale of marketable securities		48			25		
4 Subsidies received		236			216		
5 Foreign currency gain or loss		201			517		
6 Other non-operating income		646	1,639	0.7	491	1,746	0.6
V Non-operating expenses							
1 Interest paid		315			304		
2 Sales discount		457			1,021		
3 Other non-operating expenses		173	945	0.4	169	1,496	0.6
Ordinary income			27,978	11.4		28,781	10.6
VI Extraordinary profit							
1 Gain on sale of fixed assets	*3	1,195			25		
2 Gain on sale of investment securities		-			853		
3 Gain on sale of stock of affiliates		-			229		
4 Gain on agency return of employees' pension fund		3,886			-		
5 Gain on reversal of allowance for bad debts		-			213		
6 Other extraordinary profit		545	5,627	2.3	181	1,504	0.6
VII Extraordinary loss							
1 Loss on disposal of fixed assets	*4	1,557			935		
2 Loss on evaluation of investment securities		0			3		
3 Provision of reserve for employee severance benefits	*6	951			250		
4 Provision of allowance for bad debts		41			-		
5 Impairment loss	*5	2,247			281		
6 Loss on changes in equity of consolidated subsidiary		-			54		
7 Other extraordinary loss		211	5,009	2.1	194	1,719	0.6
Income before taxes and other adjustments			28,597	11.6		28,566	10.6
Corporate income tax, inhabitant tax and business tax		7,984			11,013		
Adjustments on corporate income tax, etc.		2,663	10,647	4.3	451	11,465	4.2
Minority interests in net income			1,567	0.6		1,813	0.7
Net income			16,381	6.7		15,287	5.7

3) [Consolidated Statement of Retained Earnings]

(Millions of Yen)

		Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)		Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)	
Classification	Note No.	Amount		Amount	
(Capital surplus)					
I Capital surplus at beginning of period			18,590		18,590
II Capital surplus at end of period			18,590		18,590
(Retained earnings)					
I Retained earnings at beginning of period			101,831		114,411
II Retained earnings increased					
Net income		16,381		15,287	
Increase due to a change in fiscal year-end of consolidated subsidiaries		-		539	
Reversal of land revaluation difference		-	16,381	20	15,847
III Retained earnings decreased					
1 Dividends		1,927		2,043	
2 Directors' bonus		130		109	
3 Reversal of land revaluation difference		1,743	3,801	-	2,152
IV Retained earnings at end of period			114,411		128,106

4) [Consolidated Statement of Cash Flows]

(Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005) Amount		Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006) Amount	
I Cash flows from operating activities					
1 Income before tax and other adjustments		28,597		28,566	
2 Depreciation expense		12,329		13,062	
3 Impairment loss		2,247		281	
4 Gain on agency return of employees' pension fund		(3,886)		-	
5 Increase (decrease) in allowance for bad debts		(123)		(453)	
6 Increase (decrease) in reserve for employee severance benefits		808		895	
7 Increase (decrease) in reserve for directors' severance bonus		54		(42)	
8 Receipt of interest and dividends		(506)		(494)	
9 Payment of interest		315		304	
10 Gain on sale of investment securities		-		(853)	
11 Gain on sale of stock of affiliates		-		(229)	
12 Loss on evaluation of investment securities		0		3	
13 Gain on sale of fixed assets		(1,195)		(25)	
14 Loss on disposal of fixed assets		1,557		935	
15 (Increase) decrease in trade receivables		(60)		(2,389)	
16 (Increase) decrease in inventories		348		(1,820)	
17 Increase (decrease) in trade payables		(2,134)		3,442	
18 Increase (decrease) in other current liabilities		(1,044)		2,771	
19 Other		(2,248)		(313)	
Sub-total		35,057		43,642	
20 Amount of interest and dividend received		383		690	
21 Amount of interest paid		(266)		(251)	
22 Amount of corporate tax, etc. paid		(14,566)		(7,192)	
Cash flows from operating activities		20,607		36,888	
II Cash flows from investing activities					
1 Expenditure on acquisition of marketable securities		(1,570)		(47,558)	
2 Income from sale and redemption of marketable securities		4,102		40,298	
3 Expenditure on acquisition of tangible fixed assets		(13,064)		(13,296)	
4 Income from sale of tangible fixed assets		4,646		418	
5 Expenditure on acquisition of intangible fixed assets		(673)		(312)	
6 Expenditure on acquisition of investment securities		(3,010)		(3,857)	
7 Income from sale and redemption of investment securities		1,015		4,654	
8 Proceeds from partial sale of affiliates' stock		-		490	
9 Proceeds from purchase of subsidiaries' stock accompanying changes in the scope of consolidation		-		455	
10 Expenditure on purchase of subsidiaries' stock accompanying changes in the scope of consolidation	*2	-		(4,214)	
11 Income from cancellation of insurance reserve fund		-		2,929	
12 Other		116		(259)	
Cash flows from investing activities		(8,437)		20,251	

(Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005) Amount		Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006) Amount	
III Cash flows from financing activities					
1 Net increase in short-term bank loans		1,031		1,688	
2 Income from incurrence of long-term debt		25		35	
3 Expenditure on repayment of long-term debt		(253)		(258)	
4 Expenditure on redemption of corporate bonds		-		(1,000)	
5 Income from receipt of payment from minority shareholders		1,255		965	
6 Expenditure on additional acquisition of stocks of affiliates		-		(132)	
7 Expenditure on acquisition of treasury stocks		(15)		(4,980)	
8 Amount of dividends paid		(1,927)		(2,048)	
9 Amount of dividends paid to minority shareholders		(323)		(487)	
Cash flows from financing activities		(207)		(6,217)	
IV Currency translation effect on cash and cash equivalents		(37)		499	
V Increase (decrease) in cash and cash equivalents		11,925		10,918	
VI Amount of cash and cash equivalents outstanding at beginning of period		44,434		56,359	
VII Increase in cash and cash equivalents due to fiscal year-end change for consolidated subsidiaries		-		371	
VIII Amount of cash and cash equivalents outstanding at end of period		56,359		67,649	

Important Matters Affecting the Preparation of Consolidated Financial Statements

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005– March 31, 2006)
1. Matters related to the scope of consolidation All 24 subsidiaries of the Company are consolidated. The names of the main consolidated companies are omitted because they are listed in "4. Affiliates" under "Section 1 General Status of the Company". Liquidation of two consolidated subsidiaries (Gold Tower Co., Ltd. and Uni-Charm Finance Company (Netherlands) B.V.) has been completed. However, their income statements up to the point of their liquidation are included in the consolidated statements.	1. Matters related to the scope of consolidation All 24 subsidiaries of the Company are consolidated. The names of the main consolidated companies are omitted because they are listed in "4. Affiliates" under "Section 1 General Status of the Company". The Company acquired additional shares in Unicharm Mölnlycke K.K., thereby turning it from an affiliate into a consolidated subsidiary from the beginning of the fiscal year under review. The Company also acquired shares in the following company in the fiscal year under review, turning it into a consolidated subsidiary. Name of the company: Unicharm Gulf Hygienic Industries Ltd.
2. Application of equity method The equity method was applied to two affiliates of the Company. Name of main affiliate: Uni.Charm Mölnlycke Co., Ltd. The Fun Co., Ltd.	2. Application of equity method The equity method was applied to one affiliate of the Company. Name of main affiliate: The Fun Co., Ltd
3. Matters related to fiscal year, etc. of consolidated subsidiaries Fiscal closing dates for consolidated subsidiaries and equity method companies are the same as the fiscal closing date of the Company except for the following: The fiscal closing date for foreign subsidiaries (14 companies) is December 31. The fiscal closing date for the equity method investee (1 company) is December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.	3. Matters related to fiscal year, etc. of consolidated subsidiaries Fiscal closing dates for consolidated subsidiaries and equity method companies are the same as the fiscal closing date of the Company except for the following: The fiscal closing date for foreign subsidiaries (9 companies) and domestic subsidiary (1 company) is December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date. From the fiscal year under review, the fiscal closing date for United Charm Co., Ltd., Uni-Charm (Thailand) Co., Ltd. and two other companies has been changed from December 31 to March 31. As a result of these changes, an increase in retained earnings of ¥539 million for the period between January 1, 2005 and March 31, 2005 is posted in the consolidated statement of retained earnings as increase in retained earnings, due to changes in the fiscal period of consolidated subsidiaries. In the statement of cash flows, an increase in cash and cash equivalents of ¥371 million for the same period is recorded as increase in cash and cash equivalents due to changes in the fiscal period of consolidated subsidiaries.
4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Amortized cost method (straight-line method) Other marketable securities Marketable securities with fair market value … Stated at market value based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value … To be stated at cost based on the moving-average method 2) Inventories Products and merchandise … Stated at cost based on the periodic average method (for some of the consolidated subsidiaries, at whichever is lower: cost or market value based on the periodic average method) Raw materials … Stated at cost based on the moving-average method (for some of the consolidated subsidiaries, at cost based on the periodic average method) Work in process … Stated at cost based on the periodic average method Supplies … Stated at cost based on the periodic average method 3) Derivative transactions … Stated at market value based on the market price, etc. as of fiscal closing date	4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Same as left Other marketable securities Marketable securities with fair market value … Same as left Marketable securities without fair market value … Same as left 2) Inventories Products and merchandise … Same as left Raw materials … Same as left Work in process … Same as left Supplies … Same as left 3) Derivative transactions … Same as left

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets … Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 15 years 2) Intangible fixed assets … By straight-line method Standard useful years are 5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)	(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets … Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 20 years 2) Intangible fixed assets … Same as left
(3) Accounting for deferred assets New share issuing expense … The entire amount was treated as an expense when it was incurred.	(3) Accounting for deferred assets New share issuing expense … Same as left
(4) Appropriation standard applicable to important provisions 1) Allowance for bad debts … In order to provide for losses from bad debts, the Company and its consolidated subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability of their specified claims including doubtful receivables. The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims. 2) Provision for employees' bonus … An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus. 3) Provision for employees' severance benefits … Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. The difference (¥6,458 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	(4) Appropriation standard applicable to important provisions 1) Allowance for bad debts … Same as left 2) Provision for employees' bonus … Same as left. 3) Provision for employees' severance benefits … Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on a pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on a pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.
(Additional Information) With the enforcement of the Defined-Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries were exempted by the Minister of Health, Labor and Welfare on August 1, 2004, from the portion previously disbursed for the employees' pension fund, and paid the relevant amount subject to the return (minimum liability reserve) on November 19, 2004. The positive impact of the foregoing, in the amount of ¥3,886 million, was reported as an extraordinary profit for the fiscal year under review.	-

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
4) Provision for directors' severance bonus … In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	4) Provision for directors' severance bonus … Same as left
(5) Criteria for converting important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are converted into Japanese Yen at an average foreign exchange rate for the relevant period, and the conversion difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.	(5) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Same as left
(6) Method of treating important lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	(6) Method of treating important lease transactions Same as left
(7) Important method of hedge accounting 1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.	(7) Important method of hedge accounting 1) Method of hedge accounting Same as left
2) Method and subject of hedging Method of hedging … Exchange contracts and currency options Subject of hedging … Scheduled foreign currency- denominated transactions	2) Method and subject of hedging Method of hedging … Exchange contracts Subject of hedging … Scheduled foreign currency- denominated transactions
3) Hedging policy As for exchange contracts and currency options methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.	3) Hedging policy As for exchange contracts methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.
4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	4) Method of assessing effectiveness of hedging Same as left
(8) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.	(8) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
5 Matters related to valuation of assets and liabilities of consolidated subsidiaries. Assets and liabilities of consolidated subsidiaries are evaluated in accordance with mark-to-market method.	5 Matters related to valuation of assets and liabilities of consolidated subsidiaries. Same as left
6 Matters related to amortization of consolidation adjustment account Important items in the consolidation adjustment account are evenly amortized within 5 years of the date of their occurrence, and other items are amortized on the date of their occurrence.	6 Matters related to amortization of consolidation adjustment account For important items in the consolidation adjustment account, the Company estimates the periods over which investment effects are identified on an individual basis and amortizes them evenly within 20 years of the date of their occurrence. Other items are amortized on the date of their occurrence. Changes in the period of amortization for items in the consolidation adjustment account Important items in the consolidation adjustment account were evenly amortized within 5 years of the date of their occurrence, as is conventional practice. However, starting from the fiscal year under review, the method of amortization of important items in the consolidation adjustment account has been changed to one in which the period of investment effect of these items is estimated on an individual basis and evenly amortized over the reasonable period of 20 years. The Company acquired shares of Gulf Hygienic Industries Ltd., a company in Saudi Arabia, and made it a subsidiary in December 2005 to further expand business development in Asia, which will be our strategic base in the future. From now on, we need to review the period of investment recovery to promote proactive investment activities over the long-term for future business expansion, such as business tie-ups and turning companies into subsidiaries. As a result, the effects of investment are likely to last longer than the conventional amortization period of 5 years, and we decided that it is appropriate to change the amortization period to 20 years to appropriately reflect the influence of investment in the earnings.
7 Matters related to the treatment of items of appropriation of earnings, etc. A Consolidated Statement of Retained Earnings was created for appropriation of earnings of consolidated companies based on appropriation of earnings fixed during the fiscal year.	7 Matters related to the treatment of items of appropriation of earnings, etc. Same as left
8 Scope of funds in the interim consolidated statement of cash flows The funds consist of cash on hand, demand deposits and highly liquid short-term investments with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.	8 Scope of funds in the consolidated statement of cash flows Same as left

Changes in Accounting Treatment

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
(Accounting standard pertaining to impairment of fixed assets) It became possible to apply the "Accounting Standard Pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and the "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from consolidated financial statements covering the fiscal year ended March 31, 2004. The Company applied the said Accounting Principle and Guideline starting with the fiscal year under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million. The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Consolidated Financial Statements.	-

Additional Information

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
(Method of presentation of pro forma standard taxation portion of corporate enterprise tax on Consolidated Statement of Income) Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, beginning with the fiscal year under review, selling, general and administrative expenses include the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base, in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004). The allocation of value added and capital in corporate tax amounting to ¥240 million is included in selling, general and administration expenses.	-

Change in Method of Presentation

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
-	(Consolidated Statement of Income) Reversal of allowance for bad debts, which was included in other extraordinary profit in previous fiscal year (¥57 million in the previous fiscal year), is separately recorded from the fiscal year under review as it exceeded 10 percent of total extraordinary profit.

Notes

(Consolidated Balance Sheet)

(Amounts in Notes 1 through 5 Expressed in Millions of Yen)

<table>
<tr><th>Previous Consolidated Fiscal Year
(as of March 31, 2005)</th><th>Consolidated Fiscal Year under Review
(as of March 31, 2006)</th></tr>
<tr><td>*1 Pledged assets
Assets offered as pledges are as follows:
Marketable securities: 9
(Deposited as security for housing and building dealers)
*2 Accumulated depreciation of tangible fixed assets: 101,178
*3 Pledged assets relating to affiliates are as follows:
Investment securities (equities): 396
*4 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in shareholders' equity as the revaluation difference.
Method of revaluation
Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998).
Date of revaluation: March 31, 2001
The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (428)
5 Guarantee obligations
The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows:
Clean Plaza Co-op: 164
*6 Total number of outstanding shares
Common stocks: 68,981,000 shares
*7 The state of shareholdings of treasury stocks
Number of shares of the Company held by its consolidated companies, non-consolidated equity-method companies and affiliates is as follows:
Common stocks: 2,509,000 shares</td><td>*1 -
*2 Accumulated depreciation of tangible fixed assets: 111,463
*3 Pledged assets relating to affiliates are as follows:
Investment securities (equities): 81
*4 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in shareholders' equity as the revaluation difference.
Method of revaluation
Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998).
Date of revaluation: March 31, 2001
The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (458)
5 Guarantee obligations
The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows:
Clean Plaza Co-op: 194
*6 Total number of outstanding shares
Common stocks: 68,981,000 shares
*7 The state of shareholdings of treasury stocks
Number of shares of the Company held by its consolidated companies, non-consolidated equity-method companies and affiliates is as follows:
Common stocks: 3,611,000 shares</td></tr>
</table>

(Consolidated Statement of Income) (Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)		Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)	
*1 Breakdown of main items in selling, general and administrative expenses		*1 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expense	13,844	Sales-related transportation expense	15,214
Sales promotion expense	24,309	Sales promotion expense	27,688
Advertising expense	10,218	Advertising expense	9,002
Employees' salaries and bonus	8,763	Employees' salaries and bonus	9,775
Amount newly categorized as provision for employees' bonus	1,495	Amount newly categorized as provision for employees' bonus	1,421
Amount newly categorized as provision for severance benefits	1,037	Amount newly categorized as provision for severance benefits	950
Amount newly categorized as provision for directors' severance bonus	59	Amount newly categorized as provision for directors' severance bonus	47
Depreciation expense	1,754	Depreciation expense	1,444
*2 Research and development expenses included in selling, general and administrative expenses and manufacturing costs incurred in the fiscal year under review were ¥3,746 million.		*2 Research and development expenses included in selling, general and administrative expenses and manufacturing costs incurred in the fiscal year under review were ¥4,018 million.	
*3 Breakdown of main items in gain on sale of fixed assets		*3 Breakdown of main items in gain on sale of fixed assets	
Buildings and other structures	1,110	Buildings and other structures	2
Land	78	Land	23
Other fixed assets	6		
*4 Breakdown of main items in loss on disposal of fixed assets		*4 Breakdown of main items in loss on disposal of fixed assets	
Loss on disposal of fixed assets		Loss on disposal of fixed assets	
Buildings and other structures	26	Buildings and other structures	118
Machinery, equipment and vehicles	432	Machinery, equipment and vehicles	626
Removal expense	40	Removal expense	98
Other	127	Other	71
Loss on sales of fixed assets		Loss on sales of fixed assets	
Buildings and other structures	594	Land	16
Land	321	Other	3
Other	13		

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
*5 Impairment loss	*5 Impairment loss

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)

*5 Impairment loss

The Unicharm Group reported impairment losses for the following asset groups:

Use	Location	Asset type	Impairment loss (Millions of Yen)
Sightseeing/ leisure facilities	Utazu City, Kagawa	Buildings Land Other	551 961 113
Idle assets	Utazu City, Kagawa and other locations	Land	621

The Unicharm Group accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties. The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss. This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories. The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers.

*6 -

Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)

*5 Impairment loss

The Unicharm Group reported impairment losses for the following asset groups:

Location	Asset type	Impairment loss (Millions of Yen)
Minato-ku, Tokyo	software	281

The Unicharm Group accounts for earnings and expenses by business unit. We introduced the relevant software to rationalize business management of the group. However, we reviewed its profitability because it became necessary to revise the initial introduction plan at the end of the fiscal year under review. As a result, we reduced the book value of the software to a recoverable amount, because its future cash flows fell below the carrying value of investment. The relevant reduction (¥281 million) was treated as an impairment loss and reported as an extraordinary loss. The recoverable value of the software is measured by its use value, and is computed by discounting its future cash flows at 4.3%.

*6 Provision for accrued retirement benefits for employees

Following changes in accounting standards in the Netherlands, Uni.Charm Molnlycke B.V. recorded provision for accrued retirement benefits for employees for retroactive years of ¥250 million from the fiscal year under review.

(Consolidated Statement of Cash Flows) (Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)		Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)	
1 Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:		1. Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:	
Cash and deposits	46,358	Cash and deposits	67,812
Marketable securities	11,914	Marketable securities	12,743
Total	58,273	Total	80,556
Term deposits with terms exceeding three months	9	Term deposits with terms exceeding three months	163
Stocks and beneficiary certificates of securities investment trust	1,904	Stocks and beneficiary certificates of securities investment trust	12,743
Cash and cash equivalents	56,359	Cash and cash equivalents	67,649
		*2 The breakdown of assets and liabilities of newly consolidated subsidiaries at the start of consolidation following acquisition of shares and the relationship between the acquisition cost and expenses (net) due to the acquisition are as follows:	
		Unicharm Gulf Hygienic Industries Ltd. (as of December 31, 2005)	
		Current assets	3,990
		Fixed assets	3,884
		Consolidation adjustment account	2,711
		Current liabilities	(3,041)
		Long-term liabilities	(832)
		Minority interests	(1,666)
		Acquisition cost of newly consolidated subsidiaries	4,446
		Cash and cash equivalents of newly consolidated subsidiaries	(232)
		Difference: Expenses due to the acquisition of shares of subsidiaries that accompany changes in the scope of consolidation	4,214

(Lease Transactions)

(Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.
Amount equivalent to cost of acquiring 1,129	Amount equivalent to cost of acquiring 975
Amount equivalent to accumulated depreciation 861	Amount equivalent to accumulated depreciation 879
Amount equivalent to amount outstanding as of the end of fiscal year 268	Amount equivalent to amount outstanding as of the end of fiscal year 95
The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left
2) Amount equivalent to unearned leasing fees as of the end of the period:	2) Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 177	One year or less 84
Over one year 91	Over one year 11
Total 268	Total 95
The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 253	Leasing fees payable 174
(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense	4) Method of computation of amount equivalent to depreciation expense
Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	Same as left
	2 Operating lease transactions
	Unearned leasing fees
	One year or less 4
	Over one year 2
	Total 6

(Marketable Securities)

As of End of Previous Consolidated Fiscal Year

1. Held-to-maturity bonds with market value (March 31, 2005) (Millions of Yen)

		Amount reported on consolidated balance sheet	Market value	Difference
Bonds which have market value that exceed the amount reported on the consolidated balance sheet	Government bonds, local public bonds, etc.	0	0	0
	Sub Total	0	0	0
Bonds which have market value that does not exceed the amount reported on the consolidated balance sheet	Government bonds, local public bonds, etc.	9	9	0
	Sub Total	9	9	0
Total		10	10	0

2. Other marketable securities with market value (March 31, 2005) (Millions of Yen)

		Acquisition cost	Amount reported on consolidated balance sheet	Difference
Other marketable securities for which amounts reported on the consolidated balance sheet exceed the acquisition costs	1) Stocks	2,444	9,772	7,327
	2) Bonds	3,976	3,990	14
	3) Other	1,560	1,560	0
	Sub Total	7,981	15,323	7,342
Other marketable securities for which amounts reported on the consolidated balance sheet do not exceed the acquisition costs	1) Stocks	34	30	(4)
	2) Bonds	10,000	9,316	(683)
	Sub Total	10,034	9,346	(687)
Total		18,016	24,670	6,654

3. Other marketable securities sold-off in the fiscal year under review (from April 1, 2004 to March 31, 2005) (Millions of Yen)

Proceeds	Total gains on sale	Total losses on sale
9,642	23	12

(Note) Besides the above, the Company reported a gain on sale of investment securities of ¥25 million and loss on sale of investment securities of ¥0 million. These investment securities are or were held by an investment partnership in which the Company has a stake.

4. Major marketable securities not valued at market and amounts reported on the consolidated balance sheet (excluding 1 above) (as of March 31, 2005) (Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	902
Corporate bonds	904
Other	318
Other marketable securities	
Investment trusts	10,000
Preferred stocks	3,000
Unlisted stocks	281
Other	175

5. Other marketable securities with maturities and prospective amounts of redemption for bonds held to maturity (as of March 31, 2005) (Millions of Yen)

	Due within one year	Due after one and up to five years	Due after five and up to ten years	Due after ten years
Held-to-maturity bonds				
Government bonds, local public bonds, etc.	10	0	-	-
Other	318	904	902	-
Other marketable securities				
Bonds	24	8,562	404	4,316
Other	1,560	-	-	-
Total	1,914	9,466	1,307	4,316

As of End of Consolidated Fiscal Year under Review

1. Held-to-maturity bonds with market value (March 31, 2006) (Millions of Yen)

		Amount reported on consolidated balance sheet	Market value	Difference
Bonds which have market value that exceeds the amount reported on the consolidated balance sheet	Government bonds, local public bonds, etc.	0	0	0
	Sub Total	0	0	0
Bonds which have market value that does not exceed the amount reported on the consolidated balance sheet	Government bonds, local public bonds, etc.	10	10	0
	Sub Total	10	10	0
Total		10	10	0

2. Other marketable securities with market value (March 31, 2006) (Millions of Yen)

		Acquisition cost	Amount reported on consolidated balance sheet	Difference
Other marketable securities for which amounts reported on the consolidated balance sheet exceed the acquisition costs	1) Stocks	2,474	14,234	11,759
	2) Bonds	1,000	1,000	0
	3) Other	1,710	1,710	0
	Sub Total	5,184	16,944	11,760
Other marketable securities for which amounts reported on the consolidated balance sheet do not exceed the acquisition costs	1) Stocks	2	2	(0)
	2) Bonds	11,952	10,819	(1,132)
	Sub Total	11,954	10,821	(1,133)
Total		17,139	27,765	10,626

3. Other marketable securities sold-off in the fiscal year under review (from April 1, 2005 to March 31, 2006) (Millions of Yen)

	Proceeds	Total gains on sale	Total losses on sale
Stocks	2,612	853	-
Other	17,757	25	9
Total	20,369	879	9

(Note) Besides the above, the Company reported a gain on sale of investment securities of ¥27 million and loss on sale of investment securities of ¥14 million. These investment securities are or were held by an investment partnership in which the Company has a stake.

4. Major marketable securities not valued at market and amounts reported on the consolidated balance sheet (excluding 1 above) (as of March 31, 2006) (Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Corporate bonds	2,000
Other	8,999
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	379
Other	107

5. Other marketable securities with maturities and prospective amounts of redemption for bonds held to maturity (as of March 31, 2006) (Millions of Yen)

	Due within one year	Due after one and up to five years	Due after five and up to ten years	Due after ten years
Held-to-maturity bonds				
Government bonds, local public bonds, etc.	10	-	-	-
Other	8,999	0	-	2,000
Other marketable securities				
Bonds	2,024	5,511	404	3,879
Other	1,710	-	-	-
Total	12,743	5,511	404	5,879

(Derivative Transactions)

1 Matters related to transaction condition

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
(1) Details of transactions The Company and its consolidated subsidiaries use forward exchange contracts for currency related transactions. The Company's bond transactions include integrated financial instruments incorporating derivatives. The Unicharm Group carries out hedging accounting using derivative transactions.	(1) Details of transactions Same as left
1) Method and subject of hedging Method of hedging … Exchange contracts and currency options Subject of hedging … Scheduled foreign currency-denominated transactions	1) Method and subject of hedging Method of hedging … Exchange contracts Subject of hedging … Scheduled foreign currency-denominated transactions
2) Hedging policy As for exchange contracts and currency options methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.	2) Hedging policy Same as left
3) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	3) Method of assessing effectiveness of hedging Same as left
(2) Undertaking policy The Company uses derivative transactions basically within the limits of outstanding balance of foreign currency-denominated monetary obligation and within the scope necessary based on actual imports concerning normal foreign currency-denominated business transactions. The Company uses integrated financial instruments incorporating derivatives within the limit of excess funds. Moreover, we do not use derivative transactions for speculative purposes.	(2) Undertaking policy Same as left
(3) Purpose of using derivative transactions The Unicharm Group uses foreign exchange contracts, etc., for the purpose of avoiding exchange-rate fluctuations concerning trade liability within the limit of normal transactions. The Company uses integrated financial instruments incorporating derivatives for the purpose of efficient management of mid-and long-term excess funds.	(3) Purpose of using derivative transactions Same as left

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
(4) Details of transaction risks The market risk of derivative transactions, which the Company uses for hedging purposes, is reduced by gains and losses generated by assets and liabilities that are the target of hedging. Credit swaps involves risks such as bankruptcies of reference companies, defaults of underlying bonds and insolvencies of swap counterparties, and asset swaps are exposed to risks such as defaults of underlying bonds, future interest changes and insolvencies of swap counterparties. Note, however, that the Company only uses integrated financial instruments that include bonds and underlying bonds of reference companies with high credit ratings. In the meantime, the Company limits transactions with financial institutions to those that have high credit ratings, in order to avoid as far as possible the credit risk incurred by any breach of contracts by the counterparties.	(4) Details of transaction risks Same as left
(5) Risk management system concerning transactions The basic policy of derivative transactions of the Unicharm Group is determined at the Board of Directors' Meeting, and the accounting departments of each group company are in charge of execution and management of transactions. The Company judges the pros and cons of the acquisition of integrated financial instruments in accordance with Settlement Authorities Regulation on a case-by-case basis, and the accounting department is in charge of executing and managing transactions.	(5) Risk management system concerning transactions Same as left

2. Matters related to market value of transaction

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Type	Previous Consolidated Fiscal Year (As of March 31, 2005)				Consolidated Fiscal Year under Review (As of March 31, 2006)			
	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions								
Currency swap transaction								
Received in Yen, paid in Thai Baht	599	-	8	8	-	-	-	-
Credit default swaps	7,000	7,000	18	18	6,000	4,000	26	26
Exchange contract transaction								
Long position								
US Dollars	1,633	1,633	1,523	(110)	-	-	-	-
Total	9,232	8,633	1,551	(82)	6,000	4,000	26	26

(Notes)

1. Method of computing market value
   Currency swap transactions - Based on price indicated by banks with whom the Company has concluded currency swap contracts
   Credit default swaps and exchange contract - Based on price indicated by financial institutions involved in trade
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Currency swap transactions are slated to be used for the settlement of the Company's loans to its consolidated overseas subsidiaries.
4. Credit default swaps represent derivatives incorporating integrated financial instruments.
5. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

(Severance benefit)

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
1. Outline of the severance benefit plan adopted The Company and its domestic subsidiaries had established an employees' pension scheme and termination allowance plan as a defined-benefit pension program. However, when they repaid the returnable portion in lieu of the employees' pension fund, they shifted the existing employees' pension scheme and approved pension scheme to a corporate pension fund program in accordance with the Defined-Benefit Corporate Pension Law in August 2004. In the meantime, the Company and its domestic subsidiaries may provide a special severance package that will be processed as retirement benefit expenses, etc. when the relevant benefits are given at the time of retirement of employees.	1. Outline of the severance benefit plan adopted The Company and its domestic subsidiaries introduced a defined-benefit corporate pension fund program and termination allowance plan as a defined-benefit pension program. In the meantime, the Company and its domestic subsidiaries may provide a special severance package that will be processed as retirement benefit expenses, etc. when the relevant benefits are conferred upon employee retirement.
2. Matters related to retirement benefit obligations (Millions of Yen) 1. Retirement benefit obligations (17,854) 2. Pension assets 11,140 3. Unfunded severance benefit obligations (1 + 2) (6,714) 4. Unrecognized past service liabilities 646 5. Unrecognized actuarial difference 3,333 6. Provision for severance benefits (4,845) 7. Prepaid pension costs 2,110 The Company and its domestic subsidiaries were exempted by the Minister of Health, Labor and Welfare on August 1, 2004, from the portion previously disbursed for the employees' pension fund, and paid the relevant amount subject to the return (minimum liability reserve) on November 19, 2004. Therefore, items listed above in "2. Retirement benefit obligations" do not include the substitute portion of employees' pension program.	2. Matters related to retirement benefit obligations (Millions of Yen) 1. Retirement benefit obligations (19,286) 2. Pension assets 15,241 3. Unfunded severance benefit obligations (1 + 2) (4,044) 4. Unrecognized past service liabilities 487 5. Unrecognized actuarial difference 670 6. Provision for severance benefits (5,740) 7. Prepaid pension costs 2,854
3. Matters related to retirement benefit costs (Millions of Yen) 1. Service costs 982 2. Interest expenses 392 3. Matters related to other retirement benefit costs Past service liabilities expensed (1,680) Actuarial difference expensed 3,579 Difference expensed due to the change of accounting standards 1,191 Expected rate of return (443) 4. Severance benefit costs 4,021 The Company and its domestic subsidiaries were exempted by the Minister of Health, Labor and Welfare on August 1, 2004, from the portion previously disbursed for the employees' pension fund, and paid the relevant amount subject to the return (minimum liability reserve) on November 19, 2004. Therefore, items listed above in "3. Items with respect to retirement benefit expenses" include profit and loss (amortization) with regard to the return of the substitute portion of employees' pension program.	3. Matters related to retirement benefit costs (Millions of Yen) 1. Service costs 1,439 2. Interest expenses 358 3. Matters related to other retirement benefit costs Past service liabilities expensed 159 Actuarial difference expensed 460 Expected rate of return (334) 4. Severance benefit costs 2,082
4. Matters related to basic calculation of severance benefit obligations 1. Discount rate: Set by the retirement benefit system in accordance with the average period up to the expected payment date of retirement benefit. 2.0% 2. Expected rate of return 4.0% 3. Method of periodic allocation for estimated severance benefits Fixed for the term 4. Items related to the basics of calculation of other retirement pay obligations. Amortization years of past service liabilities 5 years Amortization years of actuarial difference 10 years Difference arisen due to the change of accounting standards in amortization years 5 years	4. Matters related to basic calculation of severance benefit obligations 1. Discount rate: Set by the retirement benefit system in accordance with the average period up to the expected payment date of retirement benefit. 2.0% 2. Expected rate of return 3.0% 3. Method of periodic allocation for estimated severance benefits Fixed for the term 4. Items related to the basics of calculation of other retirement pay obligations. Amortization years of past service liabilities 5 years Amortization years of actuarial difference 10 years

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)
(Additional Information) Based on the Defined-Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries were exempted by the Minister of Health, Labor and Welfare on August 1, 2004, from the portion previously disbursed for the employees' pension fund, and paid the relevant amount subject to the return (minimum liability reserve) on November 19, 2004. The positive impact of the foregoing, in the amount of ¥3,886 million, was reported as an extraordinary profit for the fiscal year under review.	(Additional Information) -

(Tax effect accounting)

Previous Consolidated Fiscal Year (As of March 31, 2005)

1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual

(Deferred tax assets)	(Millions of Yen)
1) Current assets	
Reserve for bonus payment	1,100
Accrued business tax	189
Unrealized profit	52
Other	761
Total	2,103
2) Fixed assets	
Investment securities	1,030
Provision for severance benefits	1,162
Provision for Directors' severance bonus	479
Allowance for bad debts	305
Impairment loss	832
Other	208
Total	4,018
Valuation reserve	(71)
Total deferred tax assets (fixed assets)	3,946
Total deferred tax assets	6,050

(Deferred tax liabilities)	(Millions of Yen)
1) Current liabilities	
Accrued business tax	53
Other	2
Total	56
2) Fixed liabilities	
Earned surplus	843
Unrealized gains on available-for-sale securities	2,685
Other	239
Total	3,769
Total deferred tax liabilities	3,825
Net deferred tax assets (or liabilities)	
Deferred tax assets (Current)	2,047
Deferred tax assets (Fixed)	177

(Deferred tax assets related to revaluation)	*(Millions of Yen)*
Land	212

2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main reason

Statutory effective tax rate	40.7%
(Adjustment)	
Items like entertainment expenses permanently excluded from expenses	0.6%
Difference between Japanese and foreign taxes	-3.5%
Current losses of consolidated subsidiaries	1.0%
Special corporate tax deduction such as research expenses	-1.0%
Earned surplus	0.7%
Other	-1.3%
Applicable corporate tax rate after the adoption of the tax effect accounting	37.2%

Consolidated Fiscal Year under Review (As of March 31, 2006)

1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual

(Deferred tax assets)	(Millions of Yen)
1) Current assets	
Reserve for bonus payment	1,113
Accrued business tax	547
Unrealized profit	55
Sales promotion account payable	543
Other	382
Total	2,642
2) Fixed assets	
Investment securities	1,034
Provision for severance benefits	1,115
Provision for Directors' severance bonus	462
Allowance for bad debts	137
Impairment loss	849
Other	984
Total	4,583
Valuation reserve	0
Total deferred tax assets (fixed assets)	4,583
Total deferred tax assets	7,226

(Deferred tax liabilities)	(Millions of Yen)
1) Current liabilities	
Other	0
Total	0
2) Fixed liabilities	
Earned surplus	1,466
Unrealized gains on available-for-sale securities	4,302
Other	1,292
Total	7,060
Total deferred tax liabilities	7,060
Net deferred tax assets (or liabilities)	
Deferred tax assets (Current)	2,642
Deferred tax liabilities (Fixed)	2,476

(Deferred tax assets related to revaluation)	*(Millions of Yen)*
Land	226

2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason

For consolidated fiscal year under review, as difference between the statutory effective rate and the applicable corporate tax rate after the adoption of tax effect accounting is below 5% of the statutory effective tax rate, notes are omitted.

[Segment Information]

[Segment Information by Business Type]

For Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	208,016	26,806	11,227	246,050	-	246,050
(2) Internal sales or transfers across segments	42	-	18	60	(60)	-
Total	208,058	26,806	11,246	246,111	(60)	246,050
Operating expenses	184,808	24,191	9,876	218,876	(110)	218,765
Operating income	23,250	2,614	1,370	27,235	49	27,284
II Assets, allowance for depreciation, capital expenditure						
Assets	126,622	16,419	25,612	168,653	46,711	215,365
Allowance for depreciation	11,624	252	452	12,329	-	12,329
Impairment loss	-	-	2,247	2,247	-	2,247
Capital expenditure	13,169	273	295	13,737	-	13,737

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment
   (1) Personal care ....Baby and child care products, feminine care products, health care products
   (2) Pet care ....Pet foods, pet toiletries
   (3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.
3. Of the assets at the end of fiscal year under review, the amount included in "Elimination or Company-wide" was ¥75,993 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.
4. As described in "changes of accounting procedures" regarding important items that serve as the basis for creating consolidated financial statements, the Company has adopted "accounting standards for impairment of fixed assets," effective from the beginning of the fiscal year under review. The amount of impact from this item has is reported in "changes of accounting procedures."

For Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	228,884	30,361	11,134	270,380	-	270,380
(2) Internal sales or transfers across segments	60	-	4	64	(64)	-
Total	228,944	30,361	11,139	270,444	(64)	270,380
Operating expenses	205,056	26,952	9,991	241,999	(151)	241,848
Operating income	23,887	3,409	1,148	28,444	86	28,531
II Assets, allowance for depreciation, capital expenditure						
Assets	145,349	17,578	26,912	189,840	60,514	250,355
Allowance for depreciation	12,459	331	271	13,062	-	13,062
Impairment loss	281	-	-	281	-	281
Capital expenditure	12,906	568	134	13,609	-	13,609

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment
   - (1) Personal care ....Baby and child care products, feminine care products, health care products
   - (2) Pet care ....Pet foods, pet toiletries
   - (3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.
3. Of the assets at the end of fiscal year under review, the amount included in "Elimination or Company-wide" was ¥90,938 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.

[Segment Information by Region]

For Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	192,002	34,638	19,409	246,050	-	246,050
(2) Internal sales or transfers across segments	6,759	2,671	-	9,431	(9,431)	-
Total	198,762	37,310	19,409	255,482	(9,431)	246,050
Operating expenses	175,081	34,224	18,898	228,204	(9,439)	218,765
Operating income	23,681	3,085	510	27,277	7	27,284
II Assets	115,830	27,891	14,114	157,835	57,529	215,365

For Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	201,651	43,201	25,527	270,380	-	270,380
(2) Internal sales or transfers across segments	4,851	2,504	-	7,356	(7,356)	-
Total	206,502	45,706	25,527	277,736	(7,356)	270,380
Operating expenses	181,810	42,578	24,869	249,258	(7,409)	241,848
Operating income	24,692	3,128	657	28,478	53	28,531
II Assets	121,308	35,492	21,373	178,173	72,181	250,355

(Notes)
1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
   (1) Asia ....Taiwan, China, Korea, Thailand, etc.
   (2) Others ....The Netherlands, etc.
3. Of the assets at the end of previous fiscal year, the amount included in "Elimination or Company-wide" was ¥75,993 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.
   Of the assets at the end of fiscal year under review, the amount included in "Elimination or Company-wide" was ¥90,938 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.

[Overseas Sales]

Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	34,755	24,612	59,367
II. Consolidated sales (Millions of Yen)	-	-	246,050
III. Overseas sales as a percentage of consolidated sales (%)	14.1	10.0	24.1

Consolidated Fiscal Year under Review (April 1, 2005 – March 31, 2006)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	43,360	28,889	72,250
II. Consolidated sales (Millions of Yen)	-	-	270,380
III. Overseas sales as a percentage of consolidated sales (%)	16.0	10.7	26.7

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, USA, etc.

[Transaction with related parties]

Previous Consolidated Fiscal Year (from April 1, 2004 to March 31, 2005)

Directors and major individual shareholders, etc.

Attribute	Name	Location	Capitalization (millions of yen)	Description of business	Percentage of voting rights (or ownership) (%)	Detail of relationships		Description of transaction		Transaction amount (millions of yen)	Account item	Ending balance (millions of yen)
						Concurrent directors	Business relationship					
Companies of which directors and their close relatives hold the majority of voting rights (including subsidiaries of the relevant companies)	Takahara Kosan KK *2	Minato-ku, Tokyo	10	Insurance agency	Ownership Direct ownership: 5.1	None	Handles the Company's insurance and leasing of buildings	Business transaction	Insurance premium	159	-	-
									Rental expenses	12	-	-
	Unitec Corporation *3	Shikoku Chuo City, Ehime Prefecture	98	Real estate leasing	Ownership Direct ownership: 18.3	None	Leasing of land	Business transaction	Rental expenses	181	-	-

(Notes) 1: Terms and conditions and their determining policy

(1) The insurance premium is calculated by applying the general insurance rate to the specified insurance amount.

(2) Prescribed rental fees are determined semiannually considering the neighboring climate of real estate leasing.

*2: Breakdown of voting rights of Takahara Kosan KK is as follows: Takahisa Takahara (President and CEO) directly owns 20.0%; and Keiichiro Takahara (Chairman of the Board) directly owns 1.0% and his close relatives own 44.5%, and in addition his close relatives indirectly own 34.5%.

*3: Breakdown of voting rights of Unitec Corporation is as follows: Takahisa Takahara (President and CEO) directly owns 0.7%; and close relatives of Keiichiro Takahara (Chairman of the Board) directly own 1.5%, while the close relatives of Keiichiro Takahara indirectly own 97.8%.

4: Of the foregoing amounts, transaction amounts do not include consumption taxes.

Consolidated Fiscal Year under Review (from April 1, 2005 to March 31, 2006)

Directors and major individual shareholders, etc.

Attribute	Name	Location	Capitalization (millions of yen)	Description of business	Percentage of voting rights (or ownership) (%)	Detail of relationships		Description of transaction		Transaction amount (millions of yen)	Account item	Ending balance (millions of yen)
						Concurrent directors	Business relationship					
Companies of which directors and their close relatives hold the majority of voting rights (including subsidiaries of the relevant companies)	Takahara Kosan KK *2	Minato-ku, Tokyo	10	Insurance agency	Ownership Direct ownership: 5.2	None	Handles the Company's insurance and leasing of buildings	Business transaction	Insurance premium	11	-	-
									Rental expenses	12	-	-
	Unitec Corporation *3	Shikoku Chuo City, Ehime Prefecture *5	98	Real estate leasing	Ownership Direct ownership: 18.9	None	Leasing of land	Business transaction	Rental expenses	188	-	-
	Takahara Fund P.L.C. *4	Minato-ku, Tokyo	100	Management of real estate leasing	Ownership Direct ownership: 4.8	None	Sale of investment securities	Non-business transaction	Proceeds from sale	2,581	-	-
									Profit on sale	834	-	-

(Notes) 1: Terms and conditions and their determining policy

(1) The insurance premium is calculated by applying the general insurance rate to the specified insurance amount.

(2) Prescribed rental fees are determined semiannually considering the neighboring climate of real estate leasing.

(3) Sale price of investment securities is determined through negotiation based on the price quoted by the other party, while referring to third-party appraisal.

*2: Breakdown of voting rights of Takahara Kosan KK is as follows: Takahisa Takahara (President and CEO) directly owns 20.0%; and Keiichiro Takahara (Chairman of the Board) directly owns 1.0% and his close relatives own 44.5%, and in addition his close relatives indirectly own 34.5%.

*3: Breakdown of voting rights of Unitec Corporation is as follows: Takahisa Takahara (President and CEO) directly owns 0.7%; and close relatives of Keiichiro Takahara (Chairman of the Board) directly own 1.5%, while the close relatives of Keiichiro Takahara indirectly own 97.8%. Unitec Corporation was reorganized from a joint stock company to a private limited company effective April 18, 2006 and renamed Unitec Co., Ltd.

*4: Keiichiro Takahara (Chairman of the Board) indirectly owns 100% of the voting rights of Takahara Fund P.L.C.

5: Of the foregoing amounts, transaction amounts do not include consumption taxes.

(Per-Share Information) (Yen)

Previous Consolidated Fiscal Year (from April 1, 2004 – March 31, 2005)		Consolidated Fiscal Year under Review (from April 1, 2005 - March 31, 2006)	
Net worth equity per share	2,069.30	Net worth equity per share	2,309.59
Net income per share	244.25	Net income per share	229.34
Net income per share after adjustment for residual equity	242.69	Net income per share after adjustment for residual equity	229.00

(Note) Computational basis for net income per share

Item	Previous Consolidated Fiscal Year (form April 1, 2004 – March 31, 2005)	Consolidated Fiscal Year under Review (from April 1, 2005 - March 31, 2006)
Net income (Millions of Yen)	16,381	15,287
Amount not attributable to common stock holders (Millions of Yen)	145	203
[of which directors' bonus by way of profit disposal] (Millions of Yen)	[145]	[203]
Net income relevant to common stocks (Millions of Yen)	16,235	15,084
Adjustment for net income (Millions of Yen)	(103)	(22)
[of which adjustment for residual equity of affiliates] (Millions of Yen)	[(103)]	[(22)]
Average number of common shares during period (Thousands of shares)	66,473	65,775
Outline of residual equity which, due to the absence of dilutive effect, was not included in the computation of the amount of net income per share after adjustment for residual income	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,649 Common shares 564,900 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 7,317 Common shares 731,700 shares	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,446 Common shares 544,600 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 7,057 Common shares 705,700 shares

5) [Auxiliary list of particulars of consolidation]

[Schedule of bonds payable]

Company name	Issue	Date of issuance	Balance at the end of previous year (millions of yen)	Balance at the end of the fiscal year under review (millions of yen)	Rate of interest (%)	Collateral	Period of redemption
Unicharm PetCare Corporation	First unsecured corporate bond	July 28, 1998	1,000	-	2.35% per annum	Unsecured	July 28, 2005
Total	-	-	1,000	-	-	-	-

[Details of borrowings]

Classification	Balance at the end of previous year (millions of yen)	Balance at the end of fiscal year under review (millions of yen)	Average interest rate (%)	Date for repayment
Short-term borrowings	5,635	8,614	3.27% per annum	-
Current portion of long-term debt	267	62	6.03% per annum	-
Long-term debt due after one year	344	677	5.37% per annum	October, 2007 to March, 2011
Guarantee deposits received (long-term)	1,936	1,961	3.81% per annum	-
Total	8,184	11,315	-	-

(Note) Scheduled repayment amounts for long-term debt due after one year, and within five years after the consolidated closing date are as follows

(Millions of yen)

	More than one year and up to two years	More than two years and up to three years	More than three years and up to four years	More than four years and up to five years
Long-term debt	133	153	155	145

2. [Financial Statements, etc.]

(1) [Financial Statements]

1) [Balance Sheet]

(Millions of Yen)

		45th Fiscal Year (as of March 31, 2005)			46th Fiscal Year (as of March 31, 2006)		
Classification	Note No.	Amount		Percentage (%)	Amount		Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits			34,839			50,677	
2 Notes			233			230	
3 Accounts receivable	*1		16,235			15,370	
4 Marketable securities			10,343			11,023	
5 Product and merchandise			25			24	
6 Stored goods			317			1,587	
7 Prepaid expenses			172			241	
8 Deferred tax assets			907			1,302	
9 Short-term loans for subsidiaries			6,337			794	
10 Accrued revenue	*1		3,479			1,724	
11 Other current assets			77			429	
Allowance for bad debts			(10)			(10)	
Total current assets			72,961	52.2		83,395	55.5
II Fixed assets							
1 Tangible fixed assets							
(1) Buildings		5,384			5,375		
Accumulated depreciation		(3,172)	2,212		(3,320)	2,054	
(2) Other structures		499			499		
Accumulated depreciation		(383)	115		(399)	100	
(3) Machinery and equipment		1,763			2,116		
Accumulated depreciation		(1,269)	493		(1,456)	660	
(4) Vehicle and delivery equipment		29			40		
Accumulated depreciation		(21)	8		(23)	16	
(5) Tools, furniture and fixtures		1,807			1,992		
Accumulated depreciation		(1,204)	602		(1,363)	628	
(6) Land	*2		3,486			3,022	
(7) Other tangible fixed assets			17			118	
Total tangible fixed assets			6,935	5.0		6,600	4.4

		45th Fiscal Year (as of March 31, 2005)			46th Fiscal Year (as of March 31, 2006)		
Classification	Note No.	Amount		Percentage (%)	Amount		Percentage (%)
2 Intangible fixed assets							
(1) Goodwill			454			227	
(2) Lease of land			0			0	
(3) Trademark			6			7	
(4) Software			1,821			1,254	
(5) Telephone right			0			0	
(6) Other intangible fixed assets			1			1	
Total intangible fixed assets			2,284	1.6		1,490	1.0
3 Investments and other assets							
(1) Investment securities			28,225			29,321	
(2) Stock of affiliated company			15,646			20,330	
(3) Investment in capital			12			20	
(4) Investment in affiliated company			7,099			7,416	
(5) Long term loan of affiliated company			1,253			660	
(6) Rehabilitation claim and etc			589			372	
(7) Long term prepaid expense			71			74	
(8) Prepaid pension expense			1,481			2,000	
(9) Deferred income tax asset			1,707			219	
(10) Deferred income tax asset related to revaluation	*2		212			226	
(11) Guarantee money paid			590			496	
(12) Insurance reserve fund			2,958			41	
(13) Others			407			228	
Allowance for bad debts			(916)			(525)	
Provision for valuation loss on investments in subsidiaries and affiliates			(1,638)			(2019)	
Total investments and other assets			57,702	41.2		58,863	39.1
Total fixed assets			66,922	47.8		66,954	44.5
Total Assets			139,884	100.0		150,349	100.0

Classification	Note No.	45th Fiscal Year (as of March 31, 2005) Amount		Percentage (%)	46th Fiscal Year (as of March 31, 2006) Amount		Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes			93			110	
2 Accounts payable	*1		10,775			10,647	
3 Other accounts payable	*1		11,253			11,759	
4 Accrued consumption tax, etc.			180			75	
5 Accrued expenses			777			542	
6 Accrued corporate income tax			-			4,082	
7 Deposit			91			65	
8 Advance received profit			4			4	
9 Reserve for bonus payment			1,210			1,232	
10 Other current liabilities			28			14	
Total current liabilities			24,414	17.4		28,532	19.0
II Long-term liabilities							
1 Provision for severance benefits			3,867			4,041	
2 Provision for Directors' severance bonus			1,072			1,033	
3 Other long-term liabilities			1,725			1,766	
Total long-term liabilities			6,664	4.8		6,841	4.5
Total liabilities			31,078	22.2		35,374	23.5
(Shareholders' equity)							
I Common stocks	*4		15,992	11.4		15,992	10.6
II Additional paid-in capital							
Capital reserve			18,590			18,590	
Total additional paid-in capital			18,590	13.3		18,590	12.4
III Retained earnings							
1 Earned surplus reserve			1,991			1,991	
2 Voluntary reserve			71,012			76,005	
3 Unappropriated income			9,747			13,562	
Total earned surplus			82,751	59.2		91,559	60.9
IV Land revaluation difference	*2		(309)	(0.2)		(330)	(0.2)
V Unrealized gains on available-for-sale securities			3,903	2.8		6,268	4.2
VI Treasury stocks	*5		(12,123)	(8.7)		(17,105)	(11.4)
Total shareholders' equity			108,805	77.8		114,975	76.5
Total liabilities and shareholders' equity			139,884	100.0		150,349	100.0

2) [Statement of Income]

(Millions of Yen)

Classification	Note No.	45th Fiscal Year (from April 1, 2004 – March 31, 2005) Amount		Percentage (%)	46th Fiscal Year (from April 1, 2005 – March 31, 2006) Amount		Percentage (%)
I Net sales							
Sales of products			165,132	100.0		165,125	100.0
II Cost of sales							
1 Inventory of products at beginning of period		333			25		
2 Purchase amount	*4	104,888			103,610		
Total		105,221			103,636		
3 Inventory of products at end of period		25			24		
4 Transfer to other accounts	*1	297	104,898	63.5	598	103,013	62.4
Gross profit			60,234	36.5		62,112	37.6
III Selling, general and administrative expenses	*2, 3		49,875	30.2		49,999	30.3
Operating income			10,358	6.3		12,112	7.3
IV Non-operating income							
1 Interest received	*4	80			75		
2 Interest from securities		293			323		
3 Dividend received	*4	3,786			3,642		
4 Miscellaneous income		403	4,563	2.7	418	4,461	2.7
V Non-operating expenses							
1 Interest paid		70			66		
2 Sales discount		25			25		
3 Loss on sales of securities		11			9		
4 Miscellaneous loss		40	147	0.1	52	154	0.1
Ordinary income			14,775	8.9		16,420	9.9

		45th Fiscal Year (from April 1, 2004 – March 31, 2005)			46th Fiscal Year (from April 1, 2005 – March 31, 2006)		
Classification	Note No.	Amount		Percentage (%)	Amount		Percentage (%)
VI Extraordinary profit							
1 Gain from return of the substituted portion of the governmental pension program		2,165			-		
2 Gain on sale of fixed assets	*5	1,188			17		
3 Gain on sale of investment securities		0			834		
4 Reversal of bad debt reserve		56	3,411	2.1	169	1,021	0.6
VII Extraordinary loss							
1 Impairment loss	*8	2,247			281		
2 Loss on retirement of fixed asset	*6	38			76		
3 Loss on sale of fixed asset	*7	918			1		
4 Provision for accrued retirement benefit		484			-		
5 Loss on sale of investment securities		0			3		
6 Provision for valuation loss on investments in subsidiaries and affiliates		1,424			630		
7 Loss on revaluation of stocks of affiliates		-			158		
8 Loss on sale of stocks of affiliates		-			180		
9 Sales promotion cost for previous year		-			164		
10 Other extraordinary loss		184	5,298	3.2	30	1,525	0.9
Income before tax			12,888	7.8		15,916	9.6
Corporate income tax, inhabitant tax and business tax		2,252			5,539		
Adjustments on corporate income tax, etc.		1,200	3,453	2.1	(543)	4,995	3.0
Net income			9,434	5.7		10,920	6.6
Retained earnings at beginning of period			3,052			3,667	
Reversal (reduction) of difference on revaluation of land			1,743			(20)	
Dividend			997			1,045	
Unappropriated income			9,747			13,562	

3) [Statement of Profit Appropriation]

(Millions of Yen)

		45th Fiscal Year (as of March 31, 2005) Decision of a ordinary general meeting of shareholders		46th Fiscal Year (as of March 31, 2006) Decision of a ordinary general meeting of shareholders	
Classification	Note No.	Amount		Amount	
I Unappropriated retained earnings			9,747		13,562
Total			9,747		13,562
II Reversal of voluntary reserve					
1 Reversal of reserve for reduction entry		6	6	5	5
Total			9,754		13,567
III Profit appropriation					
1 Dividends		997		1,045	
2 Bonuses to directors and corporate auditors		90		128	
[Of which, bonuses to corporate auditors]		[3]		[8]	
3 Voluntary reserve					
(1) General reserve		5,000	6,087	7,000	8,174
IV Profits carried forward			3,667		5,393

(Notes) 1. Interim dividends of ¥997 million (¥15 per share) were paid on December 10, 2004.
2. Interim dividends of ¥1,045 million (¥16 per share) were paid on December 9, 2005.

Important Matters affecting the Preparation of Financial Statements

Item	45th Fiscal Year (from April 1, 2004 – March 31, 2005)	46th Fiscal Year (from April 1, 2005 – March 31, 2006)
1 Standard and method of valuation of marketable securities	Marketable securities (including investment securities) Held-to-maturity bonds Amortized cost method (straight-line method) Shares in subsidiaries and associated concerns To be stated at cost based on the moving-average method Other marketable securities Marketable securities with fair market value Stated at market value based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value To be stated at cost based on the moving-average method	Marketable securities (including investment securities) Held-to-maturity bonds Same as left Shares in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Same as left Marketable securities without fair market value Same as left
2 Standard and method of valuation of inventories	Products and merchandise Stated at cost based on the periodic average method	Products and merchandise Same as left
3 Standard and method of valuation of derivative transactions	Stated at market based on the market price, etc. as of fiscal closing date	Same as left
4 Method of depreciation of fixed assets	Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings: 3 - 50 years Intangible fixed assets By straight-line method 5 years for goodwill; internally estimated usable term (5 years) for software (for internal use) Long-term prepaid expenses By straight-line method	Tangible fixed assets Same as left Intangible fixed assets Same as left Long-term prepaid expenses Same as left
5 Accounting method for deferred assets	New share issuing expense Expensed entirely when paid.	New share issuing expense Same as left
6 Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen	Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss.	Same as left
7 Appropriation standard applicable to provisions		
(1) Allowance for bad debts	In order to provide for losses from bad debts, the Company appropriates an estimated amount based on actual bad debts with respect to its general claims, and estimated non-recoverable amounts based on individual examinations of recoverability with respect to its specified claims including doubtful receivables.	Same as left
(2) Provision for valuation loss on investments in subsidiaries and affiliates	In order to provide against a decline in the value of its investments in subsidiaries and affiliates, the Company appropriates an amount corresponding to the reduction of net worth equity.	Same as left
(3) Provision for employees' bonus	An amount corresponding to the fiscal year under review is appropriated for the next	Same as left

	payment of employees' bonus.	

Item	45th Fiscal Year (from April 1, 2004 – March 31, 2005)	46th Fiscal Year (from April 1, 2005 – March 31, 2006)
(4) Provision for employees' severance benefits	Out of the estimated amount of pension obligations and annuity assets at the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. The difference (¥4,053 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference. (Additional Information) With the enforcement of the Defined-Benefit Corporate Pension Law, the Company was exempted by the Minister of Health, Labor and Welfare on August 1, 2004, with respect to the portion previously disbursed for the employees' pension fund, and paid the relevant amount subject to the return (minimum liability reserve) on November 19, 2004. The positive impact of the foregoing in the amount of ¥2,165 million was reported as an extraordinary profit for the fiscal year under review.	Out of the estimated amount of pension obligations and annuity assets at the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on a pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on a pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.
(5) Provision for directors' severance bonus	In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.	Same as left

Item	45th Fiscal Year (from April 1, 2004 – March 31, 2005)	46th Fiscal Year (from April 1, 2005 – March 31, 2006)
8 Method of treating lease transactions	The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	Same as left
9 Method of hedge accounting	-	1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts. 2) Method and subject of hedging Method of hedging … Exchange contracts Subject of hedging … Scheduled foreign currency-denominated transactions 3) Hedging policy As for exchange contracts methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. (4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.
10 Other important matters for preparation of financial statements	Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the financial statements are reported net of Consumption Tax, etc.	Accounting treatment of Consumption Tax, etc. Same as left

Changes in Accounting Treatment

45th Fiscal Year (from April 1, 2004 – March 31, 2005)	46th Fiscal Year (from April 1, 2005 – March 31, 2006)
(Accounting standard pertaining to impairment of fixed assets) It became possible to apply the "Accounting Standard Pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and the "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from financial statements covering the fiscal year ended March 31, 2004. The Company applied the said Accounting Principle and Guideline starting with the fiscal year under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million. The amounts of accumulated impairment loss are deducted directly from the amounts of the each assets in accordance with Rules on Financial Statements.	-

Additional Information

45th Fiscal Year (from April 1, 2004 – March 31, 2005)	46th Fiscal Year (from April 1, 2005 – March 31, 2006)
(Method of presentation of pro forma standard taxation portion of corporate enterprise tax on Consolidated Statement of Income) Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, beginning with the fiscal year under review, selling, general and administrative expenses include the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base, in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004). The allocation of value added and capital in corporate tax amounting to ¥148 million is included in selling, general and administration expenses.	-

Notes

(Balance Sheet) (Millions of Yen)

45th Fiscal Year (from April 1, 2004 – March 31, 2005)	46th Fiscal Year (from April 1, 2005– March 31, 2006)
*1 Accounts receivable includes the following items for affiliates: Accounts receivable 2,354 Accrued revenue 2,144 Accounts payable 10,728 Accrued liability 4,983	*1 Accounts receivable includes the following items for affiliates: Accounts receivable 1,218 Accrued revenue 1,668 Accounts payable 10,640 Accrued liability 5,127
*2 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in shareholders' equity as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (428)	*2 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in shareholders' equity as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (458)
3 Liabilities on guarantees Liabilities on guarantee for corporate bonds and borrowings from financial institutions are as follows: Unicharm PetCare Corporation 1,000 Total 1,000 Aggregate outstanding amount of claims, etc. subject to liability for defect associated with business transfer: Unicharm Eduo Corporation 82	3 Liabilities on guarantees -
*4 Share authorized Common stocks 196,390,000 stocks Total number of outstanding shares Common stocks 68,981,000 stocks *5 The number of treasury stocks Common stocks 2,509,000 stocks 6 Dividend limitation Amounts of net assets increased by evaluating assets specified in Section 124-3 of Enforcement Regulations of Commercial Code. 3,614	*4 Share authorized Common stocks 275,926,000 stocks Total number of outstanding shares Common stocks 68,981,000 stocks *5 The number of treasury stocks Common stocks 3,611,000 stocks 6 Dividend limitation Amounts of net assets increased by evaluating assets specified in Section 124-3 of Enforcement Regulations of Commercial Code. 5,943

(Statement of Income)

(Millions of Yen)

45th Fiscal Year (April 1, 2004 – March 31, 2005)		46th Fiscal Year (April 1, 2005 – March 31, 2006)	
*1 Breakdown of transfer to other accounts		*1 Breakdown of transfer to other accounts	
Transfer to sales charges	297	Transfer to sales charges	598
*2 Breakdown of main items in selling, general and administrative expenses		*2 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expense	4,837	Sales-related transportation expense	5,052
Sale promotion expense	16,275	Sale promotion expense	16,840
Advertising expense	6,477	Advertising expense	5,628
Other fees	2,712	Other fees	3,052
Employees' salaries and bonus	4,944	Employees' salaries and bonus	5,308
Amount newly categorized as provision for employees' bonus	1,210	Amount newly categorized as provision for employees' bonus	1,027
Amount newly categorized as provision for severance benefits	768	Amount newly categorized as provision for severance benefits	734
Amount newly categorized as provision for directors' severance bonus	45	Amount newly categorized as provision for directors' severance bonus	47
Depreciation expense	1,305	Depreciation expense	1,021
Percentage of selling expenses to selling, general and administrative expenses	83%	Percentage of selling expenses to selling, general and administrative expenses	82%
*3 General and administrative expenses includes research and development expense of ¥3,556 million.		General and administrative expenses includes research and development expense of ¥3,626 million.	
*4 Includes the following items with regard to transactions with affiliates		*4 Includes the following items with regard to transactions with affiliates	
Purchase of merchandise	99,074	Purchase of merchandise	100,213
Dividend received	3,612	Dividend received	3,506
*5 Breakdown of main items in loss on disposal of fixed assets		*5 Breakdown of main items in loss on disposal of fixed assets	
Buildings and other structures	1,110	Buildings and other structures	2
Land	78	Land	13
		Other	2
*6 Breakdown of main items in loss on disposal of fixed assets		*6 Breakdown of main items in loss on disposal of fixed assets	
Machinery and equipment	8	Machinery and equipment	42
Software	30	Software	27
		Other	5
*7 Loss on sales of fixed assets		*7 Loss on sales of fixed assets	
Buildings and other structures	592	Land	1
Land	321		
Telephone right	3		

45th Fiscal Year (April 1, 2004 – March 31, 2005)	46th Fiscal Year (April 1, 2005 – March 31, 2006)
*8 Impairment loss The Unicharm Group reported impairment losses for the following asset groups:	*8 Impairment loss The Unicharm Group reported impairment losses for the following asset groups:

45th Fiscal Year

Use	Location	Asset type	Impairment loss (Millions of Yen)
Sightseeing/ leisure facilities	Utazu City, Kagawa	Buildings Land Other	551 961 113
Idle assets	Utazu City, Kagawa and other locations	Land	621

The Unicharm Group accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties. The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss. This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories. The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers.

46th Fiscal Year

Location	Asset type	Impairment loss (Millions of Yen)
Minato-ku, Tokyo	software	281

The Unicharm Group accounts for earnings and expenses by business unit. We introduced the relevant software to rationalize business management of the group. However, we reviewed its profitability because it became necessary to revise the initial introduction plan at the end of the fiscal year under review. As a result, we reduced the book value of the software to a recoverable amount, because its future cash flows fell below the carrying value of investment. The relevant reduction (¥281 million) was treated as an impairment loss and reported as an extraordinary loss. The recoverable value of the software is measured by its use value, and is computed by discounting its future cash flows at 4.3%.

(Lease Transactions) (Millions of Yen)

45th Fiscal Year (from April 1, 2004 – March 31, 2005)	46th Fiscal Year (from April 1, 2005 – March 31, 2006)
1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent tò acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.
Amount equivalent to cost of acquiring 1,027	Amount equivalent to cost of acquiring 924
Amount equivalent to accumulated depreciation 787	Amount equivalent to accumulated depreciation 842
Amount equivalent to amount *outstanding as of the end of period* 240	Amount equivalent to amount *outstanding as of the end of period* 81
Note: The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Note: Same as left
2) Amount equivalent to unearned leasing fees as of the end of the period:	2) Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 161	One year or less 76
Over one year 78	Over one year 5
Total 240	Total 81
Note: The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Note: Same as left
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 223	Leasing fees payable 162
(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	4) Method of computation of amount equivalent to depreciation expense Same as left
	2 Operating lease transactions
	Unearned leasing fees
	One year or less 4
	Over one year 2
	Total 6

(Marketable Securities)

45th Fiscal Year (As of March 31, 2005)	46th Fiscal Year (As of March 31, 2006)
Stocks of subsidiaries with market value	Stocks of subsidiaries with market value

45th Fiscal Year (As of March 31, 2005)

Stocks of subsidiaries with market value

(Millions of Yen)

	Balance Sheet Amount	Market Value	Difference
Stocks of subsidiaries	1,146	17,398	16,251

No stock of affiliates carried any market value.

46th Fiscal Year (As of March 31, 2006)

Stocks of subsidiaries with market value

(Millions of Yen)

	Balance Sheet Amount	Market Value	Difference
Stocks of subsidiaries	1,146	24,769	23,622

No stock of affiliates carried any market value.

(Tax effect accounting)

45th Fiscal Year (As of March 31, 2005)

1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual

(Deferred tax assets)	(Millions of Yen)
Current assets	
Reserve for bonus payment	492
Other	469
Total	961
Fixed assets	
Investment securities	1,030
Provision for severance benefits	906
Provision for Directors' severance bonus	436
Allowance for bad debts	289
Allowance for valuation losses on investments in affiliates	666
Impairment loss	832
Other	262
Total	4,424
Total deferred tax assets	5,386

(Deferred tax liabilities)	(Millions of Yen)
Current liabilities	
Accrued business tax	53
Other	0
Total	54
Fixed liabilities	
Reserve for reduction entry	38
Unrealized gains on available-for-sale securities	2,679
Total	2,717
Total deferred tax liabilities	2,771
Net deferred tax assets (or liabilities)	
Deferred tax assets (Current)	907
Deferred tax assets (Fixed)	1,707

(Deferred tax assets related to revaluation)	(Millions of Yen)
Land	212

2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main reason

Statutory effective tax rate	40.7%
(Adjustment)	
Items like entertainment expenses permanently excluded from expenses	1.0%
Items like dividend income permanently excluded from income	-10.2%
Per capita levy of residential taxes	0.3%
Special corporate tax deduction such as research expenses	-2.1%
Foreign tax credit	-0.9%
Others	-2.0%
Applicable corporate tax rate after the adoption of the tax effect accounting	26.8%

46th Fiscal Year (As of March 31, 2006)

1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual

(Deferred tax assets)	(Millions of Yen)
Current assets	
Reserve for bonus payment	501
Accrued business tax	361
Other	439
Total	1,302
Fixed assets	
Investment securities	1,034
Provision for severance benefits	830
Provision for Directors' severance bonus	420
Allowance for bad debts	178
Allowance for valuation losses on investments in affiliates	942
Impairment loss	849
Other	298
Total	4,555
Total deferred tax assets	5,858

(Deferred tax liabilities)	(Millions of Yen)
Current liabilities	
Other	0
Total	0
Fixed liabilities	
Reserve for reduction entry	34
Unrealized gains on available-for-sale securities	4,302
Total	4,336
Total deferred tax liabilities	4,336
Net deferred tax assets (or liabilities)	
Deferred tax assets (Current)	1,302
Deferred tax assets (Fixed)	219

(Deferred tax assets related to revaluation)	(Millions of Yen)
Land	226

2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason

Statutory effective tax rate	40.7%
(Adjustment)	
Items like entertainment expenses permanently excluded from expenses	0.7%
Items like dividend income permanently excluded from income	-7.5%
Per capita levy of residential taxes	0.2%
Special corporate tax deduction such as research expenses	-1.6%
Foreign tax credit	-0.9%
Others	-0.2%
Applicable corporate tax rate after the adoption of the tax effect accounting	31.4%

(Per-Share Information) (Yen)

45th Fiscal Year (from April 1, 2004 – March 31, 2005)	46th Fiscal Year (from April 1, 2005 – March 31, 2006)
Net worth equity per share 1,635.50	Net worth equity per share 1,756.87
Net income per share 140.57	Net income per share 164.08
Net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.	Same as left

(Note) Computational basis for net income per share

Item	45th Fiscal Year (from April 1, 2004 – March 31, 2005)	46th Fiscal Year (from April 1, 2005 – March 31, 2006)
Income as reported on statement of income (Millions of Yen)	9,434	10,920
Amount not attributable to common stock holders (Millions of Yen)	90	128
[portion of which is directors' bonus by way of profit disposal]	[90]	[128]
Net income relevant to common stocks (Millions of Yen)	9,344	10,792
Average number of common shares during period (thousand shares)	66,473	65,775
Outline of residual equity which, due to the absence of its diluting effect, was not included in the computation of the amount of net income per share after adjustment for residual income	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,649 Common shares 564,900 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 7,317 Common shares 731,700 shares	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,446 Common shares 544,600 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 7,057 Common shares 705,700 shares

4) [Auxiliary list of particulars]

[Details of marketable securities]

[Equities]

Issue			Number of shares	Balance sheet amount (Millions of Yen)
Investment securities	Other marketable securities	KDDI Corporation	4,840	3,044
		Ihara Science Corporation	1,300,000	2,379
		UFJ Capital Finance 4 Limited (Series- A)	200	2,000
		Mitsubishi UFJ Financial Group, Inc.	892	1,606
		The Goodwill Group, Inc.	11,883	1,307
		The Iyo Bank, Ltd.	1,017,640	1,288
		The Hiroshima Bank, Ltd.	1,675,100	1,170
		Mizuho Preferred Capital (Cayman) 7 Limited (Series-A)	10	1,000
		AEON Co., Ltd.	153,484	438
		Planet, Inc.	752	289
		Other 80 issues	1,947,053	2,894
Total			6,111,856	17,418

[Bonds]

Class and issue			Total par value (Millions of Yen)	Balance sheet amount (Millions of Yen)
Marketable securities	Held-to-maturity bonds	ABCP J-Bird/Lumiere Series	8,000	7,999
		Command Corporation Short Term Corporate Bond	1,000	999
		Subtotal	9,000	8,999
	Other marketable securities	WMT Global Funding II Inc. class A-2	24	23
		REPAK LTD (SR. 6)	1,000	1,000
		Composite CDO Euroyen Bond Series 71	1,000	1,000
		Subtotal	2,024	2,024
Investment securities	Held-to-maturity bonds	Companie de Financement Foncier	1,000	1,000
		KOMMUNALBANKEN AS	1,000	1,000
		Subtotal	2,000	2,000
	Other marketable securities	Callable foreign exchange-linked bonds	2,500	2,126
		Callable interest rate-linked bonds	2,500	1,753
		Mortgage backed commerce and industry loan debt Master Trust Series 2003-1NRL beneficiary rights	1,000	997
		WMT Global Funding II Inc. Class A-2	528	525
		WMT Global Funding II Inc. Class B	200	198
		WMT Global Funding II Inc. Class C	200	198
		Jupiter Finance Repackage Bond 2003-8	1,000	1,000
		Jupiter Finance Repackage Bond 2004-4	1,000	1,000
		Composite ABS CDO Euroyen Bond	1,000	1,000
		Portfolio Credit Link Bond	1,000	996
		Subtotal	10,928	9,795
Total			23,952	22,818

[Others]

Class and issue			Unit of investment (unit)	Balance sheet amount (Millions of Yen)
Investment securities	Other marketable securities	Subscription certificate (three issues)	4	107
Total			4	107

[Details of tangible fixed assets]

(Millions of Yen)

Type of asset	Balance at the end of previous year	Amount of increase during the fiscal year under review	Amount of decrease during the fiscal year under review	Balance at the end of the fiscal year under review	Accumulated depreciation or cumulative amortization at the end of the fiscal year under review	Amortization in the fiscal year under review	Balance at the end of the fiscal year under review
Tangible fixed assets							
Buildings	5,384	13	23	5,375	3,320	162	2,054
Other structures	499	0	0	499	399	15	100
Machine and equipment	1,763	527	174	2,116	1,456	289	660
Vehicle and delivery equipment	29	11	-	40	23	2	16
Tools, furniture and fixture	1,807	245	60	1,992	1,363	215	628
Land	3,486	-	464	3,022	-	-	3,022
Construction in progress	17	304	204	118	-	-	118
Total tangible fixed assets	12,987	1,103	927	13,163	6,563	686	6,600
Intangible fixed assets							
Goodwill	1,135	-	-	1,135	908	227	227
Lease of land	0	-	-	0	-	-	0
Trademark	29	1	0	31	24	1	7
Software	5,913	287	3,687 (281)	2,513	1,259	543	1,254
Telephone right	0	-	-	0	-	-	0
Other intangible fixed assets	13	0	-	13	12	0	1
Total intangible fixed assets	7,092	289	3,687 (281)	3,694	2,204	772	1,490
Long term prepaid expense	101	32	14	119	45	25	74

(Note) The decrease in tangible fixed assets during the fiscal year under review was mainly made up of the following:
Software: Expiration of amortization period: ¥3,337 million
Note that the figures in brackets for the amount of decrease during the fiscal year under review denote loss on impairment of tangible fixed assets.

[Details of common stocks]

Classification		Balance at the end of previous year	Amount of increase during the fiscal year under review	Amount of decrease during the fiscal year under review	Balance at the end of the fiscal year under review
Capitalization (millions of yen)		15,992	-	-	15,992
Issued stocks within Shareholders' equity – common stock	Common stock (Shares)	(68,981,591)	(-)	(-)	(68,981,591)
	Common stock (Millions of Yen)	15,992	-	-	15,992
	Total (Shares)	(68,981,591)	(-)	(-)	(68,981,591)
	Total (Millions of Yen)	15,992	-	-	15,992
Capital reserve and other additional paid-in capital	Capital reserve Additional paid-in capital (Millions of Yen)	18,590	-	-	18,590
	Total (Millions of Yen)	18,590	-	-	18,590
Earned surplus reserve and voluntary reserve	Earned surplus reserve (Millions of Yen)	1,991	-	-	1,991
	Voluntary reserve Dividend reserve (Millions of Yen)	400	-	-	400
	Reduced value entry reserve (Millions of Yen) (Note 2)	62	-	-	55
	Special reserve (Millions of Yen) (Note 3)	70,550	5,000	-	75,550
	Total (Millions ofYyen)	73,004	5,000	-	77,997

(Notes) 1: Treasury stock at the end of the fiscal year under review was 3,611,190 shares.

2: An increase in reduced value entry reserve in the fiscal year under review was due to appropriation of earnings for the account settlement in the previous year.

3: An increase in special reserve in the fiscal year under review was due to appropriation of earnings for the account settlement in the previous year.

[Details of allowances]

(Millions of Yen)

Classification	Balance at the end of previous year	Amount of increase during the fiscal year under review	Amount of decrease during the fiscal year under review (used for purposes)	Amount of decrease during the fiscal year under review (other)	Balance at the end of the fiscal year under review
Allowance for bad debts	926	10	221	179	535
Allowance for valuation loss on investments in affiliates	1,638	630	249	-	2,019
Provision for employees' bonuses	1,210	1,232	1,210	-	1,232
Provision for directors' severance bonuses	1,072	47	86	-	1,033

(Note) The amount of decrease during the fiscal year under review (other) for allowance for bad debts was calculated using the conventional method that was applied to general claims and reversal of allowance due to debt collection.

(2) Main assets or liabilities

1) Assets

(i) Cash and deposits

Description	Amount (Millions of Yen)
Cash	1
Type of deposits	
Ordinary deposit	21,402
Current account	273
Time deposit	29,000
Subtotal	50,676
Total	50,677

(ii) Notes receivable

Breakdown of notes receivable by client

	Amount (Millions of Yen)
Fukusuke Kogyo Co., Ltd.	151
JMS Co., Ltd.	21
Muranaka Medical Instruments Co., Ltd.	20
Sanshodoh Co., Ltd.	8
Bohsei Science Co., Ltd.	7
Others (Note)	20
Total	230

(Note) Care-root Service Corporation and other companies

Breakdown by payment due date

Payment due date	April 2006	May 2006	June 2006	After July 2006	Total
Amount (Millions of Yen)	111	68	50	0	230

(iii) Accounts receivable

Breakdown of accounts receivable by client

	Amount (Millions of Yen)
Arata Corporation	2,336
Paltac Corporation	1,684
Watakyu Seimoa Corporation	1,636
Pip-Tokyo Co., Ltd.	815
Pip-Fujimoto Co., Ltd.	464
Others	8,432
Total	15,370

State of delayed payment and collection

Balance at the end of previous year (A) (Millions of Yen)	Amount delayed in the fiscal year under review (B) (Millions of Yen)	Amount collected in the fiscal year under review (C) (Millions of Yen)	Balance at the end of the fiscal year under review (Millions of Yen)	Percentage of debt collection (%): $\frac{C}{A+B} \times 100$	Number of days delayed (days)
16,235	177,067	177,932	15,370	92.0	32.6

(Notes) 1: Number of days delayed was calculated by the following formula:

$$\frac{\text{Balance at the end of previous year + Balance at the end of the fiscal year under review}}{2} \Big/ \frac{\text{Amount delayed in the fiscal year under review}}{365}$$

2: The Company processes consumption tax using net-of-tax method, but the foregoing amount delayed in the fiscal year under review includes consumption tax.

(iv) Inventory assets

Category	Amount (Millions of Yen)
Products and merchandise	
Baby and child care products (Note 1)	10
Feminine care products (Note 2)	4
Other products (Note 3)	9
Supplies	
Machinery for disposal	1,584
Other supplies	2
Total	1,611

(Notes) 1: Paper baby diapers and wet tissues etc.
2: Sanitary napkins, sanitary tampons, sanitary shorts, etc.
3: Adult-use incontinence care products, food-wrapping materials, cosmetic powder puffs, etc.

(v) Stock of affiliated companies

Breakdown by affiliate

Affiliate	Amount (Millions of Yen)
Unicharm Product Co., Ltd.	5,107
Unicharm Gulf Hygienic Industries Ltd.	4,446
Uni-Charm (Thailand) Co., Ltd.	2,478
LG UniCharm Co., Ltd.	1,703
United Charm Co., Ltd.	1,401
Others (Note)	5,194
Total	20,330

(Note) Uni.Charm Mölnlycke B.V. and other companies

(vi) Investment in affiliated companies

Breakdown by affiliate

Affiliate	Amount (Millions of Yen)
Shanghai Unicharm Co., Ltd.	1,643
Uni-Charm Consumer Product (China) Co., Ltd.	4,832
Uni-Charm Consumer Product and Living (Shanghai) Co., Ltd.	940
Total	7,416

1) Liabilities

(i) Notes payable

Breakdown of notes payable by client

Client	Amount (Millions of Yen)
Giken Kohki Co., Ltd.	17
Yuri Roll Co., Ltd.	15
Kyotokagaku Co., Ltd.	10
HALLYS Corporation	10
FP Corporation	8
Other Companies (Note)	47
Total	110

(Note) G-MAC Inc. and other companies

Breakdown by payment due date

Payment due date	April 2006	May 2006	June 2006	July 2006	August 2006	Total
Amount (Millions of Yen)	12	18	20	53	5	110

(vii) Accounts payable

Client	Amount (Millions of Yen)
Unicharm Product Co., Ltd.	10,629
Others	17
Total	10,647

(iii) Accrued liability

Client	Amount (Millions of Yen)
Expenses payable	2,860
Accounts payable for facilities	775
Others	8,124
Total	11,759

(3) Other

There are no relevant items.

Section 6 [Reference Information on The Company]

Accounting period	March 31
General Shareholders' Meeting	In June
Base date	March 31
Classes of stock	1-share certificate, 5-share certificate, 10-share certificate, 50-share certificate, 100-share certificate, 500-share certificate, 1,000-share certificate, 10,000-share certificate and less-than-100-share certificate
Record date for interim dividend	September 30
Stock trade unit	100 shares
Reregister ownership of shares	
Stock Handling Office	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Custodian of stockholders' list	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Agents	Each branch of Japan Securities Agents, Ltd. nationwide
Fees for reregistering ownership of shares	Free of charge
Fees for issuing new share certificate	Equivalent amount of stamp tax per new share certificate
Registration of loss of stock certificate	
Fee for registering the loss of stock certificate	¥8,000 per registration
Purchase of fractional shares	
Stock Handling Office	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Custodian of stockholders' list	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Agents	Each branch of Japan Securities Agents, Ltd. nationwide
Purchase fees	Amount specified separately as equivalent of stock brokerage fees
Newspaper in which announcements will appear	The Company introduced an electronic announcement system. Note, however, that we will make announcements in the Nihon Keizai Shimbun if we are unable to publish announcements on the website (http://www.unicharm.co.jp/ir) due to accident or other unavoidable reason.
Shareholder benefit program	The Company has a shareholder benefit program for shareholders who own 100 shares or more of the Company as of the end of March each year. Shareholders receive the following benefits in accordance with their shareholdings. Shareholders with 100 shares or more and less than 1,000 shares The Company's products up to ¥1,000 in value, or a specialty product from Shikoku Shareholders with 1,000 shares or more The Company's products up to ¥5,000 in value, or a specialty product from Shikoku

Section 7 [Reference Information on The Company]

1 Information on parent companies of the Company.

The Company has no parent companies

2 Other reference information

The Company submitted the following documents between the first day of the fiscal year under review and the date of submission of this Report:

(1) Report on the Status of Purchase of Treasury Stock Certificates
Submitted to Director General, Kanto Region Finance Bureau

Date Submitted	July 15, 2005
	August 12, 2005
	September 9, 2005
	October 14, 2005
	November 15, 2005
	December 14, 2005
	January 13, 2006
	February 15, 2006
	March 14, 2006
	April 13, 2006
	May 12, 2006
	June 14, 2006

(2) Securities Report and Attachments covering 45th Business Year (April 1, 2004 through March 31, 2005)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted June 29, 2005

(3) Interim Report for 46th Business Year (April 1 through September 30, 2005)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted December 16, 2005

(4) Reissued Reports
Submitted to Director General, Kanto Region Finance Bureau
Reissued Report for Securities Report (above (2))
Date Submitted December 16, 2005
Reissued Report for Interim Report for 44th Business Year
Date Submitted December 16, 2005
Reissued Report for Interim Report for 45th Business Year
Date Submitted December 16, 2005

(5) Registration of Issuance of Corrections
Submitted to Director General, Kanto Region Finance Bureau

Date Submitted	June 29, 2005
	December 16, 2005
	January 27, 2006

PART 2 [Information on Guarantors, etc. of The Company]

None

Report of Independent Auditors

June 29, 2005

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Representative Partner

Engagement Partner Shigeji Sugimoto, C.P.A.

Engagement Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the consolidated balance sheet, consolidated statement of income, consolidated statement of retained earnings, consolidated statement of cash flows and consolidated supplementary statement covering the consolidated fiscal year (from April 1, 2004 through March 31, 2005). Responsibility for the preparation of these consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the consolidated financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the consolidated financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of March 31, 2005 and the results of their operations and their cash flows for the consolidated financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

Additional Information

As stated in "Changes in Accounting Treatment," it became possible to apply the accounting standard pertaining to impairment of fixed assets with effect from consolidated financial statements covering the fiscal year ended March 31, 2004. Accordingly, the Company prepared its consolidated financial statements by applying the said accounting standard with effect from the fiscal year under review.

There exists no stake or interest between the Company and this Audit Corporation or its Engagement Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

Report of Independent Auditors

June 29, 2006

To: Board of Directors
Unicharm Corporation

Audit Corporation Tohmatsu
Designated Partner
Managing Partner Shigeji Sugimoto, C.P.A.
Designated Partner
Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the consolidated balance sheet, consolidated statement of income, consolidated statement of retained earnings, consolidated statement of cash flows and consolidated supplementary statement covering the consolidated fiscal year (from April 1, 2005 through March 31, 2006). Responsibility for the preparation of these consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the consolidated financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the consolidated financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of March 31, 2006 and the results of their operations and their cash flows for the consolidated financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

---

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

Report of Independent Auditors

June 29, 2005

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Representative Partner

Engagement Partner Shigeji Sugimoto, C.P.A.

Engagement Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying financial statements of Unicharm Corporation and subsidiaries, comprising the balance sheet, statement of income, statement of retained earnings and supplementary statement covering the 45th fiscal year (from April 1, 2004 through March 31, 2005). Responsibility for the preparation of these financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of March 31, 2005 and the results of its operations for the financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

Additional Information

As stated in "Changes in Accounting Treatment," it became possible to apply the accounting standard pertaining to impairment of fixed assets with effect from financial statements covering the fiscal year ended March 31, 2004. Accordingly, the Company prepared its financial statements by applying the said accounting standard with effect from the fiscal period under review.

There exists no stake or interest between the Company and this Audit Corporation or its Engagement Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

---

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

Report of Independent Auditors

June 29, 2006

To: Board of Directors
Unicharm Corporation

Audit Corporation Tohmatsu
Designated Partner
Managing Partner Shigeji Sugimoto, C.P.A.
Designated Partner
Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying financial statements of Unicharm Corporation and subsidiaries, comprising the balance sheet, statement of income, statement of retained earnings and supplementary statement covering the 46th fiscal year (from April 1, 2005 through March 31, 2006). Responsibility for the preparation of these financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of March 31, 2006 and the results of its operations for the financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

---

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).